
RECD S.E.C.
MAY 2 2 2003
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K


03020464

REPORT OF FOREIGN PRIVATE ISSUER

RE 5-1-03

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of: May 2003

Commission File Number: 001-16429

ABB Ltd
(Exact name of registrant as specified in charter)

N/A
(Translation of registrant's name into English)


PROCESSED
MAY 23 2003
THOMSON
FINANCIAL

Switzerland
(Jurisdiction of organization)

P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive offices)

Registrant's telephone number, international: + 011-41-1-317-7111

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

99.1 Annual report to shareholders of ABB Ltd for fiscal year 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD



Date: May 21, 2003

By: ____________________
Name: Beat Hess
Title: Group Senior Officer

By: ____________________
Name: Hans Enhörning
Title: Group Vice President

ABB Group Annual Report 2002
Operational review


power tech ologies


automation technologies

ABB

Contents

Caution concerning forward-looking statements

The ABB Group Annual Report 2002 is published in English, German, Swedish and French, and includes forward-looking statements. The English-language version is binding. In the Operational review, such statements are included in "Letter to shareholders," "Power Technologies," "Automation Technologies," "Oil, Gas and Petrochemicals" and "Business improvement" and in the Financial review, such statements are included in "Operating and financial review and prospects." Additionally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar words are intended to identify forward-looking statements. We have based these forward-looking statements largely on current expectations and projections about future events, financial trends and economic conditions affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things, the following: (i) the difficulty of forecasting future market and economic conditions; (ii) the effects of, and changes in, laws, regulations, governmental policies, taxation, or accounting standards and practices; (iii) our ability to dispose of certain of our non-core businesses on terms and conditions acceptable to us; (iv) our ability to further reduce our indebtedness as planned; (v) the resolution of asbestos claims on terms and conditions satisfactory to us; (vi) the effects of competition in the product markets and geographic areas in which we operate; (vii) our ability to anticipate and react to technological change and evolving industry standards in the markets we operate; (viii) the timely development of new products, technologies, and services that are useful for our customers; (ix) unanticipated cyclical downturns in some of the industries that we serve; (x) the risks inherent in large, long-term projects served by parts of our business; (xi) the difficulties encountered in operating in emerging markets; and (xii) other factors described in documents that we may furnish from time to time with the U.S. Securities and Exchange Commission, including our Annual Reports on Form 20-F. Although we believe that the expectations reflected in any such forward-looking statement are based on reasonable assumptions, we can give no assurance that they will be achieved.

We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

The complete ABB Group Annual Report 2002 consists of this Operational review and a Financial review. For a copy of the Financial review, please use the contact information on the back of this report, or go to www.abb.com and download the entire report. ABB also publishes an annual Sustainability Report (June) and an annual Technology Report (November). These reports can also be obtained by using the contact information on this report or through ABB's Web site.



About ABB

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries.

ABB is headquartered in Zurich, Switzerland. ABB Ltd shares are traded on the stock exchanges in London/Zurich, Stockholm, Frankfurt and New York.

The ABB Group was formed in 1988, when the Swedish Asea and the Swiss BBC Brown Boveri merged under the name ABB. Asea's history dates back to 1883. BBC Brown Boveri was founded in 1891.


To find out more visit: www.abb.com/about

ABB Group 2002: Strong performance by core businesses

Core businesses: Q4 2002 EBIT up 38 percent; full-year 2002 EBIT up 4.3 percent; 2003 EBIT expected to increase more than 20 percent

Discontinued operations, asbestos provisions result in net loss

Key divestments completed in 2002, more intended for 2003


Media inquiries e-mail:
media.relations@ch.abb.com


Analyst and investor inquiries e-mail:
investor.relations@ch.abb.com

US$ 18,295m

Group revenues (2001 $ 19,382m)*

US$ 394m

Group earnings before interest and taxes (2001 $ 157m)*

US$ –783m

Net loss (2001 $–729m)*

* Restated to reflect the move of businesses to discontinued operations, which do not contribute to revenues or EBIT, and an amendment filed by the Swedish Export Credit Corporation.

Core division revenues 2001–2002*
($ millions)



6,873
7,103
8,508
8,482
2001
2002
PT
AT
PT Power Technologies
AT Automation Technologies

Core division EBIT 2001–2002*
($ millions)



392
428
515
518
2001
2002
PT
AT
PT Power Technologies
AT Automation Technologies

* Based on estimated 2002 figures for our new core divisions. For our audited 2002 results under U.S. GAAP, based on our former division structure, please refer to the Financial review.

Revenues by region 2002



Europe 56%
The Americas 23%
Asia 14%
Middle East and Africa 7%

Employees by region 2002



Europe 65%
The Americas 17%
Asia 12%
Middle East and Africa 6%

Total Group

Year ended December 31 (U.S. dollar amounts in millions except per share and % data)	2002	2001
Orders received	**18,112**	19,672
Revenues	**18,295**	19,382
Earnings before interest and taxes (EBIT)	**394**	157
Income from continuing operations before taxes and minority interest	**251**	(66)
Net income (loss)	**(783)**	(729)
Stockholders' equity	**1,013**	1,975
Total assets	**29,533**	32,305
Capital expenditure, excluding purchased intangible assets	**460**	607
Capital expenditure for acquisitions	**154**	597
Divestitures	**2,545**	283
Research and development expense	**550**	593
Order-related development expenditure	**249**	405
Earnings before interest and taxes/Revenues	**2.2%**	0.8%
Return on equity	**(52.4%)**	(20.4%)
Net operating cash flow	**19**	1,983
Number of employees	**139,051**	156,865
Basic earnings (loss) per share		
Income (loss) from continuing operations	**0.09**	(0.15)
Net income (loss)	**(0.70)**	(0.64)
Diluted earnings (loss) per share		
Income (loss) from continuing operations	**(0.08)**	(0.15)
Net income (loss)	**(0.83)**	(0.64)
Revenues by region		
Europe	**10,265**	10,852
The Americas	**4,101**	4,863
Asia	**2,603**	2,435
Middle East and Africa	**1,326**	1,232
Total	**18,295**	19,382

Focusing on our core businesses

It's been a difficult year at ABB, but we are making progress.

2002 achievements

- Simplified, streamlined core divisions: Power and Automation Technologies
- Net debt reduced – on target
- US$ 1.5 billion credit facility should cover needs for 2003 and 2004
- Divestments on schedule – expect completion by year-end 2003

Targets 2003–2005

- Revenue: 4 percent growth in 2003; 4 percent annual average growth 2002–2005
- EBIT margin: 4 percent in 2003; 8 percent by 2005
- Total debt: US$ 6.5 billion by end 2003; US$ 4 billion by year-end 2005
- Gearing ratio (total debt divided by total debt plus equity): 70 percent in 2003; 50 percent in 2005
- Lower cost base by US$ 800 million by mid-2004

To find out more visit: www.abb.com

In 2002, we launched a major campaign to make ABB more competitive. It's been a stormy ride, made all the more difficult by an uncertain global economy. While we still have challenges ahead, we've made measurable progress. As our 2002 results show, our customers continue to have confidence in our strong brand. That, in turn, gives us confidence that we are on the right path.

Simplifying our organization

Let's review ABB's achievements for the year. We simplified and focused our organization on the businesses where we have a competitive edge: Power Technologies, headed by Peter Smits (page 10), and Automation Technologies, headed by Dinesh Paliwal (page 16).

We have grouped our non-core business activities in a separate area, and started to divest them to take down short-term debt. We sold most of our Structured Finance business and some other activities, realizing cash proceeds of about US$ 2.5 billion. We are in talks with several potential buyers and expect to sell our Oil, Gas and Petrochemicals businesses, now reported under discontinued operations. We also intend to sell the Building Systems business and most of the remainder of our finance business during the year.

One way we maintain our competitive edge is through technology leadership, nurtured for more than a century. We grew our research capability in the U.S. and Asia and spent some 4.5 percent of revenues – US$ 799 million in 2002 – on research and order-related development (see page 24). This number is somewhat lower than in previous years (US$ 998 million in 2001) because we focused the R&D portfolio on ABB's core businesses, reduced overlaps and streamlined its structure from four to two global laboratories. We are a company with unmatched global presence in around 100 countries. Our products and services and the way we work reflect our ambition to be a leader in sustainability, too (see page 26).



Jürgen Dormann
Chairman and CEO



Peter Voser
Chief financial officer

Transparency and accountability form part of our commitment to our shareholders, customers and employees, and we are making great efforts to meet this commitment. In early 2002, the board of directors had to secure pension repayments, made in excess of obligations, from two former CEOs. This painful experience gives us all the more reason to ensure good corporate governance (see page 30) procedures, to help restore trust in ABB.

Key financial milestones behind us
In 2002, we significantly reduced net debt and shifted our debt maturity to more long-term debt. We launched a convertible bond and two straight bonds, exited the short-term commercial paper market and put a major new credit facility in place.

We signed the US$ 1.5 billion secured credit facility agreement in December 2002, with a US$ 750 million term-out option for 2004. Together with the planned divestments, this should cover our liquidity needs for 2003 and 2004, albeit under a strict financial covenants framework. The agreement provides liquidity for our core businesses while we complete our cost reduction program – aimed at taking out US$ 800 million in cost by mid-2004 (see page 28) – and achieve the best value from our divestments.

We cut net debt further in 2002 and succeeded in shifting our debt maturity profile towards more long-term debt (from 52 percent to 68 percent of total debt).

We have taken significant steps toward resolving the asbestos liability of our U.S. subsidiary Combustion Engineering (CE). ABB and CE agreed early in 2003 on a pre-packaged bankruptcy plan for CE with representatives of asbestos plaintiffs. CE has since received more than the 75 percent of claimant votes in favor of the plan required for approval, representing more than two-thirds of the total value of claims. We remain confident that the U.S. bankruptcy courts will approve the plan.

Core businesses are key
Our 2002 results show some early returns on our efforts, even though ABB's overall net results were burdened by asbestos payments, losses in discontinued operations and non-core businesses, and costs from corporate activities. Our divestment and cost reduction programs are aimed at removing these burdens.

Despite difficult market conditions, our core Power Technologies and Automation Technologies divisions managed to maintain or increase revenues, earnings before interest and taxes (EBIT) and EBIT margin.

Orders for the total ABB Group fell eight percent, mainly the result of fewer large power infrastructure projects and weaker orders in some non-core businesses.

For the group as a whole, EBIT increased from US$ 157 million to US$ 394 million, but because of losses of US$ 880 million in discontinued operations, including charges related to asbestos, we posted a net loss of US$ 783 million.

On the cash flow side, the significant cash contribution from our core divisions was impacted by negative cash flows from businesses in discontinued operations and some cash payments on asbestos, which reduced cash flow from operations to US$ 19 million.

Group outlook*

Although global market conditions overall are expected to remain uncertain, we aim to use our leading market positions, technologies and strong local presence to increase revenues in 2003 by four percent. We intend to maintain that four percent pace on a compound average annual basis through 2005.

Cost reductions, productivity improvements and expansion in higher-margin service businesses are forecast to lift our EBIT margin to four percent in 2003, rising to eight percent by the end of 2005.

Debt reduction remains a top priority. We expect to reduce total debt from US$ 8 billion at the end of 2002 to US$ 6.5 billion by year-end 2003, mainly using proceeds from our divestment program. From 2004 onward, we expect our core businesses to continue improving operational performance and to boost earnings, allowing us to reduce total debt to about US$ 4 billion by 2005.

Building a foundation of financial strength

We started 2002 with a number of key challenges on our checklist. That put enormous demands on our people. Once again, ABB employees have risen to the task, maintaining their dedication to their customers while rethinking the way they work to realize long-lasting performance improvements. The ongoing loyalty of our customers is a testimony to our employees' efforts, and the strength behind our brand. On behalf of the board of directors and the executive committee, we would like to express our appreciation for our employees' accomplishments in 2002 and for their confidence in the company's success moving forward.

There is still plenty of work to be done to get ABB back to profitability. We intend to be a leading player in the consolidation of our industry. Accomplishing these goals rests on the successful conclusion of our divestment program, continued debt reduction, lowering the cost base by mid-2004 and further operational improvements. The aim, always, is to provide the financial strength and security that the core businesses need to deliver value to their customers and profitability to ABB's shareholders.

Sincerely,



Jürgen Dormann
Chairman and CEO, ABB Ltd



Peter Voser
Chief financial officer, ABB Ltd

*All targets exclude major acquisitions and divestments, as well as foreign currency movements.

Executive committee

ABB's executive committee from left to right:
Dinesh Paliwal, head of Automation Technologies,
Erik Fougner, head of Oil, Gas and Petrochemicals,
Gary Steel, head of Human Resources,
Jürgen Dormann, chairman and CEO,
Peter Smits, head of Power Technologies,
Peter Voser, chief financial officer.



In 2002 ABB streamlined its divisional structure

2002	2003
Power Technology Products	Power Technologies Division head Peter Smits
Utilities	Power Technologies
Automation Technology Products	Automation Technologies Division head Dinesh Paliwal
Industries	Automation Technologies
Oil, Gas and Petrochemicals	
Corporate/Other	

Two new core divisions were created. Power Technologies, which combines the former Power Technology Products and Utilities divisions, and Automation Technologies, which combines the former Automation Technology Products and Industries divisions.

The Oil, Gas and Petrochemicals division, which we intend to divest, qualified for discontinued operations. The performance of this division and the other discontinued operations does not contribute to ABB's revenues and earnings before interest and taxes (EBIT) but is used in the calculation of net income.



Business areas
- Power Systems
- Utility Automation Systems
- High-Voltage Products
- Medium-Voltage Products
- Power Transformers
- Distribution Transformers

Description
ABB Power Technologies serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation.



Business areas
- Control Platform and Enterprise Products
- Drives and Motors
- Low-Voltage Products and Instrumentation
- Robotics, Automotive and Manufacturing
- Paper, Minerals, Marine and Turbocharging
- Petroleum, Chemicals and Consumer

Description
ABB Automation Technologies blends a robust product, system and service portfolio with end-user expertise and global presence to deliver solutions for control, motion, protection, and plant optimization across the full range of process, discrete and utility industries.

Discontinued operations
- Oil, Gas and Petrochemicals
- Structured Finance
- Combustion Engineering
- Other divested businesses

Non-core activities
- Equity Ventures
- Remaining Structured Finance
- Insurance
- Building Systems
- Other activities (mainly Group Processes and New Ventures)

Corporate
- Headquarters/Stewardship
- R&D
- Other (includes consolidation, real estate and Treasury Services)



Faster than the competition

"We truly compete on speed. It reflects what customers want most: a quick and world-class delivery of power technologies."

Peter Smits, head of ABB's Power Technologies division

ABB Power Technologies serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation.

Business areas and revenue

- Power Systems 28%
- Utility Automation Systems 16%
- High-Voltage Products 17%
- Medium-Voltage Products 14%
- Power Transformers 14%
- Distribution Transformers 11%



Major orders and contracts

- TVA US$ 200 million frame agreement for power transformers
- Vizag II US$ 48 million HVDC order in India
- Sylmar US$ 97 million power connection in California
- US$ 115 million power transmission system in Mexico
- US$ 41 million power transmission system for Venezuela
- US$ 32 million order from Jubail in Saudi Arabia for gas-insulated substations
- US$ 50 million "Rapid City Tie" power connection in U.S.

 To find out more visit: www.abb.com/ptp

Revenue 2001–2002*
($ millions)


6,873
7,103
01
02

EBIT 2001–2002*
($ millions)


392
428
01
02

* Based on estimated 2002 figures for our new core divisions. For our audited 2002 results under U.S. GAAP, based on our former division structure, please refer to the Financial review.

The following discussion is based on estimated 2002 figures for our new core divisions. For a discussion of our audited 2002 results under U.S. GAAP, based on our former division structure, please refer to the Financial review.

Performance in 2002

Power Technologies' orders decreased 8.4 percent, driven by fewer large projects in the systems business. Revenues were up 3.3 percent on a strong order backlog and higher product sales in High-Voltage Products and Power Transformers. Higher margins and improved operational performance lifted earnings before interest and taxes by 9.2 percent.

Lowering the cost base

The total cost base was reduced by two percent: the number of overlapping product lines was reduced 20 percent and the number of factory production lines was reduced ten percent. There was a nine percent reduction in jobs, which now total 41,166. Around 500 cost reduction initiatives are under way which are scheduled for completion in mid-2004.

Order development by region

There was mixed demand in Western Europe and continued growth in Eastern Europe. The Americas – particularly the U.S. – showed lower demand. Asia grew steadily, with marked improvements in China and India. The Middle East and Africa started to pick up. Utilities and heavy industry continue to show good demand for power technologies, while light industry reduced investment slightly.

Outlook

For 2003, 5.3 percent revenue growth; for 2005, 5.3* percent revenue growth. Earning before interest and taxes margin is targeted to reach seven percent by 2003 and ten percent by 2005.

*Compound annual growth rate 2002–2005

Technology that reduces environmental impact

"TransÉnergie and ABB have worked together for many years to develop unique technology solutions," says Jeffrey A. Donahue, president and CEO, TransÉnergie U.S.

"The Murraylink project in Australia brings the best of our collaborative efforts to the table: the technology is unparalleled, and we are better meeting the needs of our customers for more reliable, environmentally-sound power."

It has the world's longest underground high-voltage cable, running 177 kilometers from the state of Victoria to South Australia. A local subsidiary of TransÉnergie, the transmission division of Canada's Hydro-Québec, led the project.

It uses ABB's high-voltage direct-current (HVDC) light technology, which is one-fifth the size of conventional HVDC technology for the same rated power. Power stations that use ABB's complete systems like HVDC need 350 rather than 10,000 square meters of space.

Says TransÉnergie's Donahue: "We decided to go underground – despite the challenge – to reduce visual and environmental impact, and to protect against Australia's traditional causes of power outages such as lightning, wildlife and bush fires."

Going underground also sped up the governmental approval process for the project.

In October 2002 the team was awarded the high-profile Case EARTH Award for Environmental Excellence. The Civil Contractors Federation of Australia cited the project for best practice and management innovation.

Just in case it seems a novelty, bear this in mind: ABB won six of the seven HVDC contracts awarded around the world last year.


ABB

Delivering in weeks rather than months from Poland


Every Lodz worker – from shop floor to management – learned to use the new technology platform, and became thoroughly versed in the entire process.

Two years ago, a small band of determined engineers and scientists from around the world set out to change the face of modern manufacturing.

They had a mission: to produce distribution transformers faster than the most modern factory on the planet. It was a bold, daring and technically challenging project set against the backdrop of the city of Lodz, roughly 120 kilometers southwest of Warsaw.

Meticulously planned, the project called for injecting an old factory with new, as-yet unproven, technology. ABB called the new technology Industrial IT, which involves linking products and services together with the information needed to run, service and maintain them.

In practice, this meant linking online ordering and planning with manufacturing and shipment. New operator stations and software packages were injected into the production line. Every Lodz worker – from shop floor to management – learned to use the new technology platform, and became thoroughly versed in their part – and their colleagues' part – of the process. With time, it all came together seamlessly.

Now, an ABB salesperson can sit with a customer, log into the company's Web site and configure and order a distribution transformer between 250 and 2,000 KVA. Quotes and delivery dates pop up immediately. And a super-efficient factory in the industrial part of Lodz hums the tune of future factories.


Today, an ABB salesperson can sit with a customer, log into ABB's Web site and configure and order a distribution transformer between 250 and 2,000 KVA.



Speedy delivery helps rebuilding after floods

When the Czech Republic was struck by its worst floods in more than 500 years in late 2002, ABB rode to the rescue. On the back of a US$ 7 million contract, ABB rebuilt Prague's transportation system, delivering special transformers, switchgear and control systems in four weeks – eight weeks faster than normal.



Environmentally-sound technology cracks 30-year challenge

Connecting Long Island to the New England power grid without harming the delicate aquatic environment in Long Island Sound was a technical challenge for 30 years.

ABB's solution is a 330-megawatt, 40-kilometer long high-voltage direct current (HVDC) light link that stabilizes power on both sides of the sound without damaging life beneath it.

Cross Sound is a unique achievement in terms of its technical performance, exceeding design specification requirements for transfer capability and is well below the target for electrical losses.


ABB

The power of close customer relationships

"In the power business, we need fast response times and high-quality products," says Shan Bhattacharya, PG&E vice president of engineering and planning. "It's a challenge, but ABB gets the job done."

PG&E is one of the largest combination natural gas and electric utilities in the U.S., serving 13 million people throughout a 112,000-square-kilometer service area in northern and central California.

In 2002, ABB did roughly US$ 50 million in business with PG&E, helping it transmit energy more efficiently around-the-clock.The relationship with PG&E epitomizes ABB's strategy to fully understand local markets, quickly develop customer-specific technologies, and forge partnerships over the long term.



Big dam, high technology

The Three Gorges dam is slated for completion in 2009 – with key milestones in 2003 – at a cost of around US$ 24 billion. Its proponents say it will dramatically improve flood control and replace 40 to 50 million tons of raw coal combustion a year. To date, ABB has won around US$ 1 billion in orders for systems – including transformers, switchgear and circuit breakers – for the dam. The company's technology will help generate 18,200 megawatts of power and transmit power to eastern, southern and central China.

The world's largest hydropower plant replaces the emission of 1.5 million tons of SO_2 and 100 million tons of CO_2 that would be produced annually if powered by fossil fuels.



Big cities, bright lights

Shanghai at night is symbolic of many things Chinese: ambition, culture, growth, the promise of future prosperity.

It also reflects the fact that the majority of China's economic activity takes place on the country's east coast. Bustling cities like Beijing, Xiamen, Tianjin, Fuzhou and Hong Kong are all similarly booming.

The lion's share of power generation takes place in China's western provinces but is used in the east. The bulk of this capacity must be transmitted over long distances from west to east.

ABB is working to bridge this gap. First in China at the turn of the 20th century selling steam boilers, ABB has in the last two decades opened several strategically located factories to help feed power from west to east China. Alongside low, medium and high-voltage operations in Beijing, Xiamen, Xinhui and Hong Kong, ABB has long-established transformer factories in Shanghai and Hefei.

The company recently opened China's largest and most modern power transformer factory in Chongqing – considered the gateway to west China. ABB was an early arrival in the city located on the raging Yichang river near the Three Gorges.

Though the location is rough – and rustic – ABB's operation there is the first approved factory for producing transformers up to 500kV and is one of the city's largest employers.



Unparalleled customer service

"By integrating the industry's broadest portfolio of automation products, services and solutions under one umbrella, we offer customers a measurable return on their investment – as demonstrated by improved productivity, quality and sustainability."

Dinesh Paliwal, head of ABB's Automation Technologies division

ABB Automation Technologies blends a robust product, system and service portfolio with end-user expertise and global presence to deliver solutions for control, motion, protection, and plant optimization across the full range of process, discrete and utility industries.

The following discussion is based on estimated 2002 figures for our new core divisions. For a discussion of our audited 2002 results under U.S. GAAP, based on our former division structure, please refer to the Financial review.

Performance in 2002

Automation Technologies orders increased 4.6 percent, mainly on stronger demand for robotics products and growth in China. Weaker demand in the automotive and manufacturing sectors resulted in flat revenues. Earnings before interest and taxes were also flat.

Lowering the cost base

Year-over-year average quarterly net working capital was down US$ 250 million at year-end. Three factories were closed as the division focused production and the metering, selected marine and Flakt Drying businesses were divested. The division's employees were reduced by more than seven percent and now total 56,600. More than 500 initiatives are under way to further streamline the cost base and corporate divisional overhead costs are being slashed by 30 percent. All cost-saving initiatives should be complete by mid-year 2004.

Order development by region

Orders were up in all regions except the Americas (nine percent down): 50 percent up in the Middle East and Africa, 23 percent up in Asia, three percent up in Europe. All industries were up in terms of orders except automotive (down seven percent) and marine, minerals and paper, which were flat; chemicals and life sciences were up 13 percent, residential construction up five percent and general industry up three percent.

Outlook

Revenue growth of three percent for 2003, 3.3* percent for 2005. Earnings before interest and taxes to reach 7.1 percent for 2003, 10.7 percent for 2005.

*Compound annual growth rate 2002–2005

Business areas and revenue

- Control Platform and Enterprise Products 7%
- Drives and Motors 16%
- Low-Voltage Products and Instrumentation 28%
- Robotics, Automotive and Manufacturing 14%
- Paper, Minerals, Marine and Turbocharging 22%
- Petroleum, Chemicals and Consumer 13%



Major orders and contracts

- US$ 82 million service contract with ENI Group's Enichem
- US$ 30 million project to help aluminum producer Aluminerie Alouette more than double production capacity
- US$ 70 million contract for Statoil's Troll A gas platform in North Sea
- US$ 34 million contract for world's longest oil pipeline, running from Azerbaijan to Turkey
- US$ 15 million order for power train solutions at DaimlerChrysler in U.S.
- South African papermaker SAPPI awards first phase of US$ 11 million project to blend process and discrete automation
- US$ 50 million asset management contract for International Paper subsidiary Carter Holt Harvey in New Zealand


To find out more visit: www.abb.com/atp

Revenues 2001–2002*
($ millions)


8,508
8,482
01
02

EBIT 2001–2002*
($ millions)


515
518
01
02

* Based on estimated 2002 figures for our new core divisions. For our audited 2002 results under U.S. GAAP, based on our former division structure, please refer to the Financial review.

Experience is a product

"Ford has taken a very pioneering approach to making cars," says Ford infrastructure and shared services manager, Luiz Carlos Teixeira. "By putting services in the hands of experienced partners like ABB, we can lower total production cost and create an extremely lean process. This lets us concentrate on our core business."



ABB has received two separate awards for its work with Ford Brazil. In late 2002, Ford named ABB best automation and robotics supplier for an equipment package that included nearly 250 robots.



ABB also earned the Autodata Magazine Award as one of Brazil's best service providers based on the Camaçari project.

One of the most innovative projects in the automotive industry relies on ABB's asset management services at Ford Motor Company in Brazil.

ABB is one of several key partners in Ford's new assembly plant in Camaçari, north of São Paulo near Salvador. But it is the only integrated service provider.

The ABB team includes more than 300 people performing technical maintenance in the body, press and assembly plants – plus facility management services including fire protection, cafeterias, condominium cost administration, information systems, grounds maintenance, and security. Around 250 ABB robots are also "hands-on" players in the assembly plant.

ABB and the other plant partners contributed more than one-third of the US$ 1.9 billion required to establish the plant. ABB hired and trained all service people and created a series of support workshops. In line with the risk-sharing philosophy, payments to ABB and other partners incorporate both a fixed component and variable payments relating to plant performance and volumes.

Crystal clear

China currently has a flourishing population of 1.26 billion. The country's gross domestic product growth rate is nearing eight percent. Such rapid growth brings with it traffic congestion, garbage, increased consumption of fossil fuels – and in turn water and air pollution.



In total, the ABB package will measure pH, conductivity, dissolved oxygen, water cloudiness and temperature.



The water monitoring equipment diagnoses itself. So if there is a malfunction or abnormal reading, it is fed back by telephone link to a remote control center.

As part of its long-term strategic planning, China has set out to fight river pollution. In 2002, the Chinese State Environmental Protection Authority ordered 24 water quality monitoring stations from ABB. The stations consist of special multi-parameter water quality and ammonia monitors which will run continuously in rivers in Zhejiang province in east China and Sichuan province in west China.

In total, the ABB package will measure pH, conductivity, dissolved oxygen, water cloudiness and temperature. The result: eco-efficient online monitoring of surface waters, reservoirs and intake protection sites.

It is the big argument ABB has been selling for years. The company's technology, when transferred to emerging and developing markets, reduces environmental impact and helps growing countries avoid mistakes made in industrialized nations.

The water monitoring equipment diagnoses itself. So if there is a malfunction or abnormal reading, it is fed back by telephone link to a remote control center. This is a tremendous benefit to authority engineers who are located hours from the monitoring sites. A technology leap of this nature provides immediate access to water quality information.



Swiss Miss cements a deal

Holcim Ltd. asked ABB to automate cement production sampling. Using ABB technology, the world's number two cement maker improved quality control throughout its entire production process.

At the front end is Swisslady, a "reception robot" which automatically analyzes samples from six stages of cement production. Samples are vital to maintain quality control because variations in the limestone raw material mix require keeping a close eye on the relative proportions of components.

"Holcim is showcasing ultramodern quality assurance," says Mathias Märki, who is responsible for Holcim's quality control.



Copper company strikes gold with outsourcing

After nickel became scarce in the late 1990s Outokumpu Harjavalta Metals Ltd. reframed its strategy to focus on producing copper.

Through an asset management contract, ABB took over supporting functions at the Harjavalta nickel works. The plant's smelting capacity and operational levels have risen steadily. Costs have dropped by as much as ten percent, and the plant has halved the number of working hours lost to industrial accidents.

Outokumpu's company director Pentti Ahola reports: "Tasks and responsibilities were efficiently reassigned, and this shows in the results. Last year was our best ever, both operationally and in terms of production."



Hummer saves millions on paint line with ABB

ABB saved AM General – the maker of Hummer utility vehicles popularized by Hollywood celebrities – millions when building a new paint shop by implementing a technology solution that reduced floor space by 14,000 square meters.

Amazingly, the line took only 18 months to complete. It is 160 meters long and ten meters high and is built from 250 tons of stainless steel. It is the first such installation in the U.S. (the rotational dip technology comes from ABB in Germany, pioneers in paint technology).



Safeguarding the world's longest oil pipeline

ABB will install integrated Industrial IT control and safety systems for the world's longest underground oil pipeline stretching from Azerbaijan to Turkey.

When completed in 2005, the 1,760-kilometer line is expected to deliver one million barrels of oil per day from Sangachel through Georgia to a new marine terminal at Ceyhan on Turkey's southern Mediterranean coast.

The construction consortium, BTC, must be able to control operations at both ends of the US$ 2.9 billion pipeline, which are located in different countries.

ABB will set up systems along the environmentally-sound pipeline which are based on Industrial IT technology, which links products and systems with the information needed to run, monitor and maintain them.

Space odyssey

ABB technology will help the Canadian Space Agency study global ozone depletion.

The Canadian government is launching a satellite, called SCISAT-1, to carry out a special atmospheric chemistry experiment. It will measure the chemical and dynamic processes that control the distribution of ozone in the upper atmosphere.

SCISAT-1 will house a suite of instruments to carry out the experiment. At its core is an ABB Fourier Transform Infrared Spectrometer, an auxiliary two-channel visible and near infrared imager. A secondary instrument will provide spectrographic data from the near ultra-violet to the near infrared, including the visible spectral range.

More than 150 scientists and engineers created the ABB spectrometer to help feed back a comprehensive set of simultaneous measurements of trace gases, thin clouds, aerosols and temperatures from the satellite in low earth orbit (650 km). The instrument includes a special suntracker, which provides fine pointing toward the radiometric center of the sun with high stability – vital for the transmission of reliable information.

Together, the instruments will capture the spectral range from 0.25 to 13.3 microns, which is important for understanding ozone levels.

Though ABB sells thousands of industrial grade spectrometers each year to hydrocarbon processing, gas monitoring, fermentation and iron and steel customers, the satellite project was a clear technology challenge.



Adapting to future industry needs

"We are constantly working to improve our systems and products. Doing this together with interested and engaged customers is the key to success."

Erik Fougner, head of ABB's Oil, Gas and Petrochemicals division

Business areas and revenue


Upstream 55%
Downstream 45%

Revenues 2001–2002*
($ millions)


3,489
3,869
01
02

EBIT 2001–2002*
($ millions)


79
(17)
01
02

* ABB has announced that it intends to sell the Oil, Gas and Petrochemicals businesses.

Major orders and contracts

- US$ 200 million order for ethylene production in China
- US$ 740 million in contracts with Statoil for oil and gas technology
- Decade long, US$ 60 million per year, modification and maintenance contract with Phillips Petroleum Company
- US$ 987 million oil and gas order in Russia's Far East
- US$ 65 million contract with ConocoPhillips for hull design in Gulf of Mexico
- ABB to increase propylene and styrene capacity in Japan

To find out more visit: www.abb.com/ogp

ABB has announced that it intends to sell the Oil, Gas and Petrochemicals businesses.

ABB supplies a comprehensive range of products, systems and services to the oil and gas industries, from onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemical plants.

Performance in 2002

The performance of this division and the other discontinued operations does not contribute to ABB's revenues and earnings before interest and taxes (EBIT) but is used in the calculation of net income. However, in the interest of transparency, we are presenting the full-year figures on these pages.

Orders grew seven percent and revenues grew 11 percent. Earnings before interest and taxes decreased considerably. For more detail, please refer to discontinued operations in the Financial review.

Order development by region

In the upstream market all offshore exploration and production regions of the world, particularly west Africa and Russia, showed growth in capital expenditures with the exception of northwest Europe.

The worldwide modification and maintenance market is on an upswing. ABB has penetrated this market and its position is growing steadily.

The downstream markets in China and Russia are performing well. ABB has a strong foothold in both markets. For example, ABB is working with SINOPEC Corp. and Shanghai SECCO Petrochemical Company Ltd., in China.

Statoil commends ABB for Kvitebjorn delivery

ABB was responsible for engineering, procurement, construction and mechanical completion of the 10,700-ton Kvitebjorn topsides. Statoil, the operator of the platform destined for the North Sea, commended ABB for its excellent all-around performance. One example: two million working hours without lost time for accidents. Gas starts flowing in October 2004



Innovation

"Technology is a direct and profitable investment in ABB's future. Our research programs combine more than 100 years of experience in power and automation with innovative materials, electronics, communication, manufacturing and information technology. This powerful combination helps us keep our competitive edge."

Markus Bayegan, ABB's chief technology officer

Developing new technology is an investment in the future. ABB invested roughly 4.5 percent of revenues, or US$ 799 million, in R&D and order-related development in 2002.

Research programs
ABB runs ten research programs:

- Control and optimization
- Software architecture and processes
- Sensors and microsystems
- Power electronics
- Advanced industrial communication
- Mechatronics and robotics automation
- Power device technologies
- Power transmission and distribution applications
- Manufacturing technologies
- Nanotechnologies


To find out more visit:
www.abb.com/technology

Strategy

ABB's research and development strategy is to link customers closely with the cutting edge of power and automation technology. The company's chief technology officer oversees ten research programs geared to making ABB and its customers more competitive. Those ten programs are managed by strategic technology teams, which combine research, engineering and business acumen. The teams coordinate research and product development and align research programs with ABB's business strategy. Core R&D falls into two new, streamlined global laboratories, called Power Technologies and Automation Technologies. They reflect the company's core business areas of power and automation technology.

Global laboratories

Each global laboratory combines research units in the U.S., Europe and Asia. The cultural diversity of this global group enhances innovation. In Asia, ABB is building up its R&D activities in India, Singapore and China.



This development reflects ABB's market-specific growth strategy. For example, China is one of ABB's fastest-growing markets, and needs specific support and local expertise. The managers in these laboratories act as a bridge between the business environment – what customers are buying – and the research and development that is needed to meet future demand.

University cooperation

A central task for ABB's R&D team is to transform new university research into viable technology platforms. We have more than 50 university partnerships in the U.S., Europe and Asia, within which we are creating the technology base for our future products and systems.

Investment in technology
($ millions, R&D and order-related development)


1,215
998
799
00
01
02

R&D and order-related development in the Oil, Gas and Petrochemicals division and other discontinued operations are excluded.

35,000

products certified
Industrial IT is ABB's patented concept for linking products and services together with the information needed to run, monitor and maintain them. It represents ABB's vision of future industrial systems, where IT is harnessed at nearly every stage of the industrial process to increase efficiency and profitability. Around 35,000 ABB products have been certified to date.

US$ 100bn

installed base
ABB has an installed base of products and systems in 30,000 power plants and factories worldwide, worth more than US$ 100 billion. Our products and systems help make the world's power supply and manufacturing platforms more efficient and reliable.

Sustainability is a key component of our business strategy

ABB provides utilities and industry with power and automation technologies which simultaneously improve performance and reduce environmental impact. This raises profitability and quality of life – economically, environmentally and socially – and helps mitigate the potentially negative effects of globalization.

ABB's most effective contribution to sustainable development lies in its products and systems. They require less material, are more efficient and consume less energy, which means reduced environmental impact and lower greenhouse gas emissions over long operating lifetimes. That performance is monitored, measured and communicated with environmental product declarations.

ABB conducts stakeholder dialogues on an ongoing basis to help implement its social policy. The principles of this policy protect the rights and conditions of employees.

Health and safety is paramount at ABB. We recently launched new directives and guidelines, based on the latest international standards, to further strengthen our capability in this area and protect all our employees in around 100 countries. For example, the company won an award for 8.5 million hours of accident-free work in the U.K.

ABB has also expanded its procedure for assessing suppliers to ensure they abide by strict social and environmental performance criteria.

Reporting

ABB follows the Sustainability Reporting Guidelines, part of the Global Reporting Initiative, which monitors and measures a triple bottom line: economic, environmental and social performance.

ABB is also part of the U.N. Global Compact, an agreement signed by more than 600 companies to encourage and promote good corporate practices and learning experiences in human rights, labor and the environment.

ABB has consistently rated at or near the top of its industry group in rankings of corporate sustainability.



To find out more visit www.abb.com/sustainability



98 percent of sites
ABB's environmental management program includes operations in more than 50 countries. ISO 14001, the international environmental standard, is being implemented at all of ABB's factory and service sites.


Environmental Product Declaration
EPD
ABB

50 declarations
Environmental product declarations (EPDs) quantify the environmental performance of each of ABB's main product lines and services. To date, 50 products – culled from across all the company's major product lines – have undergone this rigorous process.

Reliable and sustainable power helps India grow
To guarantee electricity gets to millions of consumers in eastern and southern India, Power Grid Corporation of India Ltd. turned to ABB.

The result is the 500-megawatt, high-voltage direct current (HVDC) Vizag II connection, designed to increase high-voltage power exchanges between India's eastern and southern grids.

Power Grid is one of the largest transmission networks in the world, carrying more than 40 percent of India's generated power over 37,000 kilometers of transmission lines.

The new link, including key components from a new local ABB transformer factory, will improve the reliability of regional power supplies, and strengthen voltage and frequency support for both grids during power disturbances.

ABB has already completed three other HVDC projects in India, and has installed more than half the HVDC systems in the world. It's proof that technology, when it's safe and sound, helps developing nations thrive.

Business improvement

Cultural evolution

"ABB went through a period of major change in 2002, reorganizing its divisional structure, and introducing a cost savings and business improvement program, called Step change."

Gary Steel, ABB's head of Human Resources



The Step change program will cut the group's cost base by at least US$ 800 million by mid-2004. By early 2003, nearly 1,400 projects to cut the cost base had been defined and were being implemented.

These projects are designed to ensure ABB is more efficient and competitive in its markets, while delivering greater value for its customers.

They also herald a strong shift in the way ABB operates, giving more responsibility and accountability to the people at the cutting-edge of the business, and simplifying and improving working practices to boost results.

New targets and performance standards have been introduced at group, divisional and business area levels to drive performance. It means managers at all levels have quantifiable yardsticks to measure performance, which is leading to more focused management.

The move to concentrate on two core divisions, Power Technologies and Automation Technologies, is also simplifying the way we work and providing more focused leadership and a clearer sense of purpose at all levels of the business.

The concentration on core divisions and cost savings throughout the group are leading to a reduction in the number of employees. Divestments scheduled for this year are expected to transfer about 30,000 ABB people to other companies; under the Step change program, about 10,000–12,000 jobs will be cut, so we anticipate there will be just under 100,000 employees working for ABB by mid-2004.

These changes are part of our measures to turn the company around, and they present us with both formidable challenges and opportunities. One of the main challenges is to strengthen employee morale following the major changes and we are working hard to do this. The welfare and development of our employees are of capital importance.

The Step change program also presents us with a tremendous opportunity to change the company's culture. Apart from greater accountability and responsibility, we are working to foster more openness and closer cooperation at all levels of the business.

There are already strong signs that this cultural change is taking root. There is, for example, greater transparency than ever before. Among other measures, we have instituted new direct channels of communication – weekly letters, personal e-mail feedback and regular telephone conferences – in which employees get first-hand information from executive committee members and can directly challenge them.

The culture change necessarily has to be deep-seated and lasting. It will therefore take time. We are talking about an intense period of cultural evolution within ABB for the benefit of both employees and the company.

Our employees understand why and how ABB has to change and develop to ensure success. I am confident that Step change will place us on a much sounder footing for the future.



Gary Steel, head of Human Resources, ABB Ltd

Step change
The Step change program, started in October 2002, is one of the measures taken by the company to increase market competitiveness. It will cut ABB's cost base by at least US$ 800 million by mid-2004 and improve business practices throughout the group. The program is led by Gary Steel, head of Human Resources, and other members of the executive committee.

Corporate governance

1. Principle

ABB is committed to the highest international standards of corporate governance, and supports the general principles as set forth in the Swiss Code of Best Practice as well as those of the capital markets where ABB is listed: SWX Swiss Exchange and exchanges in London, Stockholm, Frankfurt and New York.

In addition to the provisions of the Swiss Code of Obligations, ABB's principles and rules on corporate governance are laid down in its articles of incorporation, its standards for corporate governance, the charters of the board committees, the board membership guidelines, several directives (e.g. on insider information) and the code on business ethics. It is the duty of ABB's board of directors to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices as well as to ensure compliance with applicable laws and regulations.

This section of the annual report is based on the Directive on Information relating to Corporate Governance published by the SWX Swiss Exchange. Where an item listed in the directive is not addressed in this report, it is either inapplicable to, or immaterial for, ABB.

2. Group structure and shareholders

2.1 Group structure

ABB Ltd, Zurich, Switzerland is the ultimate parent company of the ABB Group, which is comprised of more than 700 subsidiaries worldwide. Besides ABB Ltd, the only other listed company in the ABB Group is Asea Brown Boveri Ltd, India, which is listed at the exchanges in Mumbai (BSE and NSE), Ahmadabad, New Delhi and Calcutta.

The following table sets forth, as of December 31, 2002, the name, country of incorporation and ownership interest held in significant subsidiaries of ABB and the total paid-up share capital:

Company name / Location	Country	ABB interest (%)	Share capital in 1000	Currency
Asea Brown Boveri S.A., Buenos Aires	ARGENTINA	100.00	10,510	ARS
ABB Australia Pty Limited, Sydney	AUSTRALIA	100.00	122,436	AUD
ABB AG, Vienna	AUSTRIA	100.00	15,000	EUR
ABB Ltda., Osasco	BRAZIL	100.00	145,682	BRL
ABB Bulgaria EOOD, Sofia	BULGARIA	100.00	10,400	BGL
ABB Inc., St. Laurent, Quebec	CANADA	100.00	247,157	CAD
ABB (China) Ltd., Beijing	CHINA	100.00	120,000	USD
Asea Brown Boveri Ltda., Bogotá	COLOMBIA	99.99	485,477	COP
ABB Technology SA, Abidjan	COTE D'IVOIRE	99.00	178,540	XOF
ABB Ltd., Zagreb	CROATIA	100.00	2,730	HRK
ABB s.r.o., Prague	CZECH REPUBLIC	100.00	100,100	CZK
ABB A/S, Skovlunde	DENMARK	100.00	241,000	DKK
Asea Brown Boveri S.A., Quito	ECUADOR	96.88	325	USD
Asea Brown Boveri S.A.E., Cairo	EGYPT	100.00	20,040	EGP
ABB AS, Tallinn	ESTONIA	100.00	20,985	EEK
ABB Oy, Helsinki	FINLAND	100.00	168,188	EUR
ABB S.A., Paris La Défense	FRANCE	100.00	38,921	EUR
ABB AG, Mannheim	GERMANY	100.00	327,600	DEM
ABB Automation Products GmbH, Eschborn	GERMANY	100.00	20,750	DEM
ABB Gebäudetechnik AG, Mannheim	GERMANY	100.00	12,315	DEM
ABB Process Industries GmbH, Eschborn	GERMANY	100.00	16,000	EUR
Asea Brown Boveri S.A., Metamorphossis Attica	GREECE	100.00	285,740	GRD
ABB (Hong Kong) Ltd., Hong Kong	HONG KONG	100.00	20,000	HKD
ABB Engineering Trading and Service Ltd., Budapest	HUNGARY	100.00	178,700	HUF
Asea Brown Boveri Ltd., Mumbai	INDIA	52.11	423,817	INR
ABB Ltd, Dublin	IRELAND	100.00	2,200	IEP
ABB Technologies Ltd., Tirat Carmel	ISRAEL	99.90	420	ILS
ABB S.p.A., Milan	ITALY	100.00	22,000	EUR
ABB Sace S.p.A., Milan	ITALY	100.00	36,000	EUR
ABB Trasmissione & Distribuzione S.p.A., Milan	ITALY	100.00	35,000	EUR
ABB K.K., Tokyo	JAPAN	100.00	1,000,000	JPY
ABB Ltd., Seoul	KOREA	100.00	18,670,000	KRW
ABB Holdings Sdn. Bhd., Subang Jaya	MALAYSIA	100.00	4,490	MYR
Asea Brown Boveri S.A. de C.V., Tlalnepantla	MEXICO	100.00	419,096	MXN
ABB BV, Rotterdam	NETHERLANDS	100.00	20,000	NLG
ABB Holdings BV, Amsterdam	NETHERLANDS	100.00	119	EUR

Company name / Location	Country	ABB interest (%)	Share capital in 1000	Currency
Lummus Worldwide Contracting B.V. (LUWOCO), The Hague	NETHERLANDS	100.00	42	NLG
ABB Limited, Auckland	NEW ZEALAND	100.00	30,501	NZD
ABB Holding AS, Billingstad	NORWAY	100.00	800,000	NOK
Asea Brown Boveri S.A., Lima	PERU	99.99	17,152	PEN
Asea Brown Boveri Inc., Paranaque, Metro Manila	PHILIPPINES	100.00	123,180	PHP
ABB Sp. z o.o., Warsaw	POLAND	95.30	178,193	PLN
ABB S.G.P.S, S.A., Amadora	PORTUGAL	100.00	4,117	EUR
Asea Brown Boveri Ltd., Moscow	RUSSIA	100.00	333	USD
ABB Contracting Company Ltd., Riyadh	SAUDI ARABIA	65.00	10,000	SAR
ABB Holdings Pte. Ltd., Singapore	SINGAPORE	100.00	25,597	SGD
ABB Holdings (Pty) Ltd., Sunninghill	SOUTH AFRICA	100.00	4,050	ZAR
Asea Brown Boveri S.A., Madrid	SPAIN	99.99	5,543,595	ESP
ABB AB, Västerås	SWEDEN	100.00	400,000	SEK
ABB Building Systems AB, Västerås	SWEDEN	100.00	205,000	SEK
Sirius International Försäkrings AB (publ), Stockholm	SWEDEN	100.00	800,000	SEK
ABB Asea Brown Boveri Ltd, Zurich	SWITZERLAND	100.00	2,380,000	CHF
ABB Holding AG, Zurich	SWITZERLAND	100.00	1,199,438	CHF
ABB Ltd, Zurich	SWITZERLAND	100.00	3,000,024	CHF
ABB Schweiz Holding AG, Baden	SWITZERLAND	100.00	200,000	CHF
ABB LIMITED, Samutprakarn	THAILAND	100.00	784,000	THB
ABB Holding A.S., Istanbul	TURKEY	99.95	12,844	USD
ABB Ltd., Kiev	UKRAINE	100.00	500	USD
ABB Industries (L.L.C), Dubai	UNITED ARAB EMIRATES	49.00	5,000	AED
ABB Ltd., London	UNITED KINGDOM	100.00	20,000	GBP
ABB Holdings Inc., Norwalk	UNITED STATES	100.00	2	USD
ABB Inc., Raleigh, NC	UNITED STATES	100.00	1	USD
Asea Brown Boveri Inc., Norwalk, CT	UNITED STATES	100.00	2	USD
Asea Brown Boveri S.A., Caracas	VENEZUELA	100.00	3,498,478	VEB
ABB (Private) Ltd., Harare	ZIMBABWE	100.00	1,000	ZWD

ABB's operational group structure is described in the "Financial review."

2.2 Significant shareholders
Information about significant shareholders can be found in the "Financial review" section of this Annual report.

2.3 Cross-shareholdings
There are no cross-shareholdings in excess of five percent of the share capital or the voting rights between ABB and another company.

3. Capital structure

3.1 Ordinary share capital
The ordinary share capital of ABB (including treasury shares) amounts to CHF 3,000,023,580 divided into 1,200,009,432 fully paid registered shares with a par value of CHF 2.50 per share.

3.2 Conditional share capital
The ordinary share capital of ABB may be increased in an amount not to exceed CHF 100,000,000 by the issuance of up to 40,000,000 fully paid registered shares with a par value of CHF 2.50 per share (a) through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of bonds or similar debt instruments by ABB or one of its group companies and/ or (b) through the exercise of warrant rights granted to its shareholders. The increase in ABB's share capital referred to in clause (a) is limited to an amount of up to CHF 75,000,000 and the increase referred to in clause (b) is limited to an amount of up to CHF 25,000,000. The preemptive rights of the shareholders will be excluded in connection with the issuance of convertible or warrant-bearing bonds or similar debt instruments. The conditions of the conversion rights and/or warrants will be determined by the board of directors.

The acquisition of shares through the exercise of conversion rights and/or warrants and each subsequent transfer of the shares will be subject to the transfer restrictions of the articles of incorporation.

In connection with the issuance of convertible or warrant-bearing bonds or similar debt instruments, the board of directors is authorized to restrict or deny the advance subscription rights of shareholders if those debt issues are for the purpose of financing the acquisition of an enterprise, parts of an enterprise or participations. If the board of directors denies advance subscription rights, the convertible bond or warrant issues will be made at the then prevailing market conditions (including the standard dilution protection provisions in accordance with market practice) and the new shares will be issued pursuant to the relevant convertible bond or warrant issue conditions.

The ordinary share capital of ABB may be increased in an amount not to exceed CHF 100,000,000 by the issuance of up to 40,000,000 fully paid registered shares with a par value of CHF 2.50 per share by the issuance of new shares to employees of ABB and its group companies. The preemptive and advance subscription rights of the shareholders will be excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the board of directors, taking into account performance, functions, levels of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the transfer restrictions of the articles of incorporation.

3.3 Changes to the share capital
Except for the share split executed and registered in the year 2001, ABB has not changed its share capital in the last three years. The aforementioned share split had no effect on the total nominal amount of the share capital. Only the number of shares has been increased as a result of the share split.

3.4 Limitations on transferability of shares and nominee registration
ABB may decline a registration with voting rights if a shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights.

A person failing to expressly declare in its registration application that it holds the shares for its own accounts (a "Nominee"), will be entered in the share register with voting rights, provided that such nominee has entered into an agreement with the board of directors concerning its status, and further provided that the Nominee is subject to a recognized bank or financial market supervision. In special cases the board of directors may grant exemptions.

3.5 Convertible bonds and warrants
For additional information about the outstanding convertible bonds and options on shares issued by ABB, please refer to the "Financial review" part of this annual report.

4. Shareholders' participation

4.1 Shareholders' dividend rights
For shareholders who are resident in Sweden, ABB has established a dividend access facility under which such shareholders have the option to be registered with Värdepapperscentralen VPC AB in Sweden and to receive the dividend in Swedish kronor from ABB Participation AB. For further information on the dividend access facility please refer to the articles of incorporation.

4.2 Shareholders' voting rights
ABB has one class of shares and as a rule each registered share carries one vote at the general meeting. Voting rights may be exercised only after a shareholder has been registered in the share register of ABB as a shareholder with the right to vote, or with Värdepapperscentralen VPC AB in Sweden, which maintains a sub-register of the share register of ABB.

A shareholder may be represented at the general meeting by another shareholder with the right to vote, its legal representative, a corporate body (Organvertreter), an independent proxy (unabhängiger Stimmrechtsvertreter), or a depositary (Depotvertreter). All shares held by one shareholder may be represented by only one representative.

For practical reasons shareholders must be registered in the share register no later than ten days before the general meeting in order to be entitled to vote.

4.3 General meeting
Shareholders' resolutions at general meetings are approved with an absolute majority of the votes represented at the meeting, except for those matters described in Article 704 of the Swiss Code of Obligations and for resolutions with respect to restrictions on the exercise of the right to vote and the removal of such restrictions, which all require the approval of two-thirds of the votes represented at the meeting.

Shareholders representing shares of a par value of at least CHF 1,000,000 may request items to be included in the agenda of a general meeting. Such request must be made in writing at least 40 days prior to the date of the general meeting and specify the items and the motions of such shareholder(s).

5. Board of directors

5.1 Responsibilities and organization
The board of directors defines the ultimate direction of the business of ABB and issues the necessary instructions. It determines the organization of the ABB group and appoints, removes and supervises the persons entrusted with the management and representation of ABB.

The internal organizational structure and the definition of the areas of responsibility of the board of directors as well as the information and control instruments vis-à-vis the group executive committee are set forth in the regulations of the board of directors.

Board meetings are convened by the chairman or upon request by a director or the chief executive officer (CEO). In 2002, eight board meetings were held.

5.2 Term and members
The members of the board of directors are elected at the ordinary general meeting of the shareholders for a term of one year; re-election is possible.

ABB's board membership guidelines require that the board of directors is comprised of a substantial majority of independent directors. Currently all board members, with the exception of Jürgen Dormann as chairman and CEO, are independent, non-executive directors.

Members of the board of directors of ABB:

Jürgen Dormann
Chairman, president and CEO, board member since 1999

Chairman of the supervisory board of Aventis (France), chairman Lion Bioscience (Germany)
Board member: Allianz (Germany), IBM (U.S.)

Roger Agnelli
President and CEO, Companhia Vale do Rio Doce (Brazil)

Non-executive board member of ABB, since 2002
Board member: Valepar, Companhia Paulista de Força e Luz, Companhia Siderurgica Nacional, LATASA, VBC Energia, Brasmotor, Mahle Metal Leve, Rio Grande Energia, Serra da Mesa Energia (all Brazil)

Hans Ulrich Märki
Chairman of IBM (Europe, Middle East and Africa)

Non-executive board member of ABB, since 2002
Board member: Mikron Holding (Switzerland), Mettler-Toledo International

Michel de Rosen
Chairman, president and CEO, ViroPharma (U.S.)

Non-executive board member of ABB, since 2002
Board member: Innaphase, PCP Royalty Fund, Ursinus College

Bernd W. Voss
Member of the supervisory board of Dresdner Bank (Germany)

Non-executive board member of ABB, since 2002
Board member: Dresdner Bank, Allianz, Continental, E.ON, KarstadtQuelle, Quelle, TUI, Wacker Chemie, Osram (since January 28, 2003) (all Germany)

Jacob Wallenberg
Chairman of SEB Skandinaviska Enskilda Banken (Sweden)

Non-executive board member of ABB, since 1999
Vice-chairman: Investor, Knut and Alice Wallenberg Foundation, Atlas Copco, Electrolux, SAS (all Sweden)
Chairman: W Capital Management AB (Sweden)
Board member: Confederation of Swedish Enterprise, Nobel Foundation (all Sweden)

Further information on ABB's board members, including details about their education and professional experience, as well as other activities and functions, is available on ABB's Web site under: www.abb.com/about.

None of ABB's non-executive board members has important business connections with ABB or its subsidiaries.

5.3 Board committees
The board of directors of ABB has appointed from among its members two board committees, the nomination and compensation committee and the finance and audit committee. After the general meeting of the shareholders a new strategy committee will be constituted. The duties and objectives of the board committees are set forth in charters issued or approved by the board of directors. These committees assist the board in its tasks and report regularly to the board.

5.3.1 Nomination and compensation committee
The nomination and compensation committee determines the selection of candidates for the board of directors and its committees, plans for the succession of directors and ensures that newly elected directors receive the appropriate introduction and orientation, and that all directors receive adequate continuing education and training to fulfill their obligations. The nomination and compensation committee determines the remuneration of the members of the group executive committee.

The nomination and compensation committee comprises of three or more independent directors. Upon invitation by the committee's chairman, the CEO or other members of the group executive committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

Members of the nomination and compensation committee:
1. Hans Ulrich Märki (chairman)
2. Michel de Rosen
3. Jacob Wallenberg

In 2002, seven committee meetings were held.

5.3.2 Finance and audit committee
The finance and audit committee oversees the financial reporting processes and accounting practices, evaluates the independence, objectivity and effectiveness of external and internal auditors, reviews audit results and monitors compliance with the laws and regulations governing the preparation of ABB's financial statements, and assesses the processes relating to risk management and internal control systems.

The finance and audit committee comprises of three or more independent directors who have a thorough understanding of finance and accounting. The CFO and, as determined by the committee's chairman for matters related to their respective functions, the head of internal audit as well as the external auditors may participate in the finance and audit committee meetings.

Members of the finance and audit committee:
1. Bernd W. Voss (chairman)
2. Roger Agnelli
3. Jacob Wallenberg

In 2002, five committee meetings were held.

5.3.3 Strategy committee
At its meeting of February 10, 2003 the board has, in principle, approved the formation of a strategy committee, which will be constituted in the first board meeting after the general meeting of the shareholders.

5.4 Lead director
In order to address situations of conflicting interests between the chairman of the board, especially when at the same time CEO, and board members, the board has at its meeting of February 10, 2003 decided to create the new position of lead director.

The additional tasks of the lead director will be to act as counselor to the chairman and facilitate the dialogue between the members of the board and the chairman. He may call special meetings without the chairman's presence where the chairman's role and performance will be discussed.

5.5 Board compensation
For the period from the annual general meeting of the shareholders in 2002 to the annual general meeting of the shareholders in 2003, board members' compensation was fixed as follows:

- Chairman: CHF 1,000,000
- Member: CHF 250,000
- Committee chairman: CHF 50,000
- Committee member: CHF 20,000

Payments to board members are made for each term of a member in May and November. Due to changes in the composition of the board committees certain board members have only received a pro rata portion of the annual committee compensation. Board members receive at least 50 percent (and may elect to receive a higher ratio) of their net compensation, i.e. after deduction of social security costs and withholding tax (where applicable), in ABB shares, which they are entitled to receive with a discount of ten percent.

In 2002 the current board members received the following compensation:

	Total annual compensation (gross), in CHF	Amount received in cash (net), in CHF	Number of shares received
Jürgen Dormann*	1,025,000	0	140,447
Roger Agnelli	270,000	0	28,984
Hans Ulrich Märki	285,000	0	43,216
Michel de Rosen	260,000	89,371	14,215
Bernd W. Voss	300,000	103,330	16,130
Jacob Wallenberg	280,000	0	30,611

* Jürgen Dormann received this compensation in addition to his compensation as CEO (see section 6.4 below).

In 2002, board members who resigned during the calendar year received the following compensation:

	Total annual compensation (gross), in CHF	Amount received in cash (net), in CHF	Number of shares received
Jörgen Centerman*	125,000	0	9,536
Martin Ebner**	135,000	0	10,185

* Jörgen Centerman received this compensation in addition to his compensation as CEO. He resigned from the board of directors on September 5, 2002.

** Martin Ebner resigned from the board of directors on October 14, 2002.

With the exception of Jürgen Dormann in his function as CEO, board members do not receive pension benefits and are not eligible to participate in ABB's management incentive plan.

5.6 Ownership of ABB shares and options in ABB by board members (as of December 31, 2002)

	Number of shares
Jürgen Dormann	185,473
Roger Agnelli	28,984
Hans Ulrich Märki	47,216
Michel de Rosen	14,215
Bernd W. Voss	16,130
Jacob Wallenberg	49,581

None of the board members holds any options in ABB. No person closely linked to any of the board members holds any shares of ABB or options in ABB. As persons closely linked are understood in this context: 1) The spouse; 2) Children below the age of 18; 3) Legal entities controlled; or 4) a legal or natural person acting as fiduciary.

5.7 Secretary to the board of directors
Beat Hess is the secretary to the board of directors.

6. Group executive committee

6.1 Responsibilities and organization
The board of directors has delegated the executive management of ABB to the CEO and the other members of the group executive committee. The CEO, and under his direction the other members of the group executive committee, are responsible for ABB's overall business and affairs and the day-to-day management. The CEO reports to the board regularly, and whenever extraordinary circumstances so require, on the course of ABB's business and financial performance and on all organizational and personnel matters, transactions and other issues relevant to the group.

Upon proposal by the nomination and compensation committee, the group executive committee is appointed and discharged by the board and consists of the CEO, the chief financial officer (CFO) and the other executive vice presidents.

6.2 Members

Jürgen Dormann
President, CEO and chairman of the board

Dinesh Paliwal
Executive vice president
Automation Technologies

Peter Smits
Executive vice president
Power Technologies

Gary Steel, since January 2003
Executive vice president
Human Resources

Peter Voser
Executive vice president
CFO

Further information on ABB's group executive committee, including details about education and professional experience, as well as other activities and functions, is available on ABB's Web site under: www.abb.com/about.

6.3 Management contracts
There are no management contracts between ABB and companies or natural persons not belonging to the ABB Group.

6.4 Group executive committee compensation in 2002
Members of the group executive committee receive annual base compensation. In addition, they are eligible for annual bonus compensation, which depends on the performance of the individual area of responsibility of each group executive committee member and of the ABB group and, in certain cases, on a qualitative appreciation of a member's achievements.

In addition to receiving annual base and bonus compensation, members of the group executive committee may participate in a management incentive plan. Under this plan approximately 1,000 key employees received warrants and warrant appreciation rights for no consideration over the course of six launches from 1998 to 2001. The warrants are exercisable for shares at a predetermined price, not less than the fair market value as of the date of grant. Participants may also sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed on the SWX Swiss Exchange, which facilitates valuation and transferability of warrants granted under the management incentive plan.

Group executive committee members also enjoy pension benefits in accordance with Swiss and foreign social security legislation and, depending on seniority, certain additional benefits under supplementary benefit programs. More than 75 percent of ABB's pension obligations with respect to group executive committee members are funded, and ABB has provisions for the remaining obligations on its balance sheet. On average, yearly pension payments to members of the group executive committee do not exceed 50 percent of their remuneration when retiring from their position with ABB at pension age.

Group executive committee members receive customary additional benefits such as a company car and health insurance compensation, which are not material in the aggregate.

In 2002, the following gross payments were made to the members of the group executive committee, which includes bonuses that are based on 2001 business performance (except for Peter Voser, see note below):

CHF	Salary paid in 2002	Bonus 2001 received	Additional compensation	Total annual compensation
Jürgen Dormann*	1,078,336	0	0	1,078,336
Dinesh Paliwal**	819,000	702,000	312,000	1,833,000
Peter Smits	650,000	675,000	0	1,325,000
Peter Voser***	556,674	0	940,000	1,496,674

* All figures for the period September 1–December 31, 2002. This compensation as CEO is in addition to the compensation received as chairman of the board.

** Dinesh Paliwal was awarded a one-off special bonus in 2002.

*** All figures for the period March 11–December 31, 2002. Peter Voser's additional compensation includes a pro rata guaranteed bonus of CHF 290,000 for 2002 which was paid in December 2002, as well as a compensation of CHF 650,000 for shares and options due to change of employment.

None of the members of the group executive committee has received ABB shares as compensation, except for Jürgen Dormann in his function as chairman of the board (see section 5.5 above).

For information regarding the compensation of group executive committee members who departed during the calendar year 2002 please refer to section 8 below.

6.5 Performance alignment
For 2003, ABB introduced a structure for aligning the performance expectations of its senior managers.

Executive committee members, corporate staff and country managers of the 19 largest countries receive targets and are measured on ABB Group results, rather than on the basis of individual businesses. Business area managers and local country divisional managers receive targets and are measured on ABB Group results (60 percent) and on their business area or divisional results (40 percent).

At least 20 percent of this "scorecard" must be made up of qualitative measurements, such as order growth with key customers, performance appraisal systems and financial gearing.

In addition to this group of senior managers, all other participating managers are measured with a minimum of 25 percent on ABB Group results. Resulting bonuses are paid in March each year after full-year results are announced.

6.6 Ownership of ABB shares and options by members of the group executive committee

Under ABB's management incentive plan certain members of the group executive committee have received options in the years 1998 to 2001. The details of the various launches relevant in this case are as follows:

Allotment year	Term life	Subscription ratio	Exercise price CHF
1998	6 years	1.54	25.54
1999	6 years	5	41.25
2000	6 years	5	53.00
2001	6 years	5	17.00

As of December 31, 2002 the current members of the group executive committee held the following numbers of shares and options (based on the categorization described above):

	Number of shares	Number of options			
		Allotment year 1998	Allotment year 1999	Allotment year 2000	Allotment year 2001
Jürgen Dormann*		0	0	0	0
Dinesh Paliwal	62,500	30,000	100,000	250,000	1,000,000
Peter Smits	30,000	0	100,000	250,000	1,000,000
Gary Steel	0	0	0	0	0
Peter Voser	0	0	0	0	1,000,000

* for Jürgen Dormann's share ownership see section 5.6

No person closely linked to any member of the group executive committee holds any shares of ABB or options in ABB shares.

7. Loans and guarantees granted to ABB's board of directors or group executive committee

ABB has not granted any loans or guarantees to its board members or members of the group executive committee.

8. Compensation for former members of the group executive committee

In March 2002, the board of directors completed a reassessment of certain pension and other benefits received by former CEO Percy Barnevik and Göran Lindahl. Mr. Barnevik received approximately CHF 148 million following his resignation as CEO in 1996, and Mr. Lindahl received approximately CHF 85 million of pension and other benefits following his resignation as CEO in 2000. The board's reassessment followed a detailed review of these payments by the board of directors in which it was determined that the approval procedures for these benefits were unsatisfactory and that restitution should be sought of amounts paid in excess of ABB's obligations. On March 9, 2002 ABB agreed with Mr. Barnevik that he would return CHF 90 million and ABB agreed with Mr. Lindahl that his pension and benefits would be reduced by CHF 47 million. These restitution amounts were determined through actuarial calculations, external benchmarking of European chief executive officer compensation and negotiations.

In 2002 ABB made a total payment of CHF 20,975,000 gross to nine members of the group executive committee who departed during the calendar year 2002. This figure is composed of salary payments whilst on duty or during contractual notice periods and severance payments made in lieu of continuing salary payments. The aforementioned sum includes an amount of CHF 7,375,000 gross which ABB's former president and CEO Jörgen Centerman received in the year 2002, including the final settlement of the employment relationship.

In the year 2003 ABB will have to make additional payments to four departed members of the group executive committee in the aggregate amount of CHF 5,200,000 gross based on existing contractual obligations.

9. Duty to make a public tender offer

ABB's articles of incorporation do not contain any provisions raising the threshold (opting-up) or waiving (opting-out) the duty to make a public tender offer pursuant to Article 32 of the Swiss Stock Exchange and Securities Trading Act.

10. Change of control provisions

ABB does not offer "golden parachutes" to its members of the board of directors or senior executives. Consequently none of ABB's board members, group executive committee members or members of senior management is benefiting from clauses on changes of control. Employment contracts contain notice periods of 12 months for group executive committee members and three to six months for members of senior management, during which they are entitled to running salaries and bonuses.

11. Auditors

11.1 Group auditors and special auditors
Ernst & Young is the group auditor of ABB. OBT has been elected as special auditors to issue special review reports required in connection with capital increases (if any).

11.2 Duration of the mandate and term of office of the group auditors
Ernst & Young assumed the existing auditing mandate as auditor of the ABB Group in 1994. The head auditor responsible for the mandate, Jan Birgerson, began serving in this function in 1994.

11.3 Auditing and additional fees paid to group auditor
The audit fees paid by ABB in 2002 to Ernst & Young for the legally prescribed audit amounted to US$ 12 million. Audit services are defined as the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on the consolidated financial statements of ABB and to issue an opinion on the local statutory financial statements.

ABB paid US$ 11 million to Ernst & Young for audit-related services performed during 2002. Audit-related services include special purpose audits and other attest services, as well as accounting and advisory services.

ABB also paid US$ 6 million to Ernst & Young for non-audit services performed during 2002. Non-audit services primarily include transaction support services, special purpose projects and tax services.

11.4 Supervisory and control instruments vis-à-vis the group auditors
Ernst & Young is informed regularly of issues and deliberations of board meetings. Ernst & Young is present at all finance and audit committee meetings, where audit planning is discussed and the results of internal and external audit work is presented. The finance and audit committee will introduce processes for the review of audit and non-audit services to be performed by the auditors.

12. Information policy

ABB reports to the SWX Swiss Exchange and the exchanges in London, Stockholm, Frankfurt and New York, where it is listed, and publishes quarterly reports. ABB submits its annual report on form 20-F to the U.S. stock exchange supervision authority, the Securities and Exchange Commission ("SEC"). All of these reports may also be downloaded from: www.abb.com/investorrelations.

The Company's official means of communication is the Swiss Official Gazette of Commerce.
Inquiries may also be made to ABB Investor Relations,
Telephone: +41 43 317 7111
Fax: +41 1 311 98 17
ABB's Web site is www.abb.com

13. Further information on corporate governance

The list below contains references to additional information on the corporate governance of ABB, which can be downloaded from www.abb.com/about

- articles of incorporation
- regulations of the board of directors
- CV of members of the board of directors
- CV of members of the group executive committee
- corporate governance charter
- charter of the nomination and compensation committee
- charter of the finance and audit committee
- business ethics

Management



Division management teams

Automation Technologies

Division head	Dinesh Paliwal
CFO	Herbert Parker

Business area managers:	
Control Platform and Enterprise Products	Teemu Tunkelo
Drives and Motors	Anders Jonsson
Low-Voltage Products and Instrumentation	Tom Sjökvist
Petroleum, Chemical and Consumer	Frank Duggan
Paper, Minerals, Marine and Turbocharging	Martinus Brandal
Robotics, Automotive and Manufacturing	Bo Elisson

Country manager, Finland	Mikko Niinivaara
Country manager, Sweden	Sten Jakobsson
Country manager, United States	Donald P. Aiken
Country manager, Germany	Bernhard Jucker
Local division manager, China	Veli-Matti Reinikkala

Power Technologies

Division head	Peter Smits
CFO	Victor Bolt

Business area managers:	
Power Systems	Josef A. Dürr
Utility Automation Systems	Michael Hirth
High-Voltage Products	Jens Birgersson
Power Transformers	Joakim Olsson
Medium-Voltage Products	Guido Traversa
Distribution Transformers	Brice P. G. Koch

Region manager, Latin America	Benny Olsson
Region manager, Middle East and Africa	Max Abitbol
Country manager, China	Peter Leupp
Local division manager, United States	John Sullivan

Oil, Gas and Petrochemicals

Division head	Erik Fougner
Controller	Lars Eikeland

Business area managers:	
Upstream	Erik Fougner
Downstream	Stephen M. Solomon

Senior group officers

Markus Bayegan
Beat Hess
Alfred Storck

Group Functions reporting to CEO, Jürgen Dormann

Corporate Communications	Björn Edlund
Group Internal Audit	Markus Kistler
Legal Affairs and Compliance	Beat Hess*
Research and Development	Markus Bayegan

* John Scriven replaces Beat Hess in June 2003

Group Functions reporting to CFO, Peter Voser

Chief Information Officer	Haider Rashid
Corporate Finance and Taxes	Alfred Storck
Finance Advisory	Enrico Viale
Group Controlling	Hannu Kasi
Investor Relations	Michel Gerber
Merger and Acquisitions and New Ventures	Eric Elzvik
Risk Management	Charles Salek

Group Functions reporting to the head of Human Resources, Gary Steel

Sustainability Affairs	Christian Kornevall

Country managers

Europe

Austria	Rudolf Petsche
Baltic States	Bo Henriksson
Benelux	Marc Croon
Czech Republic	Olle Jarleborg
Denmark	Claus Madsen
Finland	Mikko Niinivaara
France	Max Abitbol
Germany	Bernhard Jucker
Greece	Costas Cosmadakis
Hungary	Peter Hegedus
Ireland	Frank Duggan
Italy	Gian Francesco Imperiali
Norway	Peer-Hakon Jensen
Poland	Miroslaw Gryszka
Portugal	Carlos Dias
Romania	Peter Simon
Russia	Yuri Kozlov
Slovak Republic	Andrej Toth
Spain	Fernando Conte
Sweden	Sten Jakobsson
Switzerland	Rolf Schaumann
Turkey	Oivind Lund
United Kingdom	Trevor Gregory

Middle East and Africa

Egypt	Bassim Youssef
Iran	Homayoon Bayegan
Israel	Ronen Aharon
Jordan/ Near East and Gulf	Faraj AlJarba
Kenya/Eastern Africa	Rainer Benz
Morocco/North and Francophone Africa	Jean-Claude Lanzi
Nigeria/Western Africa	Wolfgang Pfeiffer
Saudi Arabia	Mahmoud Shaban
South Africa/ Southern Africa	Carlos Pone

Americas

Argentina	Ulises de la Orden
Brazil	Benny Olsson
Canada	Paul Kefalas
Chile	Victor Ballivian
Colombia	Ramon Monras
Mexico	Fredrik Wikström
Panama/Central America, Caribbean	Alvaro Malveiro
Peru	Eduardo Soldano
United States	Donald P. Aiken
Venezuela	Armando Basave

Asia

Australia	John Gaskell
China	Peter Leupp
India	Ravi Uppal
Indonesia	Ulf Rolander
Japan	Lave Lindberg
Malaysia	Bengt Andersson
New Zealand	John Gaskell
Philippines	Boon Kiat Sim
Singapore	Boon Kiat Sim
South Korea	Yun-Sok Han
Taiwan	Göran Sundin
Thailand	Jonny Axelsson
Vietnam	Erik Rydgren

Region managers

Latin America	Benny Olsson
Middle East and Africa	Max Abitbol
Balkans and Central Asia	Bruno Berggren
North and South East Asia	Boon Kiat Sim


24,500
91,000
16,000
7,500
Employees by region
Europe
Middle East and Africa
Americas
Asia

About ABB

The ABB Group was formed in 1988, when the Swedish Asea and the Swiss BBC Brown Boveri merged under the name ABB. Asea's history dates back to 1883. BBC Brown Boveri was founded in 1891.

Through the years, ABB acquired many companies, from Stroemberg of Finland and Westinghouse of the U.S., to Stotz Kontakt of Germany and Sace of Italy.

This section of the site provides an overview of our products, services and solutions in these areas, sheds light on the ABB Group strategy, and outlines our organizational structure, mission and values, corporate governance charter and 120-year history.

www.abb.com/about

Products and Services

ABB's products and services are its lifeblood. In this easy-to-navigate section you can find our product guide – an A to Z list of products we have made or now make. You can also find our service guide and contact list, which provide detailed information regarding the upkeep of power plants and factories, and sales contacts to help you get what you need immediately, regardless of what country you are located in.



One of the more innovative parts of this section is devoted to industry portals. Rather than needing to know what specific product you are interested in, you can enter our product and service portfolio by industry. Are you an automotive customer? Go into the automotive portal. Are you a utility customer? Enter the utilities portal. All you need is just a click away.

www.abb.com/productguide

Sustainability

ABB's most effective contribution to sustainable development lies in its products and systems. They require less material, are more efficient and consume less energy, which means reduced environmental impact and lower greenhouse gas emissions over long operating lifetimes. That performance is monitored, measured and communicated with environmental product declarations.

Among other things, this section has position papers, environmental product declarations, question and answer documents and sustainability index ratings.

www.abb.com/sustainability

ABB on the Web: www.abb.com

Around 100 million pages are viewed every year on ABB's Web site. Two-thirds of the traffic goes straight to the site's products and services section, which houses more than 100,000 Web pages and downloadable documents.

News Center

This section is devoted to journalists and includes press releases, trade and technology releases, speeches and presentations, downloadable pictures of our people and technology, and an up-to-date library of publications.

In addition, new parts of the section are devoted to multimedia material like audio and video clips from our senior executives.

Need an interview? Contact our media relations team in this part of the site.

www.abb.com/news



Technology



Suppose you are a researcher working on a project at university. ABB's technology Web pages can help you find an expert in your area of interest. You can exchange information and download specific drawings or mathematical calculations. Moreover, you can find the configuration data for a substation or get condition monitoring statistics for preventive maintenance on motors and machines.

We have global research and development labs working together on large projects on the Internet. You can watch streaming video interviews with ABB's technology experts and listen to them discuss strategy and the future direction of R&D.

One of the most valuable parts of ABB's technology section is devoted to publications. Here you can find research papers, periodicals, technology reviews and reports.

www.abb.com/technology

Careers

The careers section on ABB's Web site offers everything you need to know as a student, recruit or professional looking for new challenges. The site features prominently the five most recently posted jobs in ABB, background information on the company, and interviews and videos-on-demand with existing employees.

New sections are devoted to students and interns, where you can choose from a variety of interesting international assignments.

www.abb.com/careers

Investor Relations

This fast moving section includes ABB's share price ticker, listings and ticker symbols. It displays per share, dividend and stock split history and also has all of ABB's quarterly financial releases, an information archive, outlook statement, annual reports and shareholder updates.

Information on ABB's bonds, credit rating, debt targets, maturity profile and a bondholder Q&A are housed in this section, as is contact information for our investor relations staff in Europe and the U.S.

Looking for presentations from our chief financial officer or market updates? Look no further.

www.abb.com/investorrelations



© Copyright 2003 ABB. All rights reserved.
© Designed by williams & phoa.



ABB Ltd
Corporate Communications
P.O. Box 8131
CH-8050 Zurich
Switzerland
Tel: +41 (0) 43 317 7111
Fax: +41 (0) 43 317 7958

www.abb.com

ABB Ltd
Investor Relations
P.O. Box 8131
CH-8050 Zurich
Switzerland
Tel: +41 (0) 43 317 7111
Fax: +41 (0) 1 311 9817

ABB Ltd
Investor Relations
P.O. Box 5308
Norwalk CT 06856-5308
USA
Tel: +1 203 750 7743
Fax: +1 203 750 2262

ABB Ltd
Investor Relations
SE-721 83 Västerås
Sweden
Tel: +46 (0) 21 32 50 00
Fax: +46 (0) 21 32 54 48

ABB Group Annual Report 2002
Financial review


power tech ologies


automation technologies

ABB

Caution concerning forward-looking statements

The ABB Group Annual Report 2002 is published in English, German, Swedish and French, and includes forward-looking statements. The English-language version is binding. In the Operational review, such statements are included in "Letter to shareholders," "Power Technologies," "Automation Technologies," "Oil, Gas and Petrochemicals" and "Business improvement" and in the Financial review, such statements are included in "Operating and financial review and prospects." Additionally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar words are intended to identify forward-looking statements. We have based these forward-looking statements largely on current expectations and projections about future events, financial trends and economic conditions affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things, the following: (i) the difficulty of forecasting future market and economic conditions; (ii) the effects of, and changes in, laws, regulations, governmental policies, taxation, or accounting standards and practices; (iii) our ability to dispose of certain of our non-core businesses on terms and conditions acceptable to us; (iv) our ability to further reduce our indebtedness as planned; (v) the resolution of asbestos claims on terms and conditions satisfactory to us; (vi) the effects of competition in the product markets and geographic areas in which we operate; (vii) our ability to anticipate and react to technological change and evolving industry standards in the markets we operate; (viii) the timely development of new products, technologies, and services that are useful for our customers; (ix) unanticipated cyclical downturns in some of the industries that we serve; (x) the risks inherent in large, long-term projects served by parts of our business; (xi) the difficulties encountered in operating in emerging markets; and (xii) other factors described in documents that we may furnish from time to time with the U.S. Securities and Exchange Commission, including our Annual Reports on Form 20-F. Although we believe that the expectations reflected in any such forward-looking statement are based on reasonable assumptions, we can give no assurance that they will be achieved.

We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

The complete ABB Group Annual Report 2002 consists of this Financial review and an Operational review. For a copy of the Operational review, please use the contact information on the back of this report, or go to www.abb.com and download the entire report. ABB also publishes an annual Sustainability Report (June) and an annual Technology Report (November). These reports can also be obtained by using the contact information on this report or through ABB's Web site.

Financial review

Operating and financial review and prospects

Overview

We are a global provider of power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact.

During 2001, we realigned our worldwide enterprise around customer groups, replacing our former business segments with four end-user divisions, two channel partner divisions, and a financial services division. The four end-user divisions – Utilities, Process Industries, Manufacturing and Consumer Industries, and Oil, Gas and Petrochemicals – served end-user customers with products, systems and services. The two channel partner divisions – Power Technology Products and Automation Technology Products – served external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators directly and end-user customers indirectly through the end-user divisions. The Financial Services division provided services and project support for our internal as well as for our external customers.

The Utilities division served electric, gas and water utilities – whether state-owned or private, global or local, operating in liberalized or regulated markets – with a portfolio of products, services and systems. The division's principal customers were generators of power, owners and operators of power transmission systems, energy traders and local distribution companies. The Utilities division employed approximately 14,800 people as of December 31, 2002.

In April 2002, we merged our Process Industries division and our Manufacturing and Consumer Industries division to form a new Industries division. The Industries division served the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology. The Industries division employed approximately 23,300 people as of December 31, 2002.

The Power Technology Products division covered the entire spectrum of technology for power transmission and power distribution including transformers, switchgear, breakers, capacitors and cables as well as other products, platforms and technologies for high- and medium-voltage applications. Power technology products are used in industrial, commercial and utility applications. These products were sold through our end-user divisions as well as through external channel partners, such as distributors, contractors and original equipment manufacturers and system integrators. The Power Technology Products division employed approximately 26,400 people as of December 31, 2002.

The Automation Technology Products division provided products, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots and low voltage products. These technologies were sold to customers through the end-user divisions as well as through external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators. The Automation Technology Products division employed approximately 33,300 people as of December 31, 2002.

The Oil, Gas and Petrochemicals division supplied a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants. The Oil, Gas and Petrochemicals division employed approximately 11,900 people as of December 31, 2002. We announced in 2002 that we intend to dispose of this business division. See "Accounting for discontinued operations".

The Financial Services division supported our businesses and customers with financial solutions in structured finance, leasing, project development and ownership (Equity Ventures), financial consulting, the insurance businesses and treasury activities. In 2002, a significant part of the division's structured finance and leasing activities were sold to GE Commercial Finance. Proprietary trading activities in Treasury Centers ceased and remaining treasury activities were integrated in Corporate. The insurance and project development and ownership activities were transferred to Non-Core Activities.

Non-Core Activities, created in the fourth quarter of 2002, group the following activities and businesses:

- our Insurance business area (part of the former Financial Services division);
- our Equity Ventures business area and the remaining Structured Finance business that was not sold to GE Commercial Finance which were part of our former Financial Services division (we intend to divest these businesses);

- our Building Systems business area, which we intend to divest in 2003;
- our New Ventures business area;
- our Air Handling business, which we sold in January 2002; and
- our Customer Service, Group Processes and Logistic Systems business areas and the Semiconductors business, which, effective January 1, 2003, became part of the Power Technologies division.

Corporate includes Headquarters, Central Research and Development, Real Estate, as well as, beginning 2002, Treasury Services.

In order to streamline our structure and further improve operational performance, we have, effective January 1, 2003, established two divisions: Automation Technologies, which combines the former Automation Technology Products and Industries divisions and employed approximately 56,600 people as of January 1, 2003; and Power Technologies, which combines the former Power Technology Products and Utilities divisions and employed approximately 41,200 people as of January 1, 2003.

The discussion that follows reflects how we managed and reported our businesses during 2002. Therefore, we discuss the Utilities, Industries, Power Technology Products and Automation Technology Products divisions as well as Non-Core Activities. We have included a separate discussion of Discontinued Operations.

Management overview

Our exposure to asbestos claims and our high debt levels have weighed heavily on us during recent years and have forced management to focus intensely on ensuring our ability to continue on a going concern basis.

In 2001 and 2002, we incurred significant net losses, partly as a result of a greater-than-anticipated increase in the number of and amounts demanded to settle certain asbestos-related claims against our subsidiary, Combustion Engineering (see Note 17 to the Consolidated Financial Statements), as well as the weak performance of the businesses that are now classified as non-core activities and discontinued operations and an overall weakening of global markets. These operating losses, combined with the effect of a repurchase of our own shares in 2001 and other factors, have decreased our consolidated stockholders' equity from US$5.2 billion at December 31, 2000 to US$1.0 billion at December 31, 2002. Our low equity base, high debt levels and the uncertainty with respect to the timing of the resolution to the asbestos issue have impacted our ability to finance our core and non-core operations and to repay maturing debt.

With respect to the asbestos issue, based on current information, we expect that the initiated proceedings will provide an adequate resolution to the issue as discussed in more detail in Note 17 to the Consolidated Financial Statements. However, until Combustion Engineering's pre-packaged Chapter 11 plan of reorganization is finally approved and injunctive relief has been provided to bar future claims from being made, the ultimate settlement amount of asbestos-related claims and the potential exposure to liability for Combustion Engineering's asbestos-related claims remain uncertain.

In late 2001 and during 2002, the commercial paper market, on which we had significantly relied in the past, largely diminished as a funding source and our credit ratings fell below investment grade. As a consequence, we have faced challenges to replace or repay maturing short-term debt during 2002. On December 17, 2002, as a replacement of credit facilities obtained in December 2001 and during 2002, we entered into a 364-day US$1.5 billion credit facility to fund ongoing liquidity requirements. Details of the credit facility as well as the maturing short-term debt in 2003 are more fully discussed in Note 14 to the Consolidated Financial Statements.

Given our financial position, the weak performance in non-core/discontinued activities and the overall status of the international financial markets, we had to accept a number of stringent covenants in the new facility agreement (see Note 14 to the Consolidated Financial Statements), including requirements to meet asset divestment proceeds targets, the fulfillment of which is a condition to the continued availability of funding under the terms of the facility. We also had to provide security for the facility.

Management believes that the important steps taken in 2002, including the divestment of a large portion of the Structured Finance business (see Note 3 to the Consolidated Financial Statements), significant debt reduction and refinancing of short-term debt to extend the maturity profile of our debt (see Note 14 to the Consolidated Financial Statements), introduction of a simplified organizational structure, and continuous strong performance of core businesses, as well as our plans for 2003, should ensure continued availability of the credit facility during 2003 (maximum of US$1.5 billion).

However, because of the stringent nature of the covenants in the credit facility, management believes that it is prudent to plan for possible adverse developments that may jeopardize our ability to rely on continued funding under the credit facility. Therefore, our Board of Directors proposes to the annual shareholders' meeting that the shareholders approve an amendment to the existing provisions in the Articles of Incorporation on contingent share capital as to (i) a substantial increase of the contingent capital which would consequently allow the issuance of new ABB Ltd shares, and (ii) an extension of the use of the contingent capital for new financial instruments (such as convertible bonds).

Management's principal plans for 2003 include intensified operational improvements of the core businesses, for example, through the "Step change" program (see Note 24 to the Consolidated Financial Statements). Management's plans also include continued large divestments that it estimates will contribute proceeds in excess of US$2 billion (in particular the Oil, Gas and Petrochemical division, the Buildings Systems business, remaining parts of the Structured Finance business and the Equity Ventures business), the closing of non-core activities and the reduction of total debt by applying the proceeds received from these divestments.

Application of critical accounting policies

General

We prepare our Consolidated Financial Statements on the basis of United States generally accepted accounting principles (U.S. GAAP).

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to costs expected to be incurred to complete projects, product guarantees and warranties, bad debts, inventories, investments, intangible assets, income taxes, financing operations, restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies, and the related judgments, assumptions and estimates involved in the application of these policies could materially affect the amounts reported in our Consolidated Financial Statements. These policies should be considered in reviewing our Consolidated Financial Statements and the discussion below.

Revenue and cost of sales recognition

We recognize revenues in accordance with the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB 101), *Revenue Recognition in Financial Statements.* We recognize substantially all revenues from the sale of manufactured products upon transfer of title including the risks and rewards of ownership to the customer which generally occurs upon shipment of products. On contracts for sale of manufactured products requiring installation which can only be performed by us, revenues are deferred until installation of the products is complete. Revenues from short-term fixed-price contracts to deliver services are recognized upon completion of required services to the customer. Revenues from contracts which contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed.

These revenue recognition methods assume collectibility of the revenues recognized. When recording the respective accounts receivable, loss reserves are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. There remains the risk that greater defaults will occur than estimated. As such, the amount of revenues recognized might exceed that which will be collected, resulting in a deterioration of earnings in the future. This risk is likely to increase in a period of significant negative industry or economic trends.

Sales under long-term fixed-price contracts are recognized using the percentage-of-completion method of accounting. We principally use the cost-to-cost or delivery events method to measure progress towards completion on contracts. We determine the method to be used by type of contract based on our judgment as to which method best measures actual progress towards completion.

The percentage-of-completion method of accounting involves the use of assumptions and projections, relating to future material, construction and overhead costs. As a consequence, there is a risk that total contract costs will exceed those which we originally estimated. These risks are exacerbated if the duration of the project is long-term, because there is a higher probability that the circumstances upon which we originally developed the estimates will change in a manner that increases our costs. Factors that could cause costs to increase include:

- delays caused by unexpected conditions or events;
- unanticipated technical problems with the equipment being supplied or developed by us which may require that we incur additional costs to remedy the problem;
- changes in the cost of components, materials or labor;
- difficulties in obtaining required governmental permits or approvals;
- project modifications creating unanticipated costs;
- suppliers' or subcontractors' failure to perform; and
- penalties incurred as a result of not completing portions of the project in accordance with agreed upon time limits.

Changes in our initial assumptions, which we review on a regular basis between two balance sheet dates, may result in revisions to total estimated costs, current income and anticipated income. We recognize these changes in the period in which the changes in estimate are determined. We believe that this approach, referred to as the "catch-up approach", produces more accurate information because the cumulative revenue-to-date reflects the current estimates of the stage of completion. Additionally, losses on fixed-price contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract sales.

We accrue anticipated costs for warranties on products when we recognize the revenue on the related contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship, performance guarantees (technical risks) and delays in contract fulfillment. Although we generally make assessments on an overall, statistical basis, we make individual assessments on orders with risks resulting from order-specific conditions or guarantees, such as plants or installations. There is a risk that actual warranty costs will exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

Sales under cost-reimbursement contracts are recognized as costs are incurred. Shipping and handling costs are recorded as a component of cost of sales.

Goodwill and other intangible assets impairment

Our accounting policies for accounting for goodwill and other intangible assets changed on January 1, 2002. In accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets,* we ceased to amortize goodwill on that date. Consequently, amortization expenses reflected on our Consolidated Income Statement reduced to US$41 million in 2002 from US$195 million and US$190 million in 2001 and 2000, respectively in continuing operations. Goodwill amortization expense in discontinued operations was US$36 million and US$22 million in 2001 and 2000, respectively. We were required to perform an initial impairment review of our goodwill on January 1, 2002, and an annual impairment review on October 1. This impairment review required us to apply a fair value estimate to the reporting entities (business areas) to which the goodwill is applicable, as opposed to the individual assets of each acquired company as before. This expanded the impairment analysis to include the future cash flows of the businesses owned before an acquisition that has benefited from an acquisition. Estimating future cash flows requires us to make significant estimates and judgments involving variables such as sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions and other economic factors. As in the previously applicable impairment analysis, if we determine through the impairment review process that goodwill has been impaired, we record the impairment charge in other income (expense), net, on our Consolidated Income Statement.

Prior to January 1, 2002, we assessed the impairment of goodwill and other identifiable intangible assets whenever events or changes in circumstances indicated that the carrying value may not be recoverable. Some factors we considered important in conducting an impairment review included the following:

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends.

When we determined that the carrying value of goodwill and other identified intangible assets might not be recoverable based upon the existence of one or more of the above indicators of impairment, we measured any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in our current business model. In assessing the recoverability of our goodwill and other intangible assets, we were required to make assumptions regarding estimated future cash flows, discount rates and other factors to determine the fair value of the assets. If our experience resulted in decreases to our forecasted cash flows or increases to the discount rate used, we were required to record impairment charges for these assets.

Restructuring

We recorded significant provisions in connection with our restructuring programs. These provisions include estimates pertaining to employee termination costs and the settlements of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates. These costs are recorded primarily in other income (expense), net, on the Consolidated Income Statement. See "Restructuring expenses" below.

Taxes

In preparing our Consolidated Financial Statements we are required to estimate income taxes in each of the jurisdictions in which we operate. We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. The differences are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when we determine that it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase this allowance in a period, we expense the allowance within the tax provision in the Consolidated Income Statement. Unforeseen changes in tax rates and tax laws as well as differences in the projected taxable income versus the actual taxable income may affect these estimates.

Contingencies

We are subject to proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue often with assistance from both internal and external counsel and technical experts. The required amount of reserves with respect to any matter may change in the future due to new developments in that matter, including a change in approach to the matter, such as a change in settlement strategy.

Pension and post-retirement benefits

As more fully described in Note 20 to our Consolidated Financial Statements, we operate several pension plans which cover the majority of our employees. We use actuarial valuations to determine our pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. The discount rate is adjusted annually based on changes in long-term, highly rated corporate bond yields. Decreases in the discount rate result in an increase in the projected benefit obligation and to pension costs (as shown in Note 20 to our Consolidated Financial Statements). The expected return on plan assets is adjusted annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. If the expected rate of return on assets of 6.15 percent was to decrease by 0.5 percent to 5.65 percent then the 2003 pension costs would increase by approximately US$26 million.

Under U.S. GAAP, we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense and recorded liabilities for pension and other postretirement benefit obligations in future periods.

The "unfunded" balance of a pension plan is the difference between the projected obligation to employees and the fair value of the plan assets. At December 31, 2002, the unfunded balance of the pension benefits was US$1,879 million. In accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), *Employers' Accounting for Pensions,* we have recorded on the Consolidated Balance Sheet a net liability of US$653 million. The difference is primarily due to an unrecognized actuarial loss of US$1,168 million, which is amortized using the "minimum corridor" approach as defined by SFAS 87. The unfunded balance, which can increase or decrease based on the performance of the financial markets or changes in our assumption rates, does not represent a mandatory short-term cash obligation. We comply with all appropriate statutory funding requirements.

We have multiple non-pension post-retirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases to be 12.92 percent for 2002, then gradually declining to 6.46 percent in 2012, and to remain at that level thereafter.

Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost increases would have had the following effects at December 31, 2002:

	One-percentage-point increase	*One-percentage-point decrease*
	(US$ in millions)	
Effect on total of service and interest cost components	2	(2)
Effect on accumulated post-retirement benefit obligation	26	(22)

Insurance

We generally recognize premiums in earnings on a pro rata basis over the period coverage is provided. Premiums earned include estimates of certain premiums not yet paid. These premium receivables include premiums relating to retrospectively rated contracts. For such contracts, a provisional premium is paid that will eventually be adjusted. We include an estimated value of the actual premium in receivables. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of reinsurance contracts or certificates in force. These unearned premiums are calculated by the monthly pro rata method or are based on reports from ceding companies that we reinsure.

Insurance liabilities are reflected in accrued liabilities and other, on our Consolidated Balance Sheet and are determined on the basis of reports from primary insurers that we reinsure and underwriting associations, as well as on management's, including in-house actuaries', estimates. These estimates include incurred but not reported losses, salvage and subrogation recoveries. Changes to these estimated liabilities are recognized as an increase or decrease to cost of sales in the period in which they are identified. Inherent in the estimates of losses are expected trends of frequency, severity and other factors that could vary significantly as claims are settled. Accordingly, ultimate losses could vary significantly from the amounts currently provided for.

We seek to reduce the loss from our underwriting liabilities by reinsuring certain levels of risks with other insurance enterprises or reinsurers. We used recoverable amounts for both paid and unpaid losses. We estimate these recoverable amounts in a manner consistent with the claim liability associated with the reinsurance policy. The risk of collectibility of these reinsurance receivables arises from disputes relating to the policy terms and the ability of the reinsurer to pay.

Accounting for discontinued operations

We have adopted, with effect from January 1, 2002, Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS 144 broadened the presentation of discontinued operations to include disposal transactions involving less than an entire reporting segment, if certain criteria are met. The purpose of SFAS 144 was to allow for historically comparable data to be available to investors without the distortions created by divestments or operation abandonments, thereby improving the predictive value of financial statements. SFAS 144 requires the accumulated earnings and associated costs, net of taxes, of divestments and certain restructuring programs to be grouped in discontinued operations below income from continuing operations and the related assets and liabilities to be grouped in the specific lines of assets and liabilities in discontinued operations in the Consolidated Balance Sheet. In the Consolidated Statement of Cash Flows we have included these businesses in the individual line items within cash from operating, investing and financing activities.

Income (loss) from discontinued operations, net of tax, in our Consolidated Income Statement includes the following items:

- Practically all of our Oil, Gas and Petrochemicals division which supplies a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants.
- The majority of our Structured Finance business, which we sold to GE Commercial Finance in November 2002. This business provided debt capital for projects and equipment, and asset-based financing (such as leasing).
- Our Metering business, which we sold to Ruhrgas Industries GmbH in December 2002. This business produced electricity, water, energy and gas meters, metering systems and load control systems.
- A charge of US$420 million taken in 2002 as part of the Pre-Packaged Plan of Reorganization for Combustion Engineering, under Chapter 11 of the United States Bankruptcy Code. The status of Combustion Engineering is contained in Contingencies and retained liabilities below, as well as Note 17 to the Consolidated Financial Statements.
- A number of other businesses sold in 2002 including: the components business of ABB Trasmissione e Distribuzione S.p.A (Italy), which was sold to EB Rebosio S.r.l.; Energy Information Systems Ltd of the United Kingdom, which was sold to Alstom SA; and the ABB Drying Business (a division of ABB Inc. comprising a number of legal entities), which was sold to Andritz AB and Andritz Ltd.
- Various abandoned businesses for which a buyer could not be found.
- Legal and professional fees related to the above disposals.

Income (loss) from discontinued operations was a loss of US$880 million, net of tax, for the year ended 2002, a loss of US$501 million for 2001 and income of US$677 million in 2000. The income (loss) from discontinued operations, net of tax, for the above items is detailed below.

Discontinued operations	**2002**	**2001**	**2000**
Year ended December 31,		(US$ in millions)	
Oil, Gas and Petrochemicals	(121)	8	105
Structured Finance	(190)	8	(7)
Metering	(54)	14	19
Combustion Engineering	(420)	(470)	(70)
Power Generation	–	–	638
Other divested businesses	(20)	(7)	(4)
Abandoned businesses/Other	(75)	(54)	(4)
Income (loss) from discontinued operations, net of tax	(880)	(501)	677

The above includes the businesses' operational results, currency translation adjustments, capital gains and losses on sale, goodwill write-offs and other costs.

A review of the operating results of the principal discontinued operations can be found below under "Business divisions – Discontinued operations". For a further discussion of discontinued operations and the related accounting treatment, see Note 3 to the Consolidated Financial Statements.

We expect to continue to identify non-core businesses for disposal. As a business meets the criteria of SFAS 144, we will reflect the results of operations from the business as income (loss) from discontinued operations, net of tax, in our Consolidated Income Statement and as assets and liabilities in discontinued operations in our Consolidated Balance Sheet. We will reclassify the prior years' presentation to reflect these planned disposals on a comparable basis.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), *Business Combinations,* and SFAS 142, which modified the accounting for business combinations, goodwill and identifiable intangible assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill from acquisitions completed after that date is not amortized, but is charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. SFAS 141 also specifies types of acquired intangible assets that must be recognized and reported separately from goodwill, and that will be amortized over their useful lives.

SFAS 142 required us to evaluate our existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. We re-assessed the estimated useful lives and residual values of all intangible assets other than goodwill and determined that no adjustments regarding amortization periods were necessary.

SFAS 142 required us to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, we (1) identified our reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. We determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. We recognized goodwill amortization expense of US$155 million and US$152 million and goodwill amortization expense in discontinued operations of US$36 million and US$22 million in 2001 and 2000, respectively. Accordingly, loss from continuing operations in 2001 and income from continuing operations in 2000 would have been US$10 million (US$0.01 per share) and US$918 million (US$0.77 per share), respectively, and net loss in 2001 and net income in 2000 would have been US$538 million (US$0.48 per share) and US$1,617 million (US$1.36 per share), respectively, if we had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), *Accounting for Asset Retirement Obligations,* which is effective for fiscal years beginning after June 15, 2002. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of long-lived assets. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and allocated to expense over its useful life. We adopted SFAS 143 effective January 1, 2003. We do not expect SFAS 143 to have a material impact on our results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS 144, which supersedes Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, SFAS 144 broadens the presentation of discontinued operations to include more sold and abandoned businesses. We adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of several businesses and group of assets as discontinued operations for all periods presented to the extent these businesses and groups of assets met the new criteria during 2002. Disposals and abandonments in previous years were not re-evaluated or reclassified. See "Discontinued operations" above.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* which rescinded previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. We elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of US$ 12 million recorded as extraordinary items in 2001, are no longer reflected in extraordinary items.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (SFAS 146), *Accounting for Costs Associated with Exit or Disposal Activities,* which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard is effective January 1, 2003 and is to be applied to restructuring plans initiated after that date.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees in our financial statements. The recognition measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. We have adopted the disclosure requirements of FIN 45 as of December 31, 2002.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), *Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of Financial Accounting Standards Board Statement No. 123.* SFAS 148 amends SFAS 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in our financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue with our current practice of applying the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees,* which requires us to recognize, except in special circumstances, compensation expense for warrants issued under our management incentive plan only if the share price exceeds the exercise price of the warrants on date of grant, which is not generally the case. We have adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities.* FIN 46 requires existing unconsolidated variable interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003, FIN 46 applies for periods beginning after June 15, 2003.

In November 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board issued EITF 00-21 (EITF 00-21) *Accounting for Revenue Arrangements with Multiple Deliverables,* which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangement, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete and, (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after January 1, 2004. We believe that EITF 00-21 will not result in a significant change in our practice of accounting for arrangements involving delivery or performance of multiple products and services.

Restructuring expenses

Elsag Bailey restructuring program

During the first quarter of 1999 in connection with our purchase of Elsag Bailey, we implemented a restructuring plan intended to consolidate operations and gain operational efficiencies. The plan called for workforce reductions of approximately 1,500 salaried employees primarily in Germany and the United States. Restructuring charges and related write downs of US$ 192 million were included in other income (expense), net, during 2000, of which approximately US$ 90 million related to the continued integration of Elsag Bailey. The restructuring was substantially complete at the end of 2000.

July 2001 restructuring program

In July 2001, we announced a restructuring program (2001 program) anticipated to extend over 18 months. The 2001 program was initiated in an effort to improve productivity, reduce our cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries.

In 2001, we recognized restructuring charges of US$ 109 million relating to workforce reductions and US$ 71 million related to lease terminations and other exit costs associated with the 2001 program. These costs are included in other income (expense), net. Termination benefits of US$ 32 million were paid to approximately 2,150 employees and US$ 31 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2001, accrued liabilities included US$ 78 million for termination benefits and US$ 39 million for lease terminations and other exit costs.

As a result of the 2001 program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. We recorded US$ 41 million to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

In 2002, we recognized charges of US$ 166 million related to workforce reductions and charges of US$ 38 million related to lease terminations and other exit costs associated with the 2001 program. These costs are included in other income (expense), net. Based on changes in our original estimate, a US$ 21 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. The effect of translating local currencies into U.S. dollars for reporting purposes resulted in a US$ 24 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. Termination benefits of US$ 149 million were paid to approximately 4,000 employees and US$ 29 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2002, accrued liabilities included US$ 94 million for termination benefits and US$ 52 million for lease terminations and other exit costs. The 2001 program was substantially completed during 2002 and the remaining liability will be paid through 2003.

As a result of the 2001 program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. We recorded US$ 18 million in 2002 to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

Step change program

In October 2002, we announced the Step change program. We estimate that the restructuring cost under the program will be approximately US$ 300 million and US$ 200 million, in 2003 and 2004, respectively. The goals of the program are to increase competitiveness of our core businesses, reduce overhead costs and streamline operations by approximately US$ 800 million on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

In 2002, related to the Step change program, we recognized restructuring charges of US$ 51 million related to workforce reductions and US$ 26 million related to lease terminations and other exit costs associated with the restructuring program. These costs are included in other income (expense), net. Termination benefits of US$ 13 million were paid to approximately 200 employees and US$ 1 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2002, accrued liabilities included US$ 38 million for termination benefits and US$ 25 million for lease terminations and other exit costs.

As a result of the Step change program, certain assets have been identified as impaired or will no longer be used in continuing operations. We recorded US$2 million to write down these assets to fair value. These costs are included in other income (expense), net.

	2001 program	Step change	Other	Total
Year ended December 31, 2002 (US$ in millions)				
Restructuring charge for workforce reduction	166	51	–	**217**
Restructuring charge for lease terminations and other	38	26	–	**64**
Write-down cost	18	2	–	**20**
Change in estimate	(21)	–	(9)	**(30)**
Total restructuring charges and related asset write-downs	**201**	**79**	**(9)**	**271**
Total cash payments during the year	**178**	**14**	**–**	**192**
Total accrued liabilities at the end of the year	**146**	**63**	**–**	**209**
Year ended December 31, 2001 (US$ in millions)				
Restructuring charge for workforce reduction	109	–	–	**109**
Restructuring charge for lease terminations and other	71	–	–	**71**
Write-down cost	41	–	–	**41**
Change in estimate	–	–	–	**–**
Total restructuring charges and related asset write-downs	**221**	**–**	**–**	**221**
Total cash payments during the year	**63**	**–**	**–**	**63**
Total accrued liabilities at the end of the year	**117**	**–**	**–**	**117**

Acquisitions, investments and divestitures

Acquisitions and investments

In 2002, 2001 and 2000, we paid aggregate consideration of US$154 million, US$597 million and US$896 million, respectively, related to acquisitions and investments in joint ventures and affiliated companies completed in those years. Payments made net of cash acquired were US$144 million, US$578 million and US$893 million in 2002, 2001 and 2000, respectively.

In 2002, we made no significant acquisitions. We increased our investment in a small number of companies in which we had a controlling interest, and we acquired an Italian small-ticket leasing business from Xerox (which was later sold as part of Structured Finance).

In June 2001, we completed the acquisition of Entrelec Group, a France-based supplier of automation and control products, for total aggregate consideration of US$284 million. The acquisition of Entrelec, which had operations in 17 countries, diversified our product range and expanded our customer base in high growth markets.

In June 2000, we acquired for aggregate consideration of US$130 million the oil and gas service activities of Umoe ASA, a Norwegian service company in the oil and gas industry, to support our further growth in that market.

In June 2000, we entered into a share subscription agreement to acquire a 42 percent interest in b-business partners B.V. Pursuant to the terms of the agreement, we committed to invest a total of US$278 million, of which US$69 million was paid in 2000 and US$134 million was paid during the first half of 2001. In December 2001, Investor AB acquired 90 percent of our investment and capital commitments for approximately book value, or the equivalent of US$166 million in cash. After this initial transaction, b-business partners B.V. repurchased 50 percent of its outstanding shares, which resulted in a return of capital to us of US$10 million. After these transactions, we retain a 4 percent investment in b-business partners B.V. and we are committed to provide additional capital to b-business partners B.V. of approximately US$4 million (a euro-denominated commitment that may fluctuate with exchange rates). Further, b-business partners B.V. retains a put right to cause us to repurchase 150,000 shares of b-business partners B.V. at a cost of approximately US$16 million (a euro-denominated commitment that may fluctuate with exchange rates). The 2001 transactions are reflected in our Consolidated Statements of Cash Flows and included in the aggregate total amounts of investments (US$578 million net of cash acquired) and divestment (US$283 million net of cash disposed).

Divestitures

In 2002, 2001 and 2000, we received aggregate cash consideration of US$2,545 million, US$283 million and US$1,963 million, respectively, from dispositions and recognized net gains (losses) of US$(96) million, US$34 million and US$931 million, respectively. The material dispositions are described below. Cash received from sales of businesses, net of cash disposed, was US$2,509 million, US$283 million and US$1,499 million in 2002, 2001 and 2000, respectively.

In November 2002, we sold to GE Commercial Finance most of our Structured Finance business, which included our global infrastructure financing, equipment leasing and financing businesses. We received cash proceeds of US$2,000 million (including a contingent payment of US$ 20 million to be released to us in the future based on amounts ultimately collected by GE Commercial Finance) and transferred US$578 million of debt to GE Commercial Finance. GE Commercial Finance has the option to require us to repurchase certain designated assets upon the occurrence of certain events. We recognized a loss of approximately US$190 million within the income (loss) from discontinued operations, net of tax, of which approximately US$146 million relates to the loss on disposal (the difference of US$44 million is attributable to the operational result, amounts for interest expense, taxes, minority interest and other items).

In December 2002, we completed the sale of our Metering business, consisting of water and electricity metering, to Ruhrgas Industries GmbH for cash proceeds of US$223 million. We recognized a loss on disposal of US$48 million (including a goodwill write-off of US$65 million) which is included in the total loss of US$54 million within the income (loss) from discontinued operations, net of tax (the difference of US$6 million is attributable to the operational result, amounts for interest expense, taxes, minority interest and other items). Also, we disposed of a number of smaller businesses for cash proceeds of US$209 million and recognized an aggregate net gain of US$24 million.

In January 2002, we disposed of our Air Handling business for cash proceeds of US$113 million (the sales price of US$147 million included a vendor note of US$34 million issued by the purchaser) to Global Air Movement (Luxembourg) SARL and recognized a gain in other income (expense), net of US$74 million.

In 2000, we disposed of our Power Generation segment, which included our investment in the ABB ALSTOM POWER joint venture and our Nuclear technology business. We received cash proceeds of US$1,197 million from ALSTOM in exchange for our joint venture interest and recognized a gain of US$734 million (US$713 million, net of tax). We also received proceeds of US$485 million from the sale of the Nuclear technology business and recognized a gain of US$55 million (US$17 million, net of tax). The net gain from the sale of the Nuclear technology business reflects a US$300 million provision for environmental remediation. The gains were also offset by operating losses associated with these businesses. Our Consolidated Financial Statements reflect our former Power Generation segment as discontinued operations.

For a discussion of our commitments and retained liabilities relating to the above divested business, see "Contractual obligations and commercial commitments" and "Contingencies and retained liabilities".

We have announced our intention to divest a number of businesses, including nearly all of the Oil, Gas and Petrochemicals division, Building Systems, the aircraft leasing business (which was sold as of March 31, 2003), ABB Export Bank, our 35 percent stake in Swedish Export Credit Corporation and other equity ventures participations.

Summary financial data

The following table shows the amount and percentage of ABB Group revenues derived from each of our business divisions (see Note 25 to our Consolidated Financial Statements):

	Revenues Year ended December 31,			Percentage of revenues Year ended December 31,		
	2002	2001	2000	2002	2001	2000
		(US$ in millions)			(in %)	
Utilities	**4,826**	**5,634**	**5,460**	**20.6**	**22.5**	**22.0**
Industries	**4,412**	**4,995**	**5,443**	**18.9**	**19.9**	**22.0**
Power Technology Products	**4,355**	**3,961**	**3,587**	**18.7**	**15.8**	**14.5**
Automation Technology Products	**5,035**	**4,756**	**4,671**	**21.6**	**19.0**	**18.9**
Non-Core Activities						
Insurance	657	956	805	n/a	n/a	n/a
Equity Ventures	21	35	41	n/a	n/a	n/a
Structured Finance	92	133	126	n/a	n/a	n/a
Building Systems	2,372	2,568	2,506	n/a	n/a	n/a
New Ventures	132	113	108	n/a	n/a	n/a
Other Non-Core Activities	912	1,325	1,236	n/a	n/a	n/a
Non-Core Activities Subtotal	**4,186**	**5,130**	**4,822**	**17.9**	**20.4**	**19.5**
Corporate/Other	**527**	**612**	**780**	**2.3**	**2.4**	**3.1**
Subtotal	**23,341**	**25,088**	**24,763**	**100.0**	**100.0**	**100.0**
Consolidation effect and eliminations	**(5,046)**	**(5,706)**	**(5,408)**			
Consolidated revenues	**18,295**	**19,382**	**19,355**			

We conduct business in approximately 100 countries around the world. The following table shows the amount and percentage of our consolidated revenues derived from each geographic region (based on the location of the customer) in which we operate:

	Revenues Year ended December 31,			Percentage of revenues Year ended December 31,		
	2002	2001	2000	2002	2001	2000
		(US$ in millions)			(in %)	
Europe	10,265	10,852	12,104	56.2	55.9	62.6
The Americas	4,101	4,863	4,673	22.4	25.1	24.1
Asia	2,603	2,435	1,741	14.2	12.6	9.0
Middle East and Africa	1,326	1,232	837	7.2	6.4	4.3
Total	**18,295**	**19,382**	**19,355**	**100.0**	**100.0**	**100.0**

Factors affecting comparability

Exchange rates

We report our financial results in U.S. dollars. A significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies due to our global operations. As a consequence, movements in exchange rates affect:

- our profitability,
- the comparability of our results between periods, and
- the carrying value of our assets and liabilities.

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could adversely affect our profitability.

We must translate non-U.S. dollar denominated results of operations, assets and liabilities to U.S. dollars in our Consolidated Financial Statements. Balance sheet items are translated to U.S. dollars using year-end exchange rates and income statement and cash flow items are translated using average exchange rates during the relevant period. As a consequence, increases and decreases in the value of the U.S. dollar versus other currencies will affect our reported results of operations and the value of our assets and liabilities in our Consolidated Balance Sheet, even if our results of operations or the value of those assets and liabilities have not changed when denominated in their original currency. These translations could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets, liabilities and stockholders' equity.

The cash flow is calculated using the average exchange rates and the balance sheet items are calculated using the year-end exchange rates. The effect of these exchange differences resulted in an increase of US$ 141 million, and decreases of US$ 72 million and US$ 84 million, in 2002, 2001 and 2000, respectively, to our total cash flow.

Because fluctuations in exchange rates affect the comparability of our results between periods, the discussion of our results of operations below provides, when relevant, information with respect to orders, revenues and earnings before interest and taxes as reported in local currencies.

In 2002, the Euro reversed the development of 2001 and strengthened against the U.S. dollar, reaching an exchange rate of 1.05 at the end of 2002, with a deterioration in the first quarter being offset by a second quarter recovery and then a period of stability prior to further appreciation in December 2002. The average exchange rate for the year was 0.94. The Swiss franc also appreciated versus the U.S. dollar, reaching 0.72 at the end of 2002, it had a similar development to the Euro with deterioration in the first quarter being offset by a second quarter recovery and then a period of stability prior to further appreciation in December 2002. The average Swiss franc exchange rate for 2002 was 0.64.

In 2001, the Euro weakened against the U.S. dollar, reaching an exchange rate of 0.88 at the end of 2001, with the deterioration in the first half recovering in part in the second half of 2001. The average exchange rate for the year was 0.89. The Swiss franc also declined versus the U.S. dollar in the first half of 2001, reaching a low of 0.55 in May and June 2001, with a recovery in the fourth quarter of 2001 to reach an exchange rate of 0.62. However, the Swiss franc declined slightly, closing the year at 0.59. The average Swiss franc exchange rate for 2001 was 0.59. In 2000, the Euro weakened against the U.S. dollar from its opening level of 1.00 to a closing exchange rate of 0.93. The average exchange rate for 2000 was also 0.93. The Swiss franc also declined versus the U.S. dollar in 2000, from an opening level of 0.63 to a year-end closing exchange rate of 0.61.

"Pull-through products"

We evaluate the performance of our divisions based upon earnings before interest and taxes (EBIT), which excludes interest and dividend income, interest expense, provision for taxes, minority interest and income (loss) from discontinued operations, net of tax. We also measure each division's revenues considering both third-party customer sales as well as inter-divisional sales.

In mid-2001 we replaced our former business segments with business divisions structured along customer groups. Our product divisions (Power Technology Products and Automation Technology Products divisions) served our end-user divisions (Utilities and Industries) as well as wholesalers, distributors, original equipment manufacturers and system integrators that are referred to as "external channel partners". Under this new divisional structure, sales made by the end-user divisions of products manufactured by the product divisions (which we call "pull-through sales") were attributed to the end-user divisions. The internal sales made by a product division to an end-user division were reflected in the results of each product division and were eliminated in our consolidated results.

In order to present divisional information on a comparable basis for all years presented, we estimated the amount of pull-through sales and the related EBIT that would have resulted from sales by the product divisions to the end-user divisions under the new divisional structure in 2000 and 2001. Our divisional results reflect actual pull-through sales and EBIT during 2002. Because our estimates of total year pull-through sales in 2001 were higher than the actual amount of pull-through sales reported in 2002, there are several instances in which a division's orders and revenues will appear to have decreased in 2002 as compared to 2001. There is no impact on our reported consolidated third-party revenues or EBIT related to these pull-through sales, as these pull-through sales and related EBIT are eliminated in the consolidation process.

Orders

We book an order when a binding contractual agreement has been concluded with the customer covering, at a minimum, the price and the scope of products or services to be supplied. Approximately 6 percent of our total orders booked in 2002 were "large orders", which we define as orders from third parties involving at least US$ 15 million worth of products or systems. Portions of our business, particularly in our Utilities and Industries divisions, involve orders related to long-term projects which can take many months or even years to complete. Revenues related to these large orders are typically recognized on a percentage of completion basis over a period, ranging from several months to several years.

The level of orders can fluctuate from year to year. Arrangements included in particular orders can be complex and non-recurring. Although large orders are more likely to result in revenues in future periods, the level of large orders, and orders generally, cannot be used to predict accurately future revenues or operating performance. Orders that are placed can be cancelled, delayed or modified by the customer. These actions can have the effect of reducing or eliminating the level of expected revenues or delaying the realization of revenues. The Utilities and the Industries divisions' total orders contained approximately 12 percent and 9 percent, respectively, of large orders in 2002.

Percentage of completion accounting
When we undertake a long-term, fixed price project, we recognize costs, revenues and profit margin from that project in each period based on the percentage of the project completed. Profit margin is based on our estimate of the amount by which total contract revenues will exceed total contract costs at completion. The nature of this accounting method is such that refinements of the estimating process for changing conditions and new developments are continuous. Accordingly, as work progresses or as change orders are approved and estimates are revised, contract margins may be increased or reduced. Expected losses on loss contracts are recognized in full immediately.

In an effort to reduce the amount of risk associated with fixed price contracts we have shifted our focus to reimbursable contracts, in which we charge our customers the sum of our materials, production, logistics, administrative and financial costs, together with a negotiated operating profit margin. Additionally, we expect the planned disposal of the Oil, Gas and Petrochemicals division to further reduce our exposure to risk from long-term fixed price contracts.

Analysis of results of operations

Consolidated

Year ended December 31, 2002 compared with year ended December 31, 2001

Orders
Orders for the ABB Group (excluding discontinued operations) decreased US$ 1,560 million, or 8 percent, to US$ 18,112 million in 2002 from US$ 19,672 million in 2001. As reported in local currencies, orders declined by 10 percent in 2002 compared to 2001. The level of orders in 2002 compared to 2001 increased in the Automation Technologies division, Power Technologies division and Industries division (after excluding the "pull-through effect"), but this increase was more than offset by reductions within the Utilities division and Non-Core Activities.

Revenues
Revenues for the ABB Group decreased by US$ 1,087 million, or 6 percent, to US$ 18,295 million in 2002 from US$ 19,382 million in 2001. As reported in local currencies, revenues decreased 8 percent in 2002 compared to 2001. This reflects the effect of translating revenues generated in local currencies into the U.S. dollar, which weakened against most of our local currencies. This decrease in revenues on a consolidated basis was primarily within Non-Core Activities.

Utilities division revenues decreased by US$ 808 million, or 14 percent, in 2002 compared to 2001 (a 15 percent decrease as reported in local currencies). The decrease in revenues was primarily due to a reduction in revenues from "pull-through" sales, or sales of pull-through volumes; excluding this effect, revenues were flat.

Industries division revenues decreased by US$ 583 million, or 12 percent, in 2002 compared to 2001 (a 14 percent decrease as reported in local currencies). The decrease in revenues was also primarily due to a reduction in pull-through volumes; excluding this effect, revenues were flat.

Power Technology Products division revenues increased by US$ 394 million, or 10 percent, in 2002 compared to 2001 (a 9 percent increase as reported in local currencies), primarily due to increases in the High-Voltage Technology and Power Transformers business areas and a modest increase in the Medium-Voltage business area.

Automation Technology Products division revenues increased by US$ 279 million, or 6 percent, in 2002 compared to 2001 (a 3 percent increase as reported in local currencies), primarily reflecting growth in the Robotics business area.

Non-Core Activities revenues decreased by US$ 944 million, or 18 percent, in 2002 compared to 2001 (a 22 percent decrease as reported in local currencies). This decrease resulted from the cessation of certain reinsurance activities within the Insurance business area, the sale of the Air Handling business in January 2002, market downturns within the Building Systems business area and the strategic reduction of our presence in some of the markets of the Logistic Systems and Customer Service business areas.

A more detailed discussion of the results of our individual divisions follows in the "Business Divisions" section.

Cost of sales

Cost of sales for the ABB Group decreased by US$ 1,108 million, or 7 percent, to US$ 13,769 million in 2002 from US$ 14,877 million in 2001. As a percentage of revenues, cost of sales decreased from 77 percent in 2001 to 75 percent in 2002. The decrease was primarily attributable to improvements within Power Technology Products and Automation Technology Products divisions and the non-recurrence of a number of costs from 2001 within Non-Core Activities. In 2001 within Non-Core Activities, as a result of a change in the accounting estimate for reinsurance reserves, a US$ 295 million non-cash charge was booked, along with a charge for US$ 138 million in underwriting losses, to the Insurance business area. Additionally, we recorded costs and provisions related to alternative energy projects of US$ 55 million in the New Ventures business area in 2001. The non-recurrence of these costs in 2002 in Non-Core Activities has been partly offset by project write-downs, closure and restructuring costs within the Building Systems business area. The Utilities division cost of sales deteriorated due to the execution of low-margin systems projects taken before 2001 in the Power Systems business area. We have adopted a selective bidding approach within the Utilities division aimed at reducing project risks and securing better margins.

Our cost of sales consists primarily of labor, raw materials and related components. Cost of sales also includes provisions for warranty claims, contract losses and project penalties, as well as order-related development expenses related to projects for which we have recognized corresponding revenues. Order-related development expenditures amounted to US$ 249 million and US$ 405 million in 2002 and 2001, respectively. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract, and then reflected in cost of sales at the time revenue is recognized.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$ 40 million, or 1 percent, to US$ 4,033 million in 2002 from US$ 3,993 million in 2001. As reported in local currencies, selling, general and administrative expenses decreased 2 percent in 2002 compared to 2001. Improvements in selling, general and administrative expenses were the result of the continuing group-wide cost reduction and efficiency improvement initiatives from 2001 and the recovery of payments from two former chief executive officers. These improvements were slightly offset by the group-wide integration costs of group processes along with a reduction in the rate of capitalization of internally developed software. As a percentage of revenues, selling, general and administrative expenses increased to 22 percent in 2002 from 21 percent in 2001. Non-order related research and development costs, which are included in selling, general and administrative expenses, were US$ 550 million and US$ 593 million in 2002 and 2001, respectively. For the year 2002, the Automation Technology Products and Power Technology Products divisions incurred non-order related research and development costs of US$ 219 million and US$ 119 million, respectively. The remaining costs were shared among the other divisions.

Amortization expense

Amortization expense decreased by US$ 154 million, or 79 percent, to US$ 41 million in 2002 from US$ 195 million in 2001. This decrease reflects the implementation of SFAS 142, pursuant to which we ceased to amortize goodwill arising from acquisitions, with effect from January 1, 2002. The expense in 2002 primarily reflects the amortization of intellectual property related to the 1999 acquisition of Elsag Bailey Process Automation N.V.

Other income (expense), net

Other income (expense), net, typically consists of: our share of income or loss on investments, principally from our Equity Ventures business area; gains or losses from sales of businesses, investments and property, plant and equipment; license income; and restructuring charges. Other income (expense), net, improved by US$ 102 million, or 64 percent, to an expense of

US$ 58 million in 2002 from an expense of US$ 160 million in 2001. The increase in capital gains to US$ 119 million in 2002 from US$ 56 million in 2001 primarily reflected the gain on the sale of our Air Handling business in January 2002. In addition income from equity accounted companies, license income and other increased to US$ 177 million in 2002 from US$ 95 million in 2001 (primarily related to our investment in the Swedish Export Credit Corporation). Amounts in 2001 from our investment in the Swedish Export Credit Corporation were restated as described in Note 13 to the Consolidated Financial Statements. These increases were partly offset by the combined effects of the increase in restructuring expenses to US$ 261 million in 2002 from US$ 220 million in 2001 and the increase in asset write-downs of both tangible and intangible assets to US$ 93 million in 2002 from US$ 91 million in 2001.

Earnings before interest and taxes

Earnings before interest and taxes, or operating income, increased US$ 237 million, or 151 percent, to US$ 394 million in 2002 from US$ 157 million in 2001. As reported in local currencies, earnings before interest and taxes improved by 143 percent in 2002 when compared to 2001. The increase is primarily attributable to the lower cost of sales percentage, the cessation of goodwill amortization in 2002 and higher income from equity accounted companies. As a percentage of revenues, earnings before interest and taxes increased from 1 percent in 2001 to 2 percent in 2002.

Net interest and other finance expense

Net interest and other finance expense consists of interest and dividend income offset by interest and other finance expense. In 2002 the benefit from the gain on the convertible bond and lower market interest rates were partially offset by higher financing costs and the unfavorable impact of our lower credit ratings. Net interest and other finance expense decreased by US$ 80 million, or 36 percent, to an expense of US$ 143 million in 2002 from an expense of US$ 223 million in 2001.

Interest and dividend income decreased by US$ 188 million, or 49 percent, to US$ 193 million in 2002 from US$ 381 million in 2001, among other things, due to the sale of trading securities following the cessation of proprietary trading in Treasury Centers and the reduction in market interest rates.

Interest and other finance expense decreased by US$ 268 million, or 44 percent, to US$ 336 million in 2002 from US$ 604 million in 2001, primarily the result of a reduction in total borrowings and the recognition of income of US$ 215 million related to the recognition of the fair value of an embedded derivative contained in the convertible bonds that we issued in May 2002. This unrealized gain resulted from the application of Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities,* which required us to mark to market the value of the equity conversion option in the bonds. The value of this option will fluctuate inversely to our share price and will be reflected in future annual earnings. See "Financial position" for a more detailed discussion of the application of SFAS 133 to our bonds. These gains within interest and other finance expense were partially offset by costs of US$ 99 million associated with our debt refinancing.

Provision for taxes

Provision for taxes increased by US$ 20 million, or 32 percent, to US$ 83 million in 2002 from US$ 63 million in 2001. The increase in the provision reflects primarily the increase in income from continuing operations before taxes and minority interest. As a percentage of income from continuing operations before taxes and minority interest, the effective tax rate was 33.1 percent in 2002 compared to 95.5 percent in 2001. The higher effective rate in 2001 reflects the inclusion of the US$ 295 million provision for our reinsurance business located in a low tax jurisdiction. The tax rate applicable for income from continuing operations without the insurance provision would have been 29.2 percent in 2001. We generally conduct our tax planning activities to achieve a tax structure for ABB that provides for an effective tax rate of approximately 30 percent on our operations.

Income (loss) from continuing operations

Income (loss) from continuing operations increased by US$ 262 million to an income of US$ 97 million in 2002 from a loss of US$ 165 million in 2001. The increase reflects the impact of the items discussed above.

Income (loss) from discontinued operations, net of tax

Loss from discontinued operations, net of tax, increased by US$ 379 million to US$ 880 million in 2002 from US$ 501 million in 2001. Taxes on discontinued operations increased by US$ 33 million to an expense of US$ 72 million in 2002 from an expense of US$ 39 million in 2001. This net loss reflects losses on the following divestments, planned divestments and discontinuations.

Discontinued operations	2002	2001	2000
Year ended December 31,		($ in millions)	
Oil, Gas and Petrochemicals	(121)	8	105
Structured Finance	(190)	8	(7)
Metering	(54)	14	19
Combustion Engineering	(420)	(470)	(70)
Power Generation	–	–	638
Other divested businesses	(20)	(7)	(4)
Abandoned businesses/Other	(75)	(54)	(4)
Income (loss) from discontinued operations, net of tax	(880)	(501)	677

A detailed discussion of the results of the significant discontinued businesses follows in the "Business divisions" section.

Net income (loss)

As a result of the loss from discontinued operations, net of tax, discussed above, net loss increased by US$54 million, or 7 percent, to US$783 million in 2002 from US$729 million in 2001.

Earnings (loss) per share

Basic earnings (loss) per share was a loss per share of US$0.70 in 2002 compared to a loss per share of US$0.64 in 2001, largely resulting from the factors mentioned above which negatively impacted net income. Basic loss per share from discontinued operations was US$0.79 in 2002 compared to a loss per share of US$0.43 in 2001. Basic earnings (loss) per share from continuing operations was earnings per share of US$0.09 in 2002 compared to a loss per share of US$0.15 in 2001, primarily as a result of the improvement in cost of sales and the cessation of goodwill amortization.

In the full year 2002 period, the potential common shares from the convertible bonds were included in the computation of diluted earnings (loss) per share. The diluted earnings (loss) per share was a loss per share of US$0.83 in 2002 compared to a loss per share of US$0.64 in 2001, largely resulting from the factors mentioned above which negatively impacted net income. Diluted loss per share from discontinued operations was US$0.75 in 2002 compared to diluted loss per share from discontinued operations of US$0.43 in 2001, reflecting the increase in the loss from discontinued operations discussed above. Diluted earnings (loss) per share from continuing operations improved to a loss of US$0.08 per share in 2002 from a loss per share of US$0.15 in 2001, primarily a result of the improvement in cost of sales and the cessation of goodwill amortization.

Year ended December 31, 2001 compared with year ended December 31, 2000

Orders

Orders for the ABB Group (excluding discontinued operations) decreased US$1,236 million, or 6 percent, to US$19,672 million in 2001 from US$20,908 million in 2000. As reported in local currencies, orders declined by 1 percent in 2001 compared to 2000. The level of orders in 2001 compared to 2000 increased in the Power Technologies division and Utilities division with decreases in the other divisions.

Revenues

Revenues for the ABB Group increased by US$27 million to US$19,382 million in 2001 from US$19,355 million in 2000. As reported in local currencies, revenues increased 5 percent in 2001 compared to 2000. This reflects the significant effect of translating revenues generated in local currencies into the U.S. dollar, which strengthened against most of our local currencies.

Utilities division revenues increased by US$174 million, or 3 percent, in 2001 compared to 2000 (a 7 percent increase as reported in local currencies). Revenues increased in all business areas except Utility Services.

Industries division revenues decreased by US$448 million, or 8 percent, in 2001 compared to 2000 (a 4 percent decrease as reported in local currencies). The reduction in the Automotive and Manufacturing business area as a result of the global economic slowdown in the automotive industry was partly offset by an increase in the Marine and Turbocharging and Petroleum, Chemical and Life Sciences business areas.

Power Technology Products division revenues increased by US$374 million, or 10 percent, in 2001 compared to 2000 (a 16 percent increase as reported in local currencies). Revenues increased in most of the business areas, with our High-Voltage Products business area being the main contributor to the revenue increase.

Automation Technology Products division revenues increased by US$85 million, or 2 percent, in 2001 compared to 2000 (a 7 percent increase as reported in local currencies). Revenue growth was strongest in our Drives and Power Electronics business area, offset in part by a decline in our Robotics business area.

Non-Core Activities revenues increased by US$308 million, or 6 percent, in 2001 compared to 2000 (a 12 percent increase as reported in local currencies). This increase primarily reflected improved revenues from our Insurance business area.

A more detailed discussion of the individual divisions follows in the "Business divisions" section.

Cost of sales

Cost of sales for the ABB Group increased by US$679 million, or 5 percent, to US$14,877 million in 2001 from US$14,198 million in 2000. As a percentage of revenues, cost of sales increased from 73 percent in 2000 to 77 percent in 2001. The increase in the cost of sales as a percentage of revenues was primarily attributable to Non-Core Activities, in particular a US$295 million non-cash charge from a change in accounting estimate for reinsurance reserves within business area Insurance. Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts changed and could no longer be reliably determined at December 31, 2001. Therefore, we have not discounted our loss reserves, resulting in a charge to losses and loss adjustment expenses in 2001 of US$295 million. In addition, our Insurance business area also recorded provisions for US$138 million in underwriting losses, including US$48 million in provisions for expected claims arising from the events of September 11, 2001. Additionally, there were costs and provisions for alternative energy projects of US$55 million in the New Ventures business area. Order-related development expenditures amounted to US$405 million and US$555 million, in 2001 and 2000, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by US$62 million, or 2 percent, to US$3,993 million in 2001 from US$4,055 million in 2000. The decrease reflects group-wide cost reduction and efficiency improvement initiatives. As a percentage of revenues, selling, general and administrative expenses remained flat at 21 percent. Non-order related research and development costs are mostly included in selling, general and administrative expenses, and were US$593 million in 2001 and US$660 million in 2000.

Amortization expense

Amortization expense increased by US$5 million, or 3 percent, to US$195 million in 2001 from US$190 million in 2000, attributable to slightly higher amortization of purchased goodwill and intangibles, in particular from the acquisition of Entrelec Group in June 2001. In accordance with SFAS 142 goodwill is no longer amortized as of January 1, 2002.

Other income (expense), net

Other income (expense), net, deteriorated by US$421 million, to an expense of US$160 million in 2001 from an income of US$261 million in 2000. The change was primarily related to the benefit in 2000 of US$434 million from capital gains, which was not repeated, as against US$56 million in 2001. The significant capital gains in 2000 primarily resulted from the sale of non-core property and businesses. Restructuring expenses increased by US$28 million to US$220 million in 2001 from US$192 million in 2000. Also included were asset write-downs of both tangible and intangible assets (US$91 million in 2001, US$17 million in 2000), and income from equity accounted companies, license income and other of US$95 million in 2001 and US$36 million in 2000 (the income from equity accounted companies was affected by the restatement of an equity investment as referred to in Note 13 to the Consolidated Financial Statements).

Earnings before interest and taxes

Earnings before interest and taxes, or operating income, decreased US$1,016 million, or 87 percent, to US$157 million in 2001 from US$1,173 million in 2000. As reported in local currencies, earnings before interest and taxes declined by 83 percent in 2001 compared to 2000. The decrease is primarily attributable to the higher cost of sales in 2001, and the significantly lower capital gains recorded in 2001 compared to 2000. When adjusted for capital gains of US$56 million in 2001 and US$434 million in 2000, operating income decreased by 86 percent in 2001 compared to 2000. As a percentage of revenues, reported operating income decreased from 6 percent in 2000 to 1 percent in 2001.

Net interest and other finance expense
Net interest and other finance expense consists of interest and dividend income, and interest and other finance expense. Net interest and other finance expense increased by US$156 million to an expense of US$223 million in 2001 from an expense of US$67 million in 2000. Interest and dividend income decreased by US$6 million, or 2 percent, to US$381 million in 2001 from US$387 million in 2000 due to a nominal reduction in interest earning marketable securities. Interest and other finance expense increased by US$150 million, or 33 percent, to US$604 million in 2001 from US$454 million in 2000. This increase was primarily affected by a higher net debt position, which arose to fund our share repurchases in 2001, as well as costs associated with the listing of our shares in the United States and costs to hedge our management incentive plan. See Note 21 to the Consolidated Financial Statements. Interest expense reflects fluctuations, which may be substantial, in the level of borrowings throughout the year as required by the operating needs of our business.

Provision for taxes
Provision for taxes decreased by US$237 million, or 79 percent, to US$63 million in 2001 from US$300 million in 2000. The decrease in the provision reflects primarily the reduction in income from continuing operations before taxes and minority interests, which declined from an income of US$1,106 million in 2000 to a loss of US$66 million in 2001. As a percentage of income from continuing operations before taxes and minority interest, the development to a tax rate of (95.5) percent in 2001 compared to 27.1 percent in 2000. The higher effective rate reflects the inclusion of the provision for our reinsurance business located in a low tax jurisdiction. The tax rate applicable for income from continuing operations without the insurance provision would have been 29.2 percent. We generally conduct our tax planning activities to achieve a tax structure for ABB that provides for an effective tax rate of approximately 30 percent on our operations. For further information see Note 18 to the Consolidated Financial Statements.

Income (loss) from continuing operations
Income (loss) from continuing operations decreased by US$931 million to a loss of US$165 million in 2001 from an income of US$766 million in 2000. The decrease reflects the impact of the items discussed above.

Income (loss) from discontinued operations, net of tax
Loss from discontinued operations, net of tax, was US$501 million in 2001, compared to an income, net of tax, of US$677 million in 2000. Taxes on discontinued operations decreased by US$89 million to an expense of US$39 million in 2001 from an expense of US$128 million in 2000. The net loss from discontinued operations reflects the significant reduction in gains from the sale of discontinued operations and an additional provision taken for the asbestos liabilities relating to our discontinued Power Generation segment. In 2000, we recorded gains of US$730 million on the sale of our interest in the ABB ALSTOM POWER joint venture and our Nuclear technology business, which were not repeated in 2001. During 2001, we experienced a substantial increase in the level of new asbestos claims as well as an increase in settlement costs per claim. In light of this, we recorded a charge of US$470 million. See "Contingencies and retained liabilities."

Net income (loss)
As a result of the factors discussed above, net income decreased to a loss of US$729 million in 2001 from an income of US$1,443 million in 2000. The net loss in 2001 primarily reflects the significantly lower level of gains from sales of businesses, including discontinued business, and higher cost of sales, which includes the non-cash charge related to our reinsurance business. We also recorded a one-time after tax charge of US$63 million, due to the cumulative effect of the change in accounting principles upon adoption of the Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities.*

Earnings (loss) per share
Basic and diluted earnings (loss) per share was a loss per share of US$0.64 in 2001 compared to an income per share of US$1.22 in 2000, largely resulting from the factors mentioned above which negatively impacted net income. Basic and diluted loss per share from discontinued operations were US$0.43 in 2001 compared to earnings per share of US$0.57 in 2000, reflecting the loss from discontinued operations discussed above as opposed to a gain in 2000. Basic and diluted earnings (loss) per share from continuing operations decreased to a loss of US$0.15 in 2001 from earnings of US$0.65 per share in 2000, primarily as a result of the decreases in the gross margin and capital gains and a higher interest expense in 2001.

Business divisions

Overview

In April 2002, we merged our Process Industries division and our Manufacturing and Consumer Industries division to form a new Industries division. Segment data are presented below to reflect this change and prior period data have been restated accordingly.

In order to streamline our structure and improve operational performance, we have, as of January 1, 2003, put in place two divisions: Power Technologies, which combines the Power Technology Products and Utilities divisions; and Automation Technologies, which combines the Automation Technology Products and Industries divisions. The discussion of our results of operations by business division set forth below is based on our reporting structure in fiscal year 2002 and does not reflect this new division reporting.

Revenues, earnings before interest and taxes (or operating income) and operating margins from continuing operations by division for the fiscal years 2002, 2001 and 2000 and net operating assets as of December 31, 2002, 2001 and 2000 are as follows (see Note 25 to the Consolidated Financial Statements):

	Revenues Year ended December 31,			Net operating assets December 31,		
	2002	**2001**	**2000**	**2002**	**2001**	**2000**
		(US$ in millions)			(US$ in millions)	
Utilities	**4,826**	**5,634**	**5,460**	**992**	**790**	**755**
Industries	**4,412**	**4,995**	**5,443**	**1,129**	**924**	**829**
Power Technology Products	**4,355**	**3,961**	**3,587**	**1,389**	**1,283**	**1,302**
Automation Technology Products	**5,035**	**4,756**	**4,671**	**2,278**	**2,287**	**2,436**
Non-Core Activities						
Insurance	657	956	805	1,397	1,093	912
Equity Ventures	21	35	41	1,096	1,160	556
Structured Finance	92	133	126	1,346	1,789	1,309
Building Systems	2,372	2,568	2,506	68	(23)	57
New Ventures	132	113	108	308	262	60
Other Non-Core Activities	912	1,325	1,236	(456)	(795)	583
Non-Core Activities subtotal	**4,186**	**5,130**	**4,822**	**3,759**	**3,486**	**3,477**
Corporate/Other	**527**	**612**	**780**	**9,344**	**7,320**	**5,335**
Consolidation effect and eliminations	**(5,046)**	**(5,706)**	**(5,408)**	**(7,633)**	**(5,346)**	**(2,567)**
Consolidated figures	**18,295**	**19,382**	**19,355**	**11,258**	**10,744**	**11,567**

	Earnings before interest and taxes Year ended December 31,			Operating margins Year ended December 31,		
	2002	**2001**	**2000**	**2002**	**2001**	**2000**
		(US$ in millions)			(in %)	
Utilities	**75**	**158**	**251**	**1.6**	**2.8**	**4.6**
Industries	**145**	**151**	**197**	**3.3**	**3.0**	**3.6**
Power Technology Products	**353**	**234**	**244**	**8.1**	**5.9**	**6.8**
Automation Technology Products	**373**	**364**	**445**	**7.4**	**7.7**	**9.5**
Non-Core Activities						
Insurance	40	(342)	98	n/a	n/a	n/a
Equity Ventures	38	76	70	n/a	n/a	n/a
Structured Finance	116	27	47	n/a	n/a	n/a
Building Systems	(114)	20	57	n/a	n/a	n/a
New Ventures	(68)	(167)	(12)	n/a	n/a	n/a
Other Non-Core Activities	(171)	(66)	(43)	n/a	n/a	n/a
Non-Core Activities subtotal	**(159)**	**(452)**	**217**	**(3.8)**	**(8.8)**	**4.5**
Corporate/Other	**(317)**	**(165)**	**(135)**	**n/a**	**n/a**	**n/a**
Consolidation effect and eliminations	**(76)**	**(133)**	**(46)**	**n/a**	**n/a**	**n/a**
Consolidated operating income/margins	**394**	**157**	**1,173**	**2.2**	**0.8**	**6.1**

Division costs

Cost of sales and selling, general and administrative expenses comprise the most significant part of operating expenses for all divisions. Cost of sales includes costs related to the sale of products and services, which comprise, among other things, the cost of raw materials, components, order-related research and development and procurement costs. Selling, general and administrative expenses include the overhead related to the sales force and all costs related to general management, human resources, financial control, corporate finance and non-order related research and development.

Selling, general and administrative expenses as a percentage of revenues are typically higher in the Automation Technology Products division compared to our other industrial divisions, due to relatively higher volumes attributable to smaller units of sales.

Further details of the divisional performances follow.

Utilities

In the utilities sector, our main customers are power utilities whom we serve with power transmission and distribution products, systems and services. We also serve gas and water utilities. Demand in the power utilities markets has been driven in recent years primarily by deregulation and privatization, which result in a more competitive environment for our customers. In particular, utilities continue to look for ways to optimize existing assets. This trend is well advanced – but ongoing – in the United States, Western Europe and parts of Latin America. It is spreading into other parts of Europe and many emerging markets.

In North America, utilities continue to reduce the investment in new power generation capacity and, as a result, also in power transmission systems. This trend has been partially offset by grid interconnections and upgrading projects to improve existing systems. Demand in Latin America has been impacted by the political and economic uncertainties. As a result, a number of projects were delayed into 2003. European utilities invested cautiously in 2002 as they waited for the regulatory environment to stabilize. Development in Middle East, Africa and Asia was positive.

Year ended December 31, 2002 compared with year ended December 31, 2001

Orders decreased by US$ 1,978 million, or 31 percent, to US$ 4,458 million in 2002 from US$ 6,436 million in 2001. Currency fluctuations did not impact the order comparison. Excluding the pull-through effect, orders decreased by 26 percent. This decrease was primarily related to the Power Systems business area, which experienced significant reduction in large orders compared to 2001, when we took two large orders from China and Brazil with a combined value of more than US$ 500 million. In addition, a selective bidding approach aimed at reducing project risks and securing better margins, reduced the number of bids and consequently, the order intake.

Revenues decreased by US$ 808 million, or 14 percent, to US$ 4,826 million in 2002 from US$ 5,634 million in 2001. As reported in local currencies, revenues decreased 15 percent. Excluding the impact of pull-through sales, which fell in 2002 compared to 2001, revenues remained flat. Revenues were sustained by the high order backlog at the end of 2001.

Earnings before interest and taxes, or operating income, decreased by US$ 83 million, or 53 percent, to US$ 75 million in 2002 from US$ 158 million in 2001. As reported in local currencies, earnings before interest and taxes decreased 49 percent. Excluding the capital gains of US$ 11 million (US$ 15 million in 2001), the impact of pull-through sales, the restructuring charges and related asset write-downs of US$ 31 million (US$ 24 million in 2001) and the goodwill amortization expense of US$ 24 million in 2001, earnings before interest and taxes decreased by 37 percent. Operating income in the Power Systems business area decreased mainly due to the execution of low-margin projects taken before 2001. This decrease was partly offset by higher earnings in business area Utility Automation which benefited from an improved cost base.

Year ended December 31, 2001 compared with year ended December 31, 2000

Orders increased by US$ 201 million, or 3 percent, to US$ 6,436 million in 2001 from US$ 6,235 million in 2000. As reported in local currencies, orders increased 7 percent in 2001 compared to 2000. This order improvement included a US$ 360 million order in China for the Power Systems business area, announced in the fourth quarter of 2001. This order related to a project involving the construction of a HVDC power transmission system linking hydropower plants in central China to the Guangdong province. In addition, large orders in the Power Systems business area during 2001 included a US$ 182 million project order from Brazil. In 2001, large orders represented approximately 17 percent of the division's total orders.

Revenues increased by US$174 million, or 3 percent, to US$5,634 million in 2001 from US$5,460 million in 2000. As reported in local currencies, revenues increased 7 percent in 2001 compared to 2000. All business areas reported higher revenues in 2001 compared to 2000 due to strong order intake in 2000, with the exception of the Utility Services business area, where the 2000 results included higher revenues from the invoicing of the large Commonwealth Edison power transmission and distribution system upgrade project in Chicago.

Earnings before interest and taxes, or operating income, decreased by US$93 million, or 37 percent, to US$158 million in 2001 from US$251 million in 2000. There was no significant effect from translating local currency earnings into U.S. dollars. Operating income included capital gains of US$15 million in 2001 (US$54 million in 2000). When adjusted for capital gains, earnings before interest and taxes decreased by 27 percent. The reduction primarily related to the Power Systems business area, where competition-driven price deterioration reduced margins, and fixed costs related to projects that were deferred negatively impacted profitability.

Industries

Customers of our Industries division span a broad range of sectors and regions. Consequently, demand is influenced by many factors and can vary significantly among customer groups within a given time period. Demand influences are similar to those seen in the Automation Technology Products markets, although Industries' offering goes beyond products to systems and services.

In 2002, the consolidation trend in the paper industry continued, resulting in flat demand. Petrochemical and chemical markets were weak (except in India and China) due to high oil prices. However, demand for oil and gas production projects continued. Demand in the metals and mining industry was stable. Overall, the automotive market was down in 2002 driven largely by reduced spending by original equipment manufacturers.

Year ended December 31, 2002 compared with year ended December 31, 2001

Orders decreased by US$251 million or 5 percent, to US$4,614 million from US$4,865 million in 2001. As reported in local currencies, orders decreased 7 percent in 2002. Excluding the pull-through effect, orders increased 9 percent. Strong demand in India and China led to the increased order intake in the business areas Petroleum, Chemical and Life Sciences as well as Paper, Printing, Metals and Minerals, which partially offset decreased orders in Marine and Turbocharging business area.

Revenues decreased by US$583 million or 12 percent, to US$4,412 million from US$4,995 million in 2001. As reported in local currencies, revenues decreased 14 percent in 2002. Excluding the pull-through effect, revenues remained flat. Revenues mainly increased in the Petroleum, Chemical and Life Sciences business area due to strong order backlog at the end of 2001 and improved market conditions in the Middle East, Africa and Asia. This increase was offset by a reduction in revenues in the Automotive and Manufacturing business area.

Earnings before interest and taxes, or operating income, decreased by US$6 million or 4 percent, to US$145 million from US$151 million in 2001. As reported in local currencies, earnings before interest and taxes decreased 6 percent in 2002 compared to 2001. Excluding the pull-through effect, restructuring charges and related asset write-downs of US$59 million (US$38 million in 2001) and goodwill amortization expense of US$41 million in 2001, earnings before interest and taxes decreased by 6 percent. All business areas contributed to this reduction with the exception of the Marine and Turbocharging business area, which maintained its earnings at 2001 levels. Earnings in 2002 were also affected by a non-recurring charge of US$20 million.

Year ended December 31, 2001 compared with year ended December 31, 2000

Orders decreased by US$879 million, or 15 percent, to US$4,865 million in 2001 from US$5,744 million in 2000. As reported in local currencies, orders decreased 12 percent. Orders increased significantly in the Petroleum, Chemical and Life Sciences business area offsetting decreases in Paper, Printing, Metals and Minerals and Marine and Turbocharging business areas. Orders decreased significantly in our Automotive and Manufacturing business area, particularly in the United States, Germany and Sweden. Additionally, large order intake decreased, as well as orders for standard products, particularly robots supplied by the Automation Technology Products division.

Revenues decreased by US$448 million, or 8 percent, to US$4,995 million in 2001 from US$5,443 million in 2000. As reported in local currencies, revenues decreased 4 percent in 2001 compared to 2000. The decrease in revenues mainly arose from the impact of the global economic slowdown in our Automotive and Manufacturing business area. This was partly offset by increases in our Marine and Turbocharging business area because of the high order backlog from 2000 and in Petroleum, Chemical and Life Sciences business area due to improved market conditions.

Earnings before interest and taxes, or operating income, decreased by US$46 million, or 23 percent, to US$151 million in 2001 from US$197 million in 2000. As reported in local currencies, earnings before interest and taxes declined 22 percent in 2001 compared to 2000. Automotive and Manufacturing business area in Germany was impacted by a number of project losses and initiated restructuring to improve the efficiency of project execution. In the United States, repositioning of selected activities within the Telecom and Product Manufacturing Industries business area led to lower operating margins. These were partly offset by improvements in cost controls and project management in the Petroleum, Chemical and Life Sciences business area, as well as revenue growth in the Marine and Turbocharging business area.

Power Technology Products

The market for Power Technology Products comprises mainly power utilities around the world, in particular, their power transmission and distribution activities, and some industrial customers. Ongoing deregulation and privatization in these markets are driving demand by increasing competition in the market. This has led to industry consolidation and pressures on the utilities to make existing plants more competitive by modernizing equipment and outsourcing activities such as service and maintenance. The trend is advanced but continuing in the United States, Western Europe, and parts of Latin America. It is beginning to take hold in most other markets as well.

Industrial demand weakened towards the end of 2002. Additionally utility orders were dropping in the second half of the year mainly due to a lower demand in North America. The political and economic climate in Latin America resulted in a drop of market volumes caused by a delay of order placement rather than a structural demand weakness. The Asia and the Middle East and African markets, particularly China, continued showing strong demand in all business areas. Markets in Europe were mixed.

Year ended December 31, 2002 compared with year ended December 31, 2001

Orders increased by US$166 million, or 4 percent, to US$4,387 million in 2002 from US$4,221 million in 2001. As reported in local currencies, orders increased 3 percent in 2002. Orders remained flat in all business areas except the Medium-Voltage Technology business area, which increased orders, primarily from improving demand in Asia.

Revenues increased by US$394 million, or 10 percent, to US$4,355 million in 2002 from US$3,961 million in 2001. As reported in local currencies, revenues increased 9 percent in 2002. The business area High-Voltage Technology and Power Transformers increased revenues significantly while business area Medium-Voltage Technology showed a modest increase and Distribution Transformers business area revenues were flat. A higher order backlog at the end of 2001 and strong demand in Asia Pacific markets during 2002 contributed to this development.

Earnings before interest and taxes, or operating income, increased by US$119 million, or 51 percent, to US$353 million in 2002 from US$234 million in 2001. As reported in local currencies, earnings before interest and taxes increased by 50 percent in 2002. When adjusted for restructuring charges and related asset write-downs of US$29 million (US$52 million in 2001) and goodwill amortization expense of US$6 million in 2001, earnings before interest and taxes showed an increase of 31 percent in 2002 compared to 2001. This improvement was driven by a 9 percent workforce reduction, a 30 percent reduction in overlapping product lines and a 17 percent reduction in production lines.

Year ended December 31, 2001 compared with year ended December 31, 2000
Orders increased by US$150 million, or 4 percent, to US$4,221 million in 2001 from US$4,071 million in 2000. As reported in local currencies, orders increased 9 percent in 2001 compared to 2000. Our Power Transformers business area recorded strong order growth mainly due to a large order booked for the Chinese power link project. Our High-Voltage Technology business area increased orders substantially in the United States, Brazil, China and Russia. Orders in our Distribution Transformers and Medium-Voltage Technology business areas showed more modest growth as a result of the economic slowdown in North America, which affected the building and infrastructure markets.

Revenues increased by US$374 million, or 10 percent, to US$3,961 million in 2001 from US$3,587 million in 2000. As reported in local currencies, revenues increased 16 percent in 2001 compared to 2000. Our High-Voltage Technology business area showed a substantial revenue increase, generated in the Americas and Europe through increased volumes in high-voltage breakers and systems activities. Other distribution and transmission products recorded high single-digit or low double-digit growth in local currencies.

Earnings before interest and taxes, or operating income, decreased by US$10 million, or 4 percent, to US$234 million in 2001 from US$244 million in 2000. As reported in local currencies, earnings before interest and taxes remained unchanged in 2001 compared to 2000. Excluding the effect of increased restructuring charges of US$52 million in 2001 (US$38 million in 2000), earnings before interest and taxes improved slightly as a result of revenue growth and operational improvements. However these gains were offset in part by lower product prices and the postponement of certain orders.

Automation Technology Products

We serve a wide variety of industrial sectors and countries with our automation products, and thus demand can vary significantly by region and industry, and is subject to changes in the business cycle. While the overall global market demand for process automation products and systems stabilized at a reduced level in most markets in 2002 compared to 2001, there were areas of increased demand as well as those with continued weakness. Demand in Asia was strong, with good growth maintained particularly in China, where economic growth continued at a good pace. Market demand in the Americas remained weak with reduced investments especially from the automotive and pulp and paper sectors. Markets in Europe were mixed, with good demand in Finland, France, Spain, and Sweden but continued weakness in Germany and some other countries. Demand remained strong in the Middle East and Africa.

Year ended December 31, 2002 compared with year ended December 31, 2001
Orders increased by US$405 million or 9 percent, to US$5,074 million from US$4,669 million in 2001. As reported in local currencies, orders increased 5 percent in 2002 compared to 2001. Higher demand for robotics products in several industries led to higher orders in the Robotics business area. Overall, demand from industrial customers in the strong Chinese market fueled a significant order increase for both the Low-Voltage Products and Drives and Power Electronics business areas.

Revenues increased by US$279 million or 6 percent, to US$5,035 million from US$4,756 million in 2001. As reported in local currencies, revenues increased 3 percent in 2002 compared to 2001. Increased demand in the Robotics and Low Voltage Products business areas lifted revenues. Revenues were lower in Control and Force Measurement and Electrical Machines business areas, mainly due to weaker demand.

Earnings before interest and taxes, or operating income, increased by US$9 million or 2 percent, to US$373 million in 2002 from US$364 million in 2001. As reported in local currencies, earnings before interest and taxes decreased 1 percent in 2002 compared to 2001. Improved volumes resulted in a significant increase in earnings before interest and taxes in the Robotics business area and a moderate increase in the Low-Voltage Products business area. The Electrical Machines business area increased earnings before interest and taxes due to cost improvements from streamlining a number of production facilities. These positive developments were partly offset by a reduction in earnings in the Control and Force Measurement business area due to continued low demand in the process automation market, particularly in the United States. When adjusted for the restructuring charges and related asset write-downs of US$80 million in 2002 (US$43 million in 2001) and goodwill amortization expense of US$54 million in 2001, earnings decreased by 2 percent.

Year ended December 31, 2001 compared with year ended December 31, 2000
Orders decreased by US$218 million, or 4 percent, to US$4,669 million in 2001 from US$4,887 million in 2000. As reported in local currencies, orders were flat in 2001 compared to 2000. Our Drives and Power Electronics business area increased orders in 2001 and improved market share, while our Robotics business area was negatively affected by the decline in the automotive industry. Order levels in all other business areas decreased as they were impacted by increasingly difficult market conditions. Despite difficult conditions, our Instrumentation and Low-Voltage Products business areas maintained their market shares.

Revenues increased by US$85 million, or 2 percent, to US$4,756 million in 2001 from US$4,671 million in 2000. As reported in local currencies, revenues increased by 7 percent in 2001 compared to 2000. Revenue growth was especially strong in our Drives and Power Electronics business area. Supported by the strong order backlog at the end of 2000, our Electrical Machines and Low-Voltage Products business areas increased revenues. Offsetting in part the revenue increase was a significant decline in our Robotics and Control and Force Measurement business areas due to the downturn in the automotive industry and ongoing consolidation in the pulp, paper and metals industries, respectively.

Earnings before interest and taxes, or operating income, decreased by US$81 million, or 18 percent, to US$364 million in 2001 from US$445 million in 2000. As reported in local currencies, earnings before interest and taxes decreased 14 percent in 2001 compared to 2000. In our Robotics business area, reduced revenues resulted in significantly reduced operating income. Operating income in our Low-Voltage Products business area declined in 2001 reflecting the divestiture of certain profitable, but non-core, businesses. Earnings before interest and taxes in our Drives and Power Electronics business area increased due to increased volume development; however, this development did not fully offset reduction in earnings in other business areas.

Outlook

The market outlook for both of our core divisions in 2003 is influenced by uncertainties in the Middle East and the global economic situation.

For the Automation Technologies division, we expect flat demand in Europe (our primary market), a slight improvement in the Americas, continued growth in Asia and continued uncertainties in the Middle East and Africa. We anticipate an increase in demand in the automotive, general industry and chemicals and life sciences sectors. Demand is expected to decrease in the marine, minerals and paper industries.

For the Power Technologies division, we expect the mixed economic environment to continue in the European markets, with further growth in Eastern Europe. Demand in the U.S. market is expected to stabilize while Latin America is expected to improve, driven by large infrastructure projects. In the Asian markets, we expect continued growth in China and India. On a global basis, we expect the market to remain relatively flat in 2003. We expect the cautious investment pattern in the utility industry to continue and mixed levels of demand in the other industries we serve.

Non-Core Activities

At the end of 2002, we decided to group a number of business activities together that were not directly linked to the core divisions. The results of these activities are reported separately under the heading of Non-Core Activities. These comprise primarily the Equity Ventures business area, the remaining parts of the Structured Finance business area not sold to GE Commercial Finance, the Building Systems business area, and a number of other activities, including the semiconductor business, Customer Service, Air Handling and Logistic Systems, Group Processes and the New Ventures business areas. The Insurance business area was also included in this group although we intend to continue this as a separate business.

The Financial Services division was dissolved in 2002 following the divestment of the majority of the Structured Finance business area, the cessation of new reinsurance activity in Scandinavian Reinsurance Company Limited, Bermuda (part of which is in the Insurance business area), and the cessation of proprietary trading in June 2002 in the former Treasury Centers business area (which was subsequently moved to Corporate as Treasury Services). We intend to divest Equity Ventures business area and the remaining Structured Finance businesses.

Of the remaining business areas: in April 2002 we announced the planned divestment of the Building Systems business area. In October 2002 the Group Processes division, which was formed in 2001 to establish common working processes and common infrastructure for our group, was dissolved with most of the activities terminated and the remainder transferred to the core divisions; our presence in some of the markets of Logistic Systems and Customer Service business areas is being strategically reduced; and in October 2002 we announced a restructuring program in New Ventures business area to cease or transfer out a number of activities to other business areas. Our Air Handling business was sold in January 2002.

Year ended December 31, 2002 compared with year ended December 31, 2001

Orders decreased by US$911 million, or 18 percent, to US$4,161 million in 2002 from US$5,072 million in 2001. As reported in local currencies, orders decreased by 22 percent in 2002 compared to 2001. The reduction in orders was primarily attributable to the cessation of new reinsurance activity in Scandinavian Reinsurance Company Limited, Bermuda (part of the Insurance business area), Building Systems business area resulting from market downturns across Europe, the sale of Air Handling business and the planned reduction of our presence in some of the markets of the Logistic Systems and Customer Service business areas.

Revenues decreased by US$944 million, or 18 percent, to US$4,186 million in 2002 from US$5,130 million in 2001. As reported in local currencies, revenues declined 22 percent in 2002 compared to 2001. The decrease in revenues is for the reasons outlined below.

Insurance revenues decreased by US$299 million, or 31 percent, to US$657 million in 2002 from US$956 million in 2001. The decrease in revenues was primarily due to the cessation of new re-insurance activity in Scandinavian Reinsurance Company Limited, Bermuda.

Equity Ventures revenues decreased by US$14 million, or 40 percent, to US$21 million in 2002 from US$35 million in 2001. Fee revenues and charge-outs dropped as development projects have been canceled leading to no further actual or potential future revenues from such projects. This business has mainly equity accounted investments, which do not result in the recognition of orders and revenues.

Remaining Structured Finance revenues decreased by US$41 million, or 31 percent, to US$92 million in 2002 from US$133 million in 2001. The decrease in revenues was due to higher refinancing costs leading to no new significant business investments being made.

Building Systems revenues decreased by US$196 million, or 8 percent, to US$2,372 million in 2002 from US$2,568 million in 2001. The decrease in revenues was due to market downturns across Europe, particularly Germany.

New Ventures revenues increased by US$19 million, or 17 percent, to US$132 million in 2002 from US$113 million in 2001. The increase in revenues was due to the delivery of a significant renewable energy project for which the order was received in 2001.

Of the remaining businesses, revenues decreased by US$413 million, or 31 percent, to US$912 million in 2002 from US$1,325 million in 2001. The decrease was due to the sale of Air Handling and the deliberate reduction of our presence in some of the markets of the Logistic Systems and Customer Service business areas.

Earnings before interest and taxes, or operating income, improved by US$293 million to a loss of US$159 million in 2002 from a loss of US$452 million in 2001. The improvement was primarily attributable to the non-recurrence of a number of costs from 2001. The decrease in operating income is for the reasons outlined below.

Insurance operating income increased by US$382 million, to an income of US$40 million in 2002 from a loss of US$342 million in 2001. The increase was the result of the non-recurrence of a number of costs from 2001. Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts changed and could not be reliably determined at December 31, 2001. Therefore, we did not discount our loss reserves resulting in a charge to losses and loss adjustment expenses in 2001 of US$295 million. In addition, the Insurance business area also recorded provisions for US$138 million in underwriting losses, including provisions totaling US$48 million relating to the events of September 11, 2001, leading to substantial additional negative insurance results. The benefit of the non-recurrence of these costs was partially offset by lower revenues.

Equity Ventures operating income decreased by US$38 million, or 50 percent, to US$38 million in 2002 from US$76 million in 2001. The decrease was the result of reduced returns from investments and the effects of closing down development and office activities.

Remaining Structured Finance operating income increased by US$89 million, or 330 percent, to US$116 million in 2002 from US$27 million in 2001. This increase primarily came from our 35 percent stake in the Swedish Export Credit Corporation in Sweden. Amounts in 2001 from our investment in the Swedish Export Credit Corporation were restated as described in Note 13 to the Consolidated Financial Statements.

Building Systems operating income decreased by US$134 million to a loss of US$114 million in 2002 from an income of US$20 million in 2001. The decrease is due to: project write-downs in Germany, Sweden, United Kingdom and Denmark; closure costs in Italy and Poland; and restructuring costs in Germany.

New Ventures operating income increased by US$99 million to a loss of US$68 million in 2002 from a loss of US$167 million in 2001. The improvement was due to the non-recurrence of costs and provisions for alternative energy projects of US$55 million and US$44 million of asset write-downs in 2001.

Of the remaining businesses, operating income decreased by US$105 million to a loss of US$171 million in 2002 from a loss of US$66 million in 2001. The decrease was due to the reduction in revenues mentioned above and higher costs within Group Processes.

Year ended December 31, 2001 compared with year ended December 31, 2000

Orders decreased by US$77 million, or 1 percent, to US$5,072 million in 2001 from US$5,149 million in 2000. As reported in local currencies, orders increased by 4 percent in 2001 compared to 2000. The reduction in orders was due to a 9 percent, or US$237 million, decrease within Building Systems, partly offset by a 19 percent, or US$151 million, increase within Insurance.

Revenues increased by US$308 million, or 6 percent, to US$5,130 million in 2001 from US$4,822 million in 2000. As reported in local currencies, revenues increased 12 percent in 2001 compared to 2000. The increase in revenues is for the reasons outlined below.

Insurance revenues increased by US$151 million, or 19 percent, to US$956 million in 2001 from US$805 million in 2000. The increase was due to higher insurance premiums resulting from an increase in demand for reinsurance and a reduction in capacity as a result of the September 11 events.

Equity Ventures revenues decreased by US$6 million, or 15 percent, to US$35 million in 2001 from US$41 million in 2000. This business has mainly equity accounted investments, which do not result in the recognition of orders and revenues.

Remaining Structured Finance revenues increased by US$7 million, or 6 percent, to US$133 million in 2001 from US$126 million in 2000.

Building Systems revenues increased by US$62 million, or 2 percent, to US$2,568 million in 2001 from US$2,506 million in 2000.

New Ventures revenues increased by US$5 million, or 5 percent, to US$113 million in 2001 from US$108 million in 2000.

Of the remaining businesses revenues increased by US$89 million, or 7 percent, to US$1,325 million in 2001 from US$1,236 million in 2001.

Earnings before interest and taxes, or operating income, decreased by US$669 million to a loss of US$452 million in 2001 from an income of US$217 million in 2000. The reasons for the decrease in operating income are outlined below.

Insurance operating income decreased by US$440 million, to a loss of $342 million in 2001 from an income of US$98 million in 2000. The reduction in operating income is principally the result of a US$295 million non-cash charge in 2001 relating to our reinsurance business. Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts changed and could not be reliably determined at December 31, 2001. Therefore, we did not discount our loss reserves resulting in a charge to losses and loss adjustment expenses in 2001 of US$295 million. In addition, the Insurance business area also recorded provisions for US$138 million in underwriting losses, including provisions totaling US$48 million relating to the events of September 11, 2001, leading to substantial additional negative insurance results. The benefit of the non-recurrence of these costs was partially offset by lower revenues.

Equity Ventures operating income increased by US$6 million, or 9 percent, to US$76 million in 2001 from US$70 million in 2000. The increase was the result of successful refinancing, improved performance and achievements of milestones in infrastructure projects.

Remaining Structured Finance operating income decreased by US$20 million, or 43 percent, to US$27 million in 2001 from US$47 million in 2000. The decrease was primarily due to the reduced level of income from our 35 percent stake in Swedish Export Credit Corporation in Sweden. Amounts in 2001 from our investment in the Swedish Export Credit Corporation were restated as described in Note 13 to the Consolidated Financial Statements.

Building Systems operating income decreased by US$37 million, or 65 percent, to US$20 million in 2001 from US$57 million in 2000. The decrease was due to project losses and higher costs related to over-capacity in the United Kingdom, Australia, Poland and Germany.

New Ventures operating income decreased by US$155 million to a loss of US$167 million in 2001 from a loss of US$12 million in 2000. The decrease was due to costs and provisions incurred in 2001 for alternative energy projects of US$55 million and US$44 million for asset write-downs.

Of the remaining businesses, operating income decreased by US$23 million to a loss of US$66 million in 2001 from a loss of US$43 million in 2000.

Corporate and elimination

Corporate consists of Treasury Services, Corporate Research and Development, Group Real Estate, and Headquarters/Stewardship costs. Following the cessation of proprietary trading, in 2002 in the former Treasury Centers business area, all of the remaining functions were transferred to Corporate as Treasury Services.

The elimination of inter-division transactions, such as pull-through sales and intra-company interest, are included in the elimination line.

Year ended December 31, 2002 compared with year ended December 31, 2001

Total operating cost from corporate and elimination increased by US$95 million, to US$393 million in 2002 from US$298 million in 2001. Headquarters/Stewardship operating costs decreased by US$47 million to US$156 million in 2002 from US$203 million in 2001, mainly due to one-time events (including the recovery of payments from two former chief executive officers). Corporate Research and Development costs decreased by US$10 million to US$93 million in 2002 from US$103 million in 2001 as a result of the reorganization in our global research and development centers and the related headcount reductions. Other (including Treasury Services, Real Estate and intra-company eliminations) operating costs increased by US$152 million to US$144 million in 2002 from a income of US$8 million in 2001, mainly due to a reduction in rental income as a result of asset sales, increased lease obligations in Real Estate, the reduced trading result of Treasury Services following the cessation of proprietary trading and a higher elimination of intra-group profit in ending inventory compared to 2001.

Year ended December 31, 2001 compared with year ended December 31, 2000

Total operating cost from corporate and elimination increased by US$117 million to US$298 million in 2001 from US$181 million in 2000. Headquarters/Stewardship operating costs decreased by US$47 million to US$203 million in 2001 from US$250 million in 2000. Corporate Research and Development expenses increased by US$7 million to US$103 million in 2001 from US$96 million in 2000 due to higher non-order related research activities during 2001, mainly in the area of Industrial IT. Other (including Treasury Services, Real Estate and intra-company eliminations) operating income decreased by US$157 million to US$8 million in 2001 from an income of US$165 million in 2000 (an increase in operating costs of US$157 million), mainly due to a reduction in rental income as a result of asset sales and increased lease obligations within Real Estate.

Discontinued operations

Our Oil, Gas and Petrochemicals division, significant components of our Structured Finance activities sold to GE Commercial Finance, our Metering business and a number of other businesses have been included in discontinued operations in accordance with SFAS 144. For further information on discontinued operations, see Note 3 to the Consolidated Financial Statements.

An operational overview of the significant components of discontinued operations follows.

Oil, Gas and Petrochemicals

Capital expenditures by customers of the Oil, Gas and Petrochemicals division are influenced by oil company expectations about the oil price, which is determined by supply and demand for crude oil and natural gas products, the energy price environment that results from supply and demand imbalances and consolidation of the oil and gas markets. Key factors that may influence the worldwide oil and gas market include production restraint of OPEC nations and other oil-producing countries, global economic growth, technological progress in oil exploration and production and the maturity of the resource base. The downstream markets are in the short term influenced by capacity utilization and in the longer term by factors such as economic growth, substitution of products and demand for more environmentally friendly products.

OPEC oil price management combined with reduced oil production in Latin America and speculative purchases due to issues in the Middle East led the oil price towards the high end of the OPEC target band of US$22 to US$28 per barrel during 2002. These increased prices were not driven by increased consumption, as underlying growth in demand is weak due to the current global environment with the exception of Northwest Europe. Investments in exploration and production in the upstream market (from the well or bore hole to the refinery), increased in all regions, particularly West Africa and Russia. The upstream modification and maintenance market is growing as a result of larger installed capacity and more mature fields with changed field characteristics. Most downstream markets remained at a reduced level in 2002, with the exception of investment in refineries driven by clean fuel regulations, particularly in Russia. We expect upstream markets in 2003 to increase slightly, with downstream activity remaining at a low level throughout 2003.

Year ended December 31, 2002 compared with year ended December 31, 2001

Orders increased by US$222 million, or 7 percent, to US$3,625 million in 2002 from US$3,403 million in 2001. As reported in local currencies, orders increased 3 percent in 2002. Orders include US$23 million in 2002 received from our other divisions compared to US$15 million in 2001.The increase in large orders of 22 percent, mostly driven by the award of the ExxonMobil Sakhalin order within downstream, offset a general reduction resulting from a shift in the market from fixed price contracts to lower risk reimbursable contracts that allow a more balanced sharing of risks and opportunities during execution between customer and contractor. The increase in the downstream business offset a general reduction in the upstream business.

Revenues increased by US$380 million, or 11 percent, to US$3,869 million in 2002 from US$3,489 million in 2001. As reported in local currencies, revenues increased 7 percent in 2002. The improvements came from increases in the upstream and downstream businesses, reflecting a high order backlog going into 2002 and a relatively high level of order intake in 2002. Revenues include US$15 million in 2002 sold to our other divisions compared to US$11 million in 2001.

Earnings before interest and taxes, or operating income, decreased by US$96 million to a loss of US$17 million in 2002 from an income of US$79 million in 2001 (these values differ from an income of the loss on discontinued operations by amounts for interest expense, taxes, minority interest and other items). Currency fluctuations did not affect the comparison between 2002 and 2001. The impact in earnings from the increased revenues was more than offset by cost overruns and project delays, which resulted in a charge of US$224 million in 2002, primarily in four large downstream fixed price projects, booked several years ago.

Year ended December 31, 2001 compared with year ended December 31, 2000

Orders decreased by US$520 million, or 13 percent, to US$3,403 million in 2001 from US$3,923 million in 2000. As reported in local currencies, orders decreased 12 percent in 2001 compared to 2000. Orders include US$15 million in 2001 received from our other divisions compared to US$9 million in 2000. In 2001, approximately half of the total order volume in the division comprised large orders. From the particularly high level of large orders in 2000, the upstream business continued to grow, but was offset by reductions in the downstream business. We experienced high tendering activity in the division in 2001.

Revenues increased by US$693 million, or 25 percent, to US$3,489 million in 2001 from US$2,796 million for 2000. As reported in local currencies, revenues increased 28 percent in 2001 compared to 2000. This growth was primarily generated by the large order intake in 2000 and also by a full year of revenues from Umoe, the oil and gas company acquired in the second half of 2000. Revenues include US$11 million in 2001 sold to our other Divisions compared to US$22 million in 2000. Revenues improved in our Upstream business area, but the Downstream business area remained flat in 2001 compared to 2000.

Earnings before interest and taxes, or operating income, decreased by US$78 million, or 50 percent, to US$79 million in 2001 from US$157 million in 2000 (these values differ from the loss on discontinued operations by amounts for interest expense, taxes, minority interest and other items). As reported in local currencies, earnings before interest and taxes decreased 49 percent in 2001 compared to 2000. Earnings before interest and taxes were adversely affected by cost overruns and project delays, the majority of which related to two large projects. The remaining underlying business developed positively, benefiting from the higher revenues.

Structured Finance

Demand continued in major European markets and in the United States for lease financing products – including small, standardized leases for office equipment such as copy machines and printers – as companies focused on balance sheet management due to increased funding rates. In light of its own higher refinancing rates, Structured Finance amended its strategy and did not pursue further significant investments in financial leases or lending to infrastructure projects during 2002.

Period from January 1 to November 30, 2002 compared with year ended December 31, 2001

Revenues increased by US$42 million, or 19 percent, to US$262 million in 2002 from US$220 million in 2001. The 2002 figure is for eleven months trading as the structured finance business was sold to General Electric Commercial Finance at the end of November 2002. The revenue increase reflects the acquisition of a portfolio of small, mainly standardized leases as well as growth in the businesses existing portfolio of such small leases.

Earnings before interest and taxes, or operating income, decreased by US$26 million, or 51 percent, to US$25 million in 2002 from US$51 million in 2001 (these values differ from the loss on discontinued operations by amounts for the loss on disposal, interest expense, taxes, minority interest and other items). The 2002 figure is also for eleven months of trading. The lower operating income in general reflected the change in strategy to refrain from new lease and financing transactions, leading to a corresponding reduction in business activity during 2002. Earnings from the increased sale of small leases could not compensate for lower earnings in other units.

Year ended December 31, 2001 compared with year ended December 31, 2000

Revenues increased by US$64 million, or 41 percent, to US$220 million in 2001 from US$156 million in 2000. The increased revenues resulted from the acquisition of a portfolio of small, mainly standardized leases and from its growing financial receivables portfolio, including financial leases, and lending to infrastructure projects.

Earnings before interest and taxes, or operating income, increased by US$4 million, or 9 percent, to US$51 million in 2001 from US$47 million in 2000 (these values differ from the loss on discontinued operations by amounts for interest expense, taxes, minority interest and other items). The increase was as a consequence of higher income from the expanded financial receivables portfolio. Structured Finance also successfully sold various lease transactions during 2001.

Metering

Demand in the electricity and water meter markets was weak in North America as a result of reduced capital expenditures by large energy utilities. The economic instability in Latin America led to a downturn in demand in both Argentina and Brazil. Operations in Germany were affected by the slowdown in the domestic building industry.

Period from January 1 to December 4, 2002 compared with year ended December 31, 2001

Revenues decreased by US$76 million, or 17 percent, to US$372 million in 2002 from US$448 million in 2001. The 2002 figure is for eleven months trading as the business was sold to Ruhrgas Industries GmbH at the beginning of December 2002. The revenues during the eleven months decreased as a result of the weak market conditions in North America, Latin America and Germany.

Earnings before interest and taxes, or operating income, decreased by US$11 million, or 38 percent, to US$18 million in 2002 from US$29 million in 2001 (these values differ from the loss on discontinued operations by amounts for the loss on disposal, interest expense, taxes, minority interest and other items). The 2002 earnings figure is also for eleven months of trading. The decrease for the eleven months was a result of decreased revenues in North America, Latin America and Germany, partially offset by new product introductions, the impact of restructuring actions in a number of units and a reduction in goodwill amortization.

Year ended December 31, 2001 compared with year ended December 31, 2000

Revenues decreased by US$9 million, or 2 percent, to US$448 million in 2001 from US$457 million in 2000. The decrease was primarily in the United Kingdom due to reduced investment by the water companies, a fall in export business due to the loss of previously held contracts in Hong Kong and Sri Lanka, and low cost imports from China and Eastern Europe.

Earnings before interest and taxes, or operating income, decreased by US$9 million or 24 percent, to US$29 million in 2001 from US$38 million in 2000 (these values differ from the loss on discontinued operations by amounts for interest expense, taxes, minority interest and other items). The decrease was due to weak economic conditions in North America, leading to a significant drop off in demand for high performance meters and systems in electricity, and the impact of lower volumes and pricing pressure in the United Kingdom.

Liquidity and capital resources

Principal sources of funding

In 2002, as in 2001 and 2000, we managed our liquidity using cash from operations, bank borrowings, the proceeds from the issuance of debt securities, divestment proceeds, as well as the sales of receivables under our securitization programs. The reductions in our credit rating during 2002 described below have restricted our access to the debt markets and, as a result, we have relied increasingly on proceeds from divestments, bank borrowings, cash from operations and additionally in 2003, from the sale of treasury shares (raising approximately US$156 million from the sale of 80 million treasury shares in two transactions).

Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year.

We believe that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our working capital requirements, capital expenditure requirements as well as meet our financial commitments for the next 12 months. This, however, is dependent on the continued availability of the sources of funding discussed below. See "Management overview" above.

Credit ratings

Debt ratings are an assessment by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources that the rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets.

At December 31, 2001, our long-term ratings were A2 and AA– from Moody's Investors Service and Standard & Poor's Rating Services, respectively. By March 31, 2002, these ratings had been lowered to Baa2 and A, respectively. In the fourth quarter of 2002, there were further rating downgrades, and at December 31, 2002 our long-term company ratings were Ba3 and BBB– (our long-term unsecured debt was rated B1 and BB+) from Moody's and Standard & Poor's, respectively. On January 13, 2003, Standard & Poor's further lowered our long-term rating to BB+ and our unsecured long-term debt to BB–. The Moody's ratings have remained unchanged since December 31, 2002.

Commercial paper

We significantly relied on the commercial paper market in 2001 and 2000. At December 31, 2001, the outstanding commercial paper balance amounted to US$3,297 million (representing 34 percent of total borrowings). The downgrades of our ratings in 2002, combined with the increased negative sentiment of investors towards corporate borrowers in the commercial paper market, and the uncertainties related to the asbestos issue (see "Contingencies and retained liabilities" below), meant that it was increasingly difficult for us to rely upon the commercial paper markets. During the first three months of 2002, the commercial paper market largely diminished as a funding source and we drew on our credit facility (discussed below under "Credit facilities") to ensure that we would be able to satisfy our commercial paper obligations maturing mainly during the first half of 2002. At December 31, 2002, the outstanding commercial paper balance amounted to US$478 million (representing 6 percent of total borrowings) and maturing during the first four months of 2003.

Interest rates

We have obtained financing in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the exposures created by such debt issuances. For example, to reduce our exposure to interest rates, we use interest rate swaps to effectively convert fixed rate borrowings into floating rate liabilities and we use cross currency swaps to effectively convert foreign currency denominated bonds into U.S. dollar liabilities. After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term borrowings (including current maturities) of US$5,252 million and our fixed rate long-term borrowings (including current maturities) of US$1,035 million was 3.0 percent and 5.0 percent, respectively. This compares with an effective rate of 2.7 percent for floating rate long-term borrowings and 5.3 percent for fixed rate long-term borrowings as of December 31, 2001. A discussion of our use of derivatives to modify the characteristics of our long-term borrowings is contained in Note 14 to our Consolidated Financial Statements.

Convertible bonds and notes

In 2002, we had several note issuances, as well as the issuance of bonds convertible into our shares as sources of funding.

In May 2002, we issued US$968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625 percent and each US$1,000 principal amount of bonds is convertible into 87.7489 fully paid ABB ordinary shares at an initial conversion price of 18.48 Swiss francs (converted into U.S. dollars at a fixed conversion rate of 1.6216 Swiss francs per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or change in control. The bonds are convertible at the option of the bondholder at any time from June 26, 2002 up to and including May 2, 2007. We may, at any time on or after May 16, 2005, redeem the outstanding bonds at par plus accrued interest if, (1) for a certain number of days during a specified period of time, the official closing price of ABB shares on virt-x exceeds 130 percent of the conversion price, or (2) if at least 85 percent in aggregate principal amount of bonds originally issued have been exchanged, redeemed or purchased and cancelled. We have the option to redeem the bonds when due in cash, ordinary shares or any combination thereof, provided that the total number of ordinary shares used does not exceed 84,940,935.

Also in May 2002, we issued bonds due in 2009 with an aggregate principal amount of 200 million pounds sterling, or approximately US$292 million, which pay interest semi-annually in arrears at 10 percent per annum. We also issued in May 2002 bonds due 2008 with an aggregate principal amount of 500 million euro, or approximately US$466 million, which pay interest annually in arrears at 9.5 percent per annum.

The 200 million pounds sterling bonds and the 500 million euro bonds contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody's and Standard & Poor's remains at or above Baa3 and BBB–, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10 percent and 9.5 percent, for the sterling and euro bonds, respectively. If the rating assigned by either Moody's or Standard & Poor's decreases below Baa3 or BBB–, respectively, then the annual interest rate on the bonds increases by 1.5 percent per annum to 11.5 percent and 11 percent, for the sterling and euro bonds, respectively. If after such a rating decrease, the rating assigned by both Moody's and Standard & Poor's returns to a level at or above Baa3 and BBB–, respectively, then the interest rates on the bonds return to their original levels. As a result of the downgrade of our long-term credit rating by Moody's to Ba2 on October 31, 2002, this step-up clause in interest was triggered on both bonds. The increase in interest costs is effective for interest periods beginning after the payment of the coupon accruing at the date of the downgrade. This increase in interest rates had no significant impact on 2002 interest expense but will affect our interest costs in 2003 and future years if our credit ratings do not return to at least both Baa3 and BBB– from Moody's and Standard & Poor's, respectively.

A cross currency swap has been used to modify the characteristics of the 200 million pounds sterling bonds and an interest rate swap to modify the 500 million euro bonds. See Note 14 to our Consolidated Financial Statements.

Almost all of our publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if we were to default on any borrowing at or above a specified threshold amount.

Credit facilities

As a result of our difficulty in accessing the commercial paper market, we drew US$2,845 million of the US$3,000 million 364-day revolving credit facility put in place in December 2001 to support our commercial paper issuance and for general corporate purposes. However, the facility contained a clause whereby if our long-term debt rating fell below either A3 or A– from Moody's and Standard & Poor's, respectively, the terms of the facility were to be renegotiated. On March 25, 2002, Moody's downgraded our long-term debt to Baa2, thereby triggering the minimum rating clause in the facility and requiring the facility to be renegotiated. In April 2002, we amended the credit facility to remove the terms requiring renegotiation of the facility if our ratings fell below specified levels and to introduce certain covenants.

Pursuant to the terms of the amended US$3,000 million revolving credit facility, the proceeds from the issuance of the convertible bonds, the sterling-denominated bonds and the euro-denominated bonds discussed above were used to repay and reduce the amount available under the facility to US$1,315 million at June 30, 2002. In accordance with the terms of the facility, the proceeds from the sale/leaseback of real estate located in Sweden, announced in the second quarter of 2002, were also used to repay and further reduce the amount available and outstanding under the facility to US$1,000 million by September 30, 2002. This amount was repaid in December 2002 and the facility closed.

In December 2002, we established a new US$1,500 million 364-day revolving credit facility. This facility includes a 364-day term-out option whereby up to a maximum amount of US$750 million may be extended for up to a further 364 days in the form of term loans. The availability of the term-out option is subject to certain conditions, including our ability to demonstrate, at the time of exercising the option, that including the proceeds of the term-out option, we will have at least US$300 million of available cash (as defined in the facility agreement) throughout 2004. Assuming the term-out option is fully drawn, the amounts converted into term loans will be reduced by US$150 million on July 1, 2004, US$250 million on October 1, 2004, and US$350 million on December 15, 2004, being the final maturity date of the facility.

As of December 31, 2002, nothing had been drawn under this new facility. Subsequent to the year-end 2002, amounts have been drawn under the facility within the facility's monthly drawing limits. The maximum amount available under the facility will reduce from US$1,500 million (available through October 2003) to US$1,200 million and US$1,000 million at the beginning of November 2003 and December 2003, respectively.

The amount available under the facility will be further reduced by all, or a portion, of the net proceeds from the disposal of certain significant businesses and assets. The agreement provides that proceeds from specified disposals will not reduce the amount available under the facility until such proceeds exceed certain thresholds. Amounts available under the facility will also be reduced by the proceeds from the issuance of certain long-term debt, equity or equity-linked instruments.

The new facility is secured by a package of assets with a net carrying value of US$3,500 million, including the shares of the Oil, Gas and Petrochemicals division (which is earmarked for divestment and is included in assets and liabilities in discontinued operations), specific stand alone businesses and certain regional holding companies. The facility is also secured by certain intra-group loans.

The facility also contains certain financial covenants in respect of minimum interest coverage (EBITDA to gross interest expense), total gross debt, a maximum level of debt in subsidiaries other than those specified as borrowers under the facility, a minimum level of consolidated net worth during 2003 as well as specific negative pledges. We must meet the requirements of the financial covenants at each quarter-end commencing December 31, 2002. In addition, in order to ensure the continued availability of the credit facility, we must obtain minimum levels of proceeds from the disposal of specified assets and businesses and/or equity issuances during 2003. Our compliance with this covenant is measured at intervals during 2003. In the event that, at any measurement date, our proceeds from the scheduled disposals and/or equity issuances are less than the required amount, we may elect to include for the purposes of the covenant calculation the proceeds from other defined discretionary sources. The extent to which these other discretionary sources of proceeds may be included in the calculation is capped by the facility.

The facility prohibits the voluntary prepayment of any banking facility, the prepayment or early redemption of any bonds or capital market instruments, the repurchase of any shares of ABB as well as the declaration or payment of dividends as long as the facility is outstanding.

Securitization programs

In addition to the aforementioned primary sources of liquidity and capital resources, we also sell certain trade receivables to Qualifying Special Purpose Entities (QSPEs), unrelated to us, primarily through two revolving-period securitization programs.

Solely for the purpose of credit enhancement from the perspective of the QSPEs, we retain an interest in the sold receivables. Pursuant to the requirements of the revolving-period securitizations, we effectively bear the risk of potential delinquency or default associated with trade receivables sold or interests retained. The fair value of the retained interests at December 31, 2002 and 2001, was approximately US$497 million and US$264 million, respectively.

We retain servicing responsibility relating to the sold receivables. Cash settlement with the QSPEs in 2001 and through the third quarter of 2002 took place monthly on a net basis.

One of the securitization programs contained a credit rating trigger whereby if our company rating went below both BBB (Standard & Poor's) and Baa2 (Moody's), we would no longer benefit from the intra-month funding. The second securitization program also contained a credit rating trigger and similar consequences but the rating trigger point occurred when our company rating went below either BBB (Standard & Poor's) or Baa2 (Moody's).

In the case of the first program, the credit trigger occurred in early November 2002. In November 2002, a number of structural changes to the program were agreed and implemented for credit enhancement purposes of the QSPE. These changes included twice-monthly settlements, the sale of additional receivables as security, changes in the eligibility criteria for receivables to be sold, and the establishment of certain banking and collection procedures in respect of the sold receivables.

In the case of the second securitization program, the credit rating trigger occurred in October 2002. Changes to the program were made and included net cash settlement twice per month, daily transfers of collections of sold receivables, as well as a fixed percentage of retained interest on the sale of new receivables. Subsequent to 2002, further amendments to the program have been agreed and implemented, including the return to a dynamic calculation of the retained interest on the receivables sold rather than a fixed percentage. In addition, under the amended terms, if our company rating is below BB+ (Standard & Poor's) or Ba3 (Moody's), then the QSPE would have the right to require the collection of the sold receivables to be made directly to the accounts of the QSPE rather than via our company.

The net cash paid to QSPEs during 2002 was US$384 million, while in 2001 the net cash received from QSPEs was US$86 million. The sale of additional receivables as security, the increased frequency of transfers of collections to the QSPEs and the increase in the retained interest required by the QSPEs all contributed to the cash flows with the QSPEs representing a net cash outflow for the year 2002 rather than a net cash inflow as in 2001.

The total cost of US$37 million and US$33 million in 2002 and 2001, respectively, related to the securitization of trade receivables, is included in the determination of current earnings.

At December 31, 2002 and 2001, of the gross trade receivables sold, the total trade receivables for which cash has not been collected at those dates amounted to US$1,026 million and US$1,058 million, respectively.

For a discussion of our accounting policies with respect to the securitization of trade receivables, see Note 2 to our Consolidated Financial Statements.

Financial position

Balance sheet

During 2002, the divestments and discontinuations of certain businesses were treated as discontinued operations pursuant to SFAS 144, as discussed in detail under "Accounting for discontinued operations" above. Accordingly, the balance sheet data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as assets and liabilities in discontinued operations. In the Statement of Cash Flows, the effects of the discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, *Statement of Cash Flows.*

Our operating assets, excluding cash and equivalents and assets in discontinued operations, increased by US$76 million to US$14,382 million at December 31, 2002, from US$14,306 million at December 31, 2001. Operating assets include marketable securities, receivables, inventories and prepaid expenses. The increase reflects a US$483 million increase in receivables, a US$573 million increase in prepaid expenses and other including a US$384 million increase in the fair value of derivatives as required by SFAS 133 (which requires derivative assets and liabilities to be reported on the balance sheet). The increase also reflects the impact of translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes. These increases were offset by a decrease in marketable securities of US$789 million driven by the cessation of our reinsurance business and the sale of the portfolio of marketable securities held by the Treasury Centers business area in connection with the discontinuation of its proprietary trading activities. In addition, inventories, net decreased by US$191 million.

Current operating liabilities excluding liabilities in discontinued operations, include accounts payable, short-term borrowings including current maturities of long-term borrowings, accrued liabilities and insurance reserves (which form part of the normal operations of our insurance business), among other items. Current operating liabilities decreased by US$794 million to US$16,030 million at December 31, 2002 from US$16,824 million at December 31, 2001 reflecting our strategy to reduce our overall debt position and lengthen our maturity profile. The decrease was largely driven by the reduction of short-term borrowings by US$2,125 million. Offsetting this decrease in part was the US$1,219 million increase in accrued liabilities and other, mainly due to the reclassification of US$806 million from other liabilities in 2002 as well as an additional provision in 2002 and a US$310 million increase in the fair value of derivatives as required by SFAS 133.

Financing receivables, which includes receivables from leases and loans receivable, decreased by US$284 million to US$1,802 million at December 31, 2002 from US$2,086 million at December 31, 2001. The decrease was principally due to the reduced lending activities in the Treasury Centers business area during 2002.

Investments and other assets decreased by US$129 million to US$1,515 million at December 31, 2002 from US$1,644 million at December 31, 2001. The decrease was due to a reduction of securities contributed to the Swedish pension fund which was partially offset by the increase from improved returns on investments in projects with ABB equity participation, particularly with respect to our investment in Swedish Export Credit Corporation, in Sweden.

Property, plant and equipment increased nominally by US$39 million to US$2,792 million at December 31, 2002 from US$2,753 million at December 31, 2001. Reductions in property, plant and equipment from the sale of real estate properties, and normal levels of depreciation and disposition of non-core property, plant and equipment were more than offset, primarily by the effect of translating balance sheet amounts into U.S. dollars.

Intangible assets increased nominally by US$137 million to US$2,912 million at December 31, 2002 from US$2,775 million at December 31, 2001, mainly due to the translation of balance sheet items into U.S. dollars. In accordance with SFAS 142, goodwill is no longer amortized as of January 1, 2002.

Our net debt position (defined as borrowings minus cash and equivalents and marketable securities), excluding assets and liabilities in discontinued operations, amounted to US$3,339 million at December 31, 2002, compared to US$4,338 million at December 31, 2001. This decrease is due to the planned reduction of our borrowings through the sale of non-core businesses, particularly, the sales of the Structured Finance and Metering businesses, as well as the sale of real estate.

Total borrowings decreased by US$1,752 million to US$7,952 million at December 31, 2002 from US$9,704 million at December 31, 2001. Short-term borrowings, including current maturities of long-term debt, decreased by US$2,125 million, or 45 percent, to US$2,576 million outstanding at December 31, 2002 from US$4,701 million outstanding at December 31, 2001. Long-term borrowings increased by US$373 million, or 7 percent, to US$5,376 million at December 31, 2002 from US$5,003 million at December 31, 2001. The increase in 2002 mainly reflected the impact of translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes. This increase was partly offset by US$215 million relating to our convertible bonds issued during 2002. The shares of ABB Ltd that will be issued if the bonds are converted, are denominated in Swiss francs, while the bonds are denominated in U.S. dollars. Under SFAS 133, and as clarified by us in discussions with the Securities and Exchange Commission, a component of the bonds must be accounted for as a derivative. A portion of the issuance is deemed to relate to the value of the derivative upon issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bond. This allocation of a portion of the proceeds to the derivative creates a discount which is amortized to earnings over the life of the bond. The value of the derivative moves inversely to movements in our share price. As a result of the decline on our share price since the issuance of the bonds in May 2002, we have in 2002 recorded a gain from the change in fair value of the derivative, partially offset by amortization of the effective discount, resulting in a net decrease to interest and other finance expense of US$ 215 million, with a corresponding reduction in long-term borrowings. If in 2003 our share price increases compared to the level at December 31, 2002, this will result in an increase in interest and finance expense and a corresponding increase in the carrying value of the bonds in 2003. Long-term debt at December 31, 2002 as a percentage of total debt was 68 percent compared to 52 percent at December 31, 2001.

Cash flow

The consolidated statement of cash flows can be summarized into main activities as follows:

Year ended December 31,	2002	2001	2000
		(US$ in millions)	
Net income (loss), net of adjustments for non-cash items	(399)	1,228	883
Changes in net operating assets	418	755	(136)
Sub-total: Cash flows provided by (used in) operations	**19**	**1,983**	**747**
Acquisitions, investments, divestitures, net	2,365	(295)	606
Asset purchases, net of disposals	(126)	(609)	(315)
Other investing activities	412	(314)	(780)
Sub-total: Cash flows provided by (used in) investing activities	**2,651**	**(1,218)**	**(489)**
Change in borrowings with maturities of 90 days or less	(1,677)	(69)	609
Other borrowings, net of repayments	(1,138)	2,708	(653)
Treasury and capital stock transactions	0	(1,393)	244
Other financing activities	3	(569)	(592)
Sub-total: Cash flows provided by (used in) financing activities	**(2,812)**	**677**	**(392)**
Effects of exchange rate changes	141	(72)	(84)
Increase (decrease) in cash	**(1)**	**1,370**	**(218)**

Cash flow from operating activities

Net cash provided by operating activities in 2002 decreased by US$ 1,964 million to US$ 19 million from US$ 1,983 million in 2001. During 2002, the net loss, net of adjustments for non-cash items, was US$ 399 million as compared to a net income, net of such adjustments, of US$ 1,228 million in 2001, representing a decrease of US$ 1,627 million in 2002. This decrease was primarily driven by reduced non cash earnings in non-core businesses, and discontinued operations. In addition, increased cash payments towards restructuring expenses of US$ 129 million and an increase of US$ 119 million in payments related to asbestos litigation also contributed to this decrease. Net operating assets include marketable securities held for trading purposes, trade receivables, inventories, payables and other assets and liabilities. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities. Marketable securities classified as available-for-sale are considered in investing activities. Net cash provided by net operating assets decreased by US$ 337 million to US$ 418 million in 2002 from US$ 755 million in 2001. This decrease in other assets and liabilities, net, was primarily related to a net cash outflow of US$ 384 million under the securitization programs, a reduction of US$ 285 million in the total volume of advances from customers and an increase of US$ 278 million in unbilled receivables and contract inventories which exceeded the level experienced in 2001. In addition, the decrease from trade payables of US$ 657 million resulted from the timing of payments in 2002 as compared to 2001. Offsetting this decrease in part was US$ 498 million in net cash proceeds from the sale of marketable securities (trading) due to the cessation of proprietary trading activities in Treasury Centers business area and the reduction in other trade receivables of US$ 627 million and inventories of US$ 367 million, primarily resulting from our continued focus on reducing our working capital levels.

Net cash provided by operating activities in 2001 increased by US$ 1,236 million to US$ 1,983 million from US$ 747 million in 2000. Net income, net of adjustments for non-cash items, increased by US$ 345 million in 2001, from US$ 883 million in 2000 to US$ 1,228 million in 2001. This was further supported by the decrease in net operating assets of US$ 755 million in 2001 as compared to the increase in net operating assets of US$ 136 million in 2000. The increase in net cash provided by operating activities in 2001 was primarily due to the increase in trade payables and non-trade payables.

Cash flow from investing activities

Investing activities include: acquisitions of, investments in and divestitures of businesses; purchases of property, plant and equipment, net of disposals; net investments in marketable securities that are not held for trading purposes; and accounts receivable from leases and third-party loans (financing receivables). Net investments in available-for-sale marketable securities and financing receivables are summarized in the table above as "other investing activities". Net cash provided by investing activities increased by US$3,869 million to US$2,651 million in 2002 from a net cash used in investing activities of US$1,218 million in 2001.

Net cash flow resulting from purchases of, investments in, and divestitures of businesses increased to US$2,365 million provided in 2002 from US$295 million used in 2001. In 2002, cash used for acquisitions of new businesses totalled US$144 million compared to US$578 million in 2001. These cash outflows in 2002 were more than offset by disposals of businesses for an amount of US$2,509 million. Major disposals during 2002 include the sale of our Air Handling, Structured Finance and Metering businesses.

Cash used for purchases of property, plant and equipment, net of disposals, decreased by US$483 million to US$126 million in 2002 from US$609 million in 2001. This decrease resulted from increased proceeds from the disposal of property, plant and equipment.

Cash provided by other investing activities increased to US$412 million in 2002 as compared to US$314 million used in 2001. This increase primarily resulted from a substantial reduction in investments in financing receivables, particularly from the reduced lending activities in the Treasury Centers business area due to the cessation of proprietary trading activities. The increase was offset in part by a decrease in net cash flow from the purchase and sale of marketable securities that are not held for trading purposes, from US$593 million in 2001 to US$148 million in 2002.

Net cash used in investing activities increased to US$1,218 million in 2001 from US$489 million in 2000. Net cash flow resulting from purchases of, investments in, and divestitures of businesses decreased to US$295 million used in 2001 from US$606 million provided in 2000. In 2001, cash used for acquisitions of new businesses totalled US$578 million (including US$284 million, related to the acquisition of Entrelec). These cash outflows were only partially offset by cash proceeds from disposals of businesses for an amount of US$283 million. In 2000, cash used for acquisitions totalling US$893 million was more than offset by cash from sale of businesses, which amounted to US$1,499 million and primarily related to the divestiture of our remaining interest in ABB ALSTOM POWER and the Nuclear technology business.

Cash flow from financing activities

Our financing activities primarily include net borrowings, both from the issuance of debt securities and directly from banks, treasury and capital stock transactions, and payment of dividends. Net cash used in financing activities increased by US$3,489 million to US$2,812 million from US$677 million provided in 2001. Cash used in total borrowings, net, increased by US$5,454 million to US$2,815 million in 2002 as compared to US$2,639 million provided in 2001. Cash used in long-term borrowings increased by US$3,846 million to US$1,138 million in 2002 from US$2,708 million provided in 2001. In addition, cash used in borrowings with maturities of 90 days or less increased by US$1,608 million to US$1,677 million in 2002 from US$69 million cash used in 2001. These are in line with our strategy to reduce the overall debt situation and lengthen our debt maturity profile. There were no treasury and capital stock transactions and dividends payouts in 2002 compared to US$1,393 million used in treasury and capital stock transactions and US$502 million used in dividends payouts during 2001.

Net cash provided by financing activities increased by US$1,069 million to US$677 million provided in 2001 as compared to US$392 million used in 2000. Cash provided by long-term borrowings, net of repayments, increased by US$3,361 million to US$2,708 million provided in 2001 as compared to US$653 million repaid in 2000. This was partially offset by a decrease of US$678 million in cash flow from borrowings with maturities of 90 days or less from US$609 million cash provided in 2000 to US$69 million of cash used in 2001. Our level of borrowings increased significantly during the first nine months of 2001 mainly due to the financing of the repurchase of our own shares as well as a higher level of activity in project financing. Towards year-end 2001, we decreased our borrowings significantly through a strong increase in our cash from operations. During 2001, we used US$1,393 million of cash for the purchase of our shares for treasury, offset by proceeds of options to purchase our shares. In April 2001, we paid dividends of US$502 million as compared to US$ 531 million with respect to 2000.

Contractual obligations and commercial commitments

Contractual obligations

The following table summarizes our contractual obligations and principal payments under our debt instruments, leases and certain other agreements as of December 31, 2002:

	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
	Payments due by period				
	(US$ in millions)				
Long-term debt obligations	**7,040**	1,664	2,348	1,359	1,669
Commercial paper obligations	**478**	478	–	–	–
Other short-term debt obligations	**434**	434	–	–	–
Operating lease obligations	**1,754**	329	482	326	617

Commercial commitments

All guarantees issued before January 1, 2003, are accounted for in accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), *Accounting for Contingencies.* Provisions are recorded in the Consolidated Financial Statements at the time it becomes probable we will incur losses pursuant to a guarantee.

In November 2002, the Financial Accounting Standards Board issued FIN 45, the disclosure requirements of which are effective for financial statements relating to periods ending after December 15, 2002. FIN 45 requires that we disclose the "maximum potential exposure" of certain guarantees as well as possible recourse provisions that may allow us to recover from third parties amounts paid out under such guarantees. The "maximum potential exposure" as defined by FIN 45 does not allow any discounting of our assessment of actual exposure under the guarantees. The information below reflects our maximum potential exposure under the guarantees, which is higher than our assessment of the expected exposure.

Certain guarantees issued or modified after December 31, 2002 will be accounted for in accordance with FIN 45. Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, will be recorded. For further discussion of FIN 45, see "New accounting pronouncements" above.

Performance guarantees represent obligations where we guarantee the performance of a third party's product or service according to the terms of the contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, we will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees, and performance standby letters of credit.

Commitments relating to disposed businesses

We retained obligations for guarantees related to the power generation business contributed to the ABB ALSTOM POWER NV joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees, and other miscellaneous guarantees under certain contracts such as indemnification for personal and property injuries, taxes, and compliance with labor laws, environmental laws and patents. The guarantees have maturity dates ranging from one to ten years and in some cases have no definite expiry. ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. In connection with the sale to ALSTOM of our interest in the joint venture in May 2000, ALSTOM, the parent company, and ALSTOM POWER have undertaken jointly and severally to fully indemnify us and hold us harmless against any claims arising under such guarantees. Due to the nature of product warranty guarantees and the miscellaneous guarantees, we are unable to develop an estimate of the maximum potential amount of future payments for these guarantees issued on behalf of the former Power Generation business. Our best estimate of the total maximum potential exposure of all quantifiable guarantees we issued on behalf of our former Power Generation business was approximately US$2,200 million as of December 31, 2002. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. As of December 31, 2002, no losses have been recognized relating to guarantees issued on behalf of the former power generation business. We believe that it is not probable that we will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

In connection with the sale of our Nuclear technology business to British Nuclear Fuels (BNFL) in 2000, one of our subsidiaries retained obligations under surety bonds relating to the performance by the Nuclear technology business under certain contracts entered into prior to the sale to BNFL. The surety bonds have maturity dates ranging from one to nine years. Pursuant to the purchase agreement under which the Nuclear technology business was sold, BNFL is required to indemnify us and hold us harmless against any claims arising under such bonds. Our maximum potential exposure under these bonds at December 31, 2002 was approximately US$640 million. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. As of December 31, 2002, no losses have been recognized relating to the surety bonds. We believe that it is not probable that we will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

In connection with the sale of most of our Structured Finance business to GE Commercial Finance in November 2002, we provided to GE Commercial Finance several cash collateralized letters of credit for a total amount of US$ 202 million as security for certain performance-related obligations we retained in connection with the sale.

Commitments relating to our remaining Structured Finance business

In the course of its commercial lending activities, our remaining Structured Finance business has guaranteed the obligations of certain third parties in return for a commission. These financial guarantees represent irrevocable assurances that we will make payment in the event that the third party fails to fulfill its obligations under the relevant loan agreement and the beneficiary under the guarantee records a loss under the terms of the guarantee agreement. We generally benefit from the collateral and security arrangements under the guaranteed loan. We recognize the commissions collected as income over the life of the guarantee and we record a provision when we become aware of an event of default, or a potential event of default occurs.

At December 31, 2002, we had issued approximately US$207 million of financial guarantees with maturity dates ranging from one to eighteen years. The issued guarantees have the same maturity dates as the related debt. The maximum potential amount of future payments we could be required to make under such guarantees at December 31, 2002 is US$207 million, of which US$8 million is included in other liabilities in our Consolidated Balance Sheet at December 31, 2002. We do not expect to incur significant losses under these contracts.

Also in the normal course of its commercial lending activities, our remaining Structured Finance business has outstanding credit commitments which have not yet been drawn down by customers. The unused amount at December 31, 2002 was US$41 million.

Other commitments

At December 31, 2002, we had US$211 million of financial guarantees outstanding that were unrelated to the remaining Structured Finance business. Of that amount, US$206 million were issued on behalf of companies in which we currently have or formerly had an equity position. The guarantees have maturity dates ranging from one to fourteen years. We believe that it is not probable that we will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

On behalf of companies in which we have an equity position, we have granted lines of credit and have committed to provide additional capital. At December 31, 2002, the total unused lines of credit amounted to US$22 million and the capital commitments amounted to US$64 million.

Guarantees relating to ABB performance

In accordance with industry practice we also issue letters of credit, surety bonds and other performance guarantees on major projects, including long-term operation and maintenance contracts, which guarantee our own performance. Such guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. If we fail to attain the defined criteria, we must make payments in cash or in kind. We record provisions in the Consolidated Financial Statements at the time it becomes probable that we will incur losses pursuant to a performance guarantee. We do not expect to incur significant losses under these guarantees in excess of our provisions. However, such losses, if incurred, could have a material impact on our consolidated financial position, liquidity or results of operations.

When we guarantee our own performance, some customers will require that the guarantee be issued by a financial institution. If we cannot obtain the guarantee from a financial institution, we could be prevented from bidding on or obtaining the contract. Financial institutions will consider our credit ratings in the guarantee approval process. Our current credit rating does not prevent us from obtaining guarantees from financial institutions, but can make the process more difficult or expensive. If we cannot obtain guarantees from financial institutions in the future, there could be a material impact on our consolidated financial position, liquidity or results of operations.

Related and certain other parties

We have participations in joint ventures and affiliated companies, which are accounted for using the equity method. Many of these entities have been established to perform specific functions, such as constructing, operating and maintaining a power plant. In addition to our investment, we may provide products to the project, may act as contractor of the project and may operate the finished product. We may also grant lines of credit to these entities and guarantee their obligations, as discussed above under "Commercial commitments". The entity created generally would receive revenues either from the sale of the final product or from selling the output generated by the product. The revenue usually is defined by a long-term contract with the end user of the output.

Our risk with respect to these entities is substantially limited to the carrying value of the companies on our Consolidated Balance Sheet. The carrying value for the equity accounted companies at December 31, 2002 and 2001 was US$730 million and US$615 million, respectively.

Our 2002 Consolidated Financial Statements include the following aggregate amounts related to transactions with related and certain other parties:

(US$ in millions)	
Revenues	77
Receivables	81
Other current assets	58
Financing receivable (non-current)	110
Payables	74
Borrowings (current)	40
Other current liabilities	22

Contingencies and retained liabilities

Environmental

All of our operations, but particularly our manufacturing operations, are subject to comprehensive environmental laws and regulations. Violations of these laws could result in fines, injunctions (including orders to cease the violating operations and to improve the condition of the environment in the affected area or to pay for such improvements) or other penalties. In addition, environmental permits are required for our manufacturing facilities (for example, with respect to air emissions and wastewater discharges). In most countries in which we operate, environmental permits must be renewed on a regular basis and we must submit reports to environmental authorities. These permits may be revoked, renewed or modified by the issuing authorities at their discretion and in compliance with applicable laws. We have implemented formal environmental management systems at nearly all of our manufacturing sites in accordance with the international environmental management standard ISO 14001, and we believe that we are in substantial compliance with environmental laws, regulations and permits in the various jurisdictions in which we operate, except for such instances of non-compliance that, in the aggregate, are not reasonably likely to be material.

In a number of jurisdictions, including the United States, we may be liable for environmental contamination at our present or former facilities, or at other sites where wastes generated from our present or former facilities were disposed of. In the United States, the Environmental Protection Agency and various state agencies are responsible for regulating environmental matters. These agencies have identified various current and former U.S. based ABB Group companies as potentially responsible parties in respect to a number of such sites under the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act and other federal and state environmental laws. As a potentially responsible party we may be liable for a share of the costs associated with cleaning up these sites. As of December 31, 2002, there were approximately 25 sites, at which, ABB Group companies have, or may be potentially responsible for, environmental clean up costs. These 25 sites include several of our current or former facilities where we have undertaken voluntary corrective actions. The clean up of these sites involves primarily soil and groundwater contamination. We do not believe that our aggregate liability in connection with these sites will be material.

Generally, our liability with regard to any specific site will depend on the number of potentially responsible parties, their relative contributions of hazardous substances or wastes to the site and their financial viability, as well as on the nature and extent of the contamination. Nevertheless, such laws commonly impose liability that is strict, joint and several, so that any one party may be liable for the entire cost of cleaning up a contaminated site.

In addition, we retained liability for certain specific environmental remediation costs at two sites in the U.S. that were operated by our Nuclear technology business, which we sold to British Nuclear Fuels ("BNFL") in 2000. Pursuant to the purchase agreement with BNFL, we retained all of the environmental liabilities associated with our Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the environmental liabilities associated with our ABB C-E Nuclear Power, Inc. subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination at these facilities. Such costs are not payable until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological contamination upon decommissioning, based on information that BNFL has made publicly available, we believe that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, we believe the remediation may take until 2008. At the Windsor site, we believe that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to the Atomic Energy Act and the Formerly Used Site Environmental Remediation Action Program because such costs relate to materials used by Combustion Engineering in its research and development work on, and fabrication of, nuclear fuel for the United States Navy. As a result of the sale of the Nuclear technology business, in April 2000 we established a reserve of US$300 million in connection with estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were US$12 million and US$6 million during 2002 and 2001, respectively. In connection with the pre-packaged Chapter 11 filing by Combustion Engineering discussed below, we will retain all environmental liabilities associated with the Windsor site.

Estimates of the future costs of environmental compliance and liabilities are imprecise due to numerous uncertainties. Such costs are affected by the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment of remediation costs among, and the financial viability of, responsible parties. In particular, the exact amount of the responsibility of the U.S. government for the Windsor site cannot reasonably be estimated. It is possible that final resolution of environmental matters may require us to make expenditures in excess of our expectations, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although final resolution of such matters could have a material effect on our consolidated results of operations in a particular reporting period in which the expenditure is incurred, we believe that these expenditures should not have a material adverse effect on our consolidated financial position.

Product and order related contingencies

In 1998, we entered into an engineering, procurement and project management contract with a customer for an oil and petrochemical refinery in India with a contract value of approximately US$860 million. The project, which is subject to a reimbursable cost agreement, is approximately 60 percent complete and has been stalled for the past few years due to complications encountered by the customer in obtaining additional necessary financing. As of December 31, 2002, we had accounts and notes receivable of US$68 million, sales in excess of invoicing of US$159 million, and off balance sheet exposure of US$43 million relating to the project. The customer and the banks have informed us that they are committed to restarting this project in the first half of 2003. We have recorded provisions of US$140 million which we believe adequately provide for its exposure related to this project. If the customer cannot obtain the required financing and the project is not restarted, we will not be able to recover our remaining investment in the project and will be subject to contingent liabilities to third parties, resulting in a write-off for our remaining investment in 2003.

Asbestos claims

Overview

When we sold our 50 percent interest in ABB ALSTOM POWER NV to ALSTOM in May 2000, we retained ownership of Combustion Engineering Inc. (Combustion Engineering), a subsidiary that had conducted part of our power generation business and that now owns commercial real estate that it leases to third parties. Combustion Engineering was named as a co-defendant, together with third parties, in numerous lawsuits in the United States in which the plaintiffs claimed damages for personal injury arising from exposure to or use of equipment that contained asbestos that Combustion Engineering supplied, primarily during the early 1970s and before. Other ABB Group entities were sometimes named as defendants in asbestos claims. These entities include ABB Lummus Global Inc. (Lummus) (which is part of our Oil, Gas and Petrochemicals business) and Basic Incorporated (Basic) (which is currently a subsidiary of Asea Brown Boveri Inc. and was formerly a subsidiary of Combustion Engineering). These claims, however, were insignificant compared to the Combustion Engineering claims and have not had a material impact on our Consolidated Balance Sheet or Consolidated Income Statement.

As of December 31, 2002, 2001 and 2000, provisions of US$1,118 million, US$940 million and US$590 million, respectively, were recorded in respect of asbestos claims and related defense costs. We determined the amounts to be provided in 2001 and 2000 by estimating the expected cost of future claim settlements over a period of several years. In 2002, the provision is based on our obligations under Combustion Engineering's Chapter 11 plan of reorganization, as described below, and assumes the confirmation of the plan. These provisions do not reflect probable insurance recoveries on those claims. We also recorded receivables of approximately US$241 million, US$263 million and US$251 million at December 31, 2002, 2001 and 2000, respectively, for probable insurance recoveries, which were established with respect to the claims reserved against. During 2002 and 2001, Combustion Engineering experienced a significant increase in the level of new claims and higher total and per-claim settlement costs as compared to prior years. Cash payments, before insurance recoveries, to resolve Combustion Engineering's asbestos claims were US$236 million (including US$30 million contributed into the CE Settlement Trust), US$136 million and US$125 million in 2002, 2001 and 2000. Administration and defense costs were US$32 million, US$13 million and US$7 million in 2002, 2001 and 2000.

Negotiations with representatives of asbestos claimants and pre-packaged Chapter 11 filing

In October 2002, we determined that it was likely that the expected asbestos-related costs of Combustion Engineering would exceed the value of its assets (US$812 million at September 30, 2002), if its historical settlement policies continued into the future. We and Combustion Engineering determined to resolve the asbestos liability of Combustion Engineering and its affiliates, including ABB Ltd, by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of its creditors and shareholders. In addition to permitting rehabilitation of the debtor, Chapter 11 promotes equality of treatment of creditors and equity security holders who hold substantially similar claims against or interests in the debtor and its assets. Section 524(g) of the Bankruptcy Code, which is designed for companies with large numbers of asbestos-related claims, provides mechanisms for efficiently channeling asbestos-related personal injury claims through a trust and increases the likelihood that the value of an operating business can be preserved. We and Combustion Engineering determined to structure the Chapter 11 reorganization as a "pre-packaged plan," in which acceptances of the plan would be solicited prior to the filing of the Chapter 11 case, thus reducing the duration and expense of the bankruptcy proceedings.

Beginning in October 2002, we and Combustion Engineering conducted extensive negotiations with representatives of asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants' representatives entered into a Master Settlement Agreement for settling open asbestos-related personal injury claims that had been lodged against Combustion Engineering prior to November 15, 2002. At the same time, Combustion Engineering entered into a CE Settlement Trust Agreement, which provided the manner in which a trust (the "CE Settlement Trust") would be funded and administered with respect to the payment of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under the terms of the Master Settlement Agreement, eligible claimants who met all criteria to qualify for payment were entitled to receive a percentage of the value of their claim from the CE Settlement Trust and retain a claim against Combustion Engineering for the unpaid balance. The Master Settlement Agreement divides claims into three categories, based on the status of the claim at November 14, 2002, the status of the documentation relating to the claim, and whether or not the documentation establishes a valid claim eligible for settlement and payment by Combustion Engineering. The Master Settlement Agreement was supplemented in January 2003 to clarify the rights of certain claimants whose right to participate in a particular payment category was disputed.

Pursuant to the Master Settlement Agreement the CE Settlement Trust was funded by:

- cash contributions from Combustion Engineering in the amount of US$5 at inception;
- cash contributions from ABB Inc., a subsidiary of ABB Ltd, on December 31, 2003 in the amount of US$30 million;
- a promissory note from Combustion Engineering in the principal amount of approximately US$101 million (guaranteed by Asea Brown Boveri Inc.); and
- an assignment by Combustion Engineering of the US$311 million unpaid balance of principal and interest due to Combustion Engineering from Asea Brown Boveri Inc. under a loan agreement dated May 12, 2000 (guaranteed by ABB Ltd).

On January 17, 2003, we announced that we and Combustion Engineering had reached an agreement on a proposed Pre-Packaged Plan of Reorganization for Combustion Engineering under Chapter 11 of the Bankruptcy Code (the "Plan"). The agreement was reached both with representatives of asbestos claimants with existing asbestos-related personal injury claims against Combustion Engineering (encompassing claimants who had lodged claims prior to November 15, 2002 and were eligible to participate in the Master Settlement Agreement and claimants who had lodged claims after that date and were not eligible to participate in the Master Settlement Agreement) and with the proposed representative of persons who may be entitled to bring asbestos-related personal injury claims in the future.

The Plan provides for the creation of an independent trust (the "Asbestos PI Trust") in addition to the CE Settlement Trust. Under the Plan, all present and future asbestos-related personal injury claims, including the unpaid portion of previously settled claims, that arise directly or indirectly from any act, omission, products or operations of Combustion Engineering, Lummus or Basic will be channeled to the Asbestos PI Trust. The Plan contemplates that the Bankruptcy Court will issue an injunction under Section 524(g) of the Bankruptcy Code in connection with the confirmation of the Plan, pursuant to which ABB affiliated companies (including ABB Ltd, Combustion Engineering, Lummus and Basic) and certain parties unrelated to ABB will be protected from those future asbestos-related personal injury claims. The channelling injunction is an essential element of the Plan. Issuance of the channelling injunction requires that at least 75 percent of the votes cast by asbestos claimants entitled to vote on the Plan must have been cast in favor of the Plan.

The Plan sets forth distribution procedures for the allocation of funds to the claimants. The Plan provides that, in addition to the Asbestos PI Trust claims, the unpaid portion of claims that were settled pursuant to the Master Settlement Agreement will be entitled to distributions from the Asbestos PI Trust.

On the effective date of the Plan, the Asbestos PI Trust will be funded as follows:

- a US$20 million 5 percent term note with a maximum term of 10 years from the effective date of the Plan, secured by Combustion Engineering's Windsor, Connecticut real estate and real estate leases (under certain specified contingencies, the Asbestos PI Trust may have the right to convert the term note into ownership of 80 percent of the voting securities of the reorganized Combustion Engineering);
- excess cash held by Combustion Engineering on the effective date of the Plan;
- a promissory note, guaranteed by ABB Ltd and/or certain of its subsidiaries, in aggregate amount of US$250 million payable in equal quarterly installments commencing in 2004, with US$50 million to be paid during 2004, US$100 million to be paid during 2005 and US$100 million to be paid during 2006, and further providing for contingent payments of an additional aggregate amount of US$100 million in equal installments between 2006 and 2010 if ABB Ltd meets certain financial performance

standards (EBIT margin of 8 percent for the first two installments and 12 percent for the last two installments);

- a non-interest bearing promissory note on behalf of Lummus in the amount of US$28 million payable in relatively equal annual installments over 12 years;
- a non-interest bearing promissory note on behalf of Basic in the aggregate amount of US$10 million payable in relatively equal annual installments over 12 years;
- 30,298,913 ABB Ltd shares, which had a fair value at December 31, 2002 of US$86 million. Our obligation to deliver these shares will continue to be marked-to-market, with changes in the fair value of the shares reflected in earnings until such shares are contributed to the Asbestos PI Trust;
- Combustion Engineering, Lummus and Basic will assign to the Asbestos PI Trust their rights under certain insurance policies and insurance settlement agreements. Aggregate unexhausted product liability limits are US$198 million for Combustion Engineering, US$43 million for Lummus and US$28 million for Basic, although amounts ultimately recovered under these policies may be substantially less than the policy limits. In addition, Combustion Engineering will assign to the Asbestos PI Trust scheduled payments under certain of its insurance settlement agreements (US$ 95 million as of December 31, 2002);
- If Lummus is sold within 18 months after the effective date of the Plan, ABB Inc. will contribute US$5 million to the CE Settlement Trust and US$5 million to the Asbestos PI Trust. If the CE Settlement Trust has ceased to exist at that time, both US$5 million payments will be made to the Asbestos PI Trust, but in no event will this contribution exceed the net proceeds of the sale of Lummus;
- Upon dissolution of the CE Settlement Trust, all funds, assets and properties held by the CE Settlement Trust will be transferred automatically to the Asbestos PI Trust.

Next steps in the Chapter 11 process

The solicitation of votes to approve the Plan began on January 19, 2003, and Combustion Engineering filed for Chapter 11 in the U.S. Bankruptcy Court in Delaware on February 17, 2003 based on the previously negotiated Plan. The voting period closed on February 19, 2003, and, according to the preliminary results, approximately 80 percent of those voting approved the Plan. The final voting results are subject to verification and confirmation by the bankruptcy court, and a confirmation hearing has been scheduled for April 24, 2003. If the Plan is confirmed, in order to secure the benefits of the full injunction and discharge, Combustion Engineering will seek affirmation of the confirmation order from the U.S. District Court. The Plan will become effective at the conclusion of all appeals unless Combustion Engineering and other parties to the case agree on an earlier effective date. It is not assured that the Bankruptcy Court will confirm the Plan, and if the Plan is confirmed, we cannot be certain how long the appeals process will last.

Effect of the Plan on our financial position

We recorded a charge of US$420 million in income (loss) from discontinued operations, net of tax, for 2002, which amount was determined based upon the proposed settlement amounts contained in the Plan. In prior years, the Consolidated Financial Statements reflected charges to earnings based on Combustion Engineering's forecasts of the expected cost of future claim settlements over a period of several years and estimates of the amounts recoverable from insurance when the claims were settled. This resulted in a charge to earnings of US$470 million and US$70 million in 2001 and 2000, respectively, which is included in income (loss) from discontinued operations, net of tax.

Based on expected implementation of the Plan, the expected ultimate liability for the resolution of asbestos-related personal injury asbestos claims against Combustion Engineering, Lummus and Basic as of December 31, 2002 is estimated to be US$1,118 million and is included in accrued liabilities and other in the Consolidated Balance Sheet. If the Plan is confirmed, certain amounts will be reclassified as of the effective date to other long-term liabilities based on the scheduled cash payments. Future earnings will be affected by mark-to-market adjustments for changes in the fair value of ABB Ltd stock as well as contingent payments when they become determinable. In the event the Plan is not approved by the Bankruptcy Court, the ultimate liability for the resolution of asbestos-related personal injury claims could be substantially revised. Such a revision could have a material impact on our financial position, results of operations and liquidity.

Consolidated Financial Statements

Consolidated Income Statements

Year ended December 31 (in millions, except per share data)	2002	2001 (restated)	2000
Revenues	$ 18,295	$ 19,382	$ 19,355
Cost of sales	(13,769)	(14,877)	(14,198)
Gross profit	**4,526**	**4,505**	**5,157**
Selling, general and administrative expenses	(4,033)	(3,993)	(4,055)
Amortization expense	(41)	(195)	(190)
Other income (expense), net	(58)	(160)	261
Earnings before interest and taxes	**394**	**157**	**1,173**
Interest and dividend income	193	381	387
Interest and other finance expense	(336)	(604)	(454)
Income (loss) from continuing operations before taxes and minority interest	**251**	**(66)**	**1,106**
Provision for taxes	(83)	(63)	(300)
Minority interest	(71)	(36)	(40)
Income (loss) from continuing operations	**97**	**(165)**	**766**
Income (loss) from discontinued operations, net of tax	(880)	(501)	677
Cumulative effect of change in accounting principles (SFAS 133), net of tax	–	(63)	–
Net income (loss)	**$ (783)**	**$ (729)**	**$ 1,443**
Basic earnings (loss) per share:			
Income (loss) from continuing operations	$ 0.09	$ (0.15)	$ 0.65
Net income (loss)	$ (0.70)	$ (0.64)	$ 1.22
Diluted earnings (loss) per share:			
Income (loss) from continuing operations	$ (0.08)	$ (0.15)	$ 0.65
Net income (loss)	$ (0.83)	$ (0.64)	$ 1.22

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

December 31 (in millions, except share data)	2002	2001 (restated)
Cash and equivalents	$ 2,478	$ 2,442
Marketable securities	2,135	2,924
Receivables, net	7,175	6,692
Inventories, net	2,377	2,568
Prepaid expenses and other	2,695	2,122
Assets in discontinued operations	3,095	5,912
Total current assets	**19,955**	**22,660**
Financing receivables, non-current	1,802	2,086
Property, plant and equipment, net	2,792	2,753
Goodwill	2,321	2,188
Other intangible assets, net	591	587
Prepaid pension and other related benefits	557	387
Investments and other	1,515	1,644
Total assets	**$ 29,533**	**$ 32,305**
Accounts payable, trade	$ 2,961	$ 2,506
Accounts payable, other	2,174	2,517
Short-term borrowings and current maturities of long-term borrowings	2,576	4,701
Accrued liabilities and other	8,319	7,100
Liabilities in discontinued operations	2,384	3,342
Total current liabilities	**18,414**	**20,166**
Long-term borrowings	5,376	5,003
Pension and other related benefits	1,659	1,617
Deferred taxes	1,166	1,049
Other liabilities	1,647	2,280
Total liabilities	**28,262**	**30,115**
Minority interest	258	215
Stockholders' equity:		
Capital stock and additional paid-in capital, par value CHF 2.50, 1,280,009,432 shares authorized, 1,200,009,432 shares issued	2,027	2,028
Retained earnings	2,614	3,397
Accumulated other comprehensive loss	(1,878)	(1,700)
Less: Treasury stock, at cost (86,830,312 and 86,875,616 shares at December 31, 2002 and 2001, respectively)	(1,750)	(1,750)
Total stockholders' equity	**1,013**	**1,975**
Total liabilities and stockholders' equity	**$ 29,533**	**$ 32,305**

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Year ended December 31 (in millions)	2002	2001 (restated)	2000
Operating activities			
Net income (loss)	$ (783)	$ (729)	$ 1,443
Adjustments to reconcile income (loss) to net cash provided by operating activities:			
Depreciation and amortization	611	787	836
Provisions	(131)	1,146	(123)
Pension and post-retirement benefits	37	1	(57)
Deferred taxes	(140)	(89)	102
Net gain from sale of property, plant and equipment	(23)	(23)	(247)
Loss (gain) on sale of discontinued operations	194	–	(1,030)
Other	(164)	135	(41)
Changes in operating assets and liabilities:			
Marketable securities (trading)	498	72	10
Trade receivables	627	65	77
Inventories	367	(106)	(136)
Trade payables	79	736	266
Other assets and liabilities, net	(1,153)	(12)	(353)
Net cash provided by operating activities	**19**	**1,983**	**747**
Investing activities			
Changes in financing receivables	264	(907)	(833)
Purchases of marketable securities (other than trading)	(4,377)	(3,280)	(2,239)
Purchases of property, plant and equipment	(602)	(761)	(553)
Acquisitions of businesses (net of cash acquired)	(144)	(578)	(893)
Proceeds from sales of marketable securities (other than trading)	4,525	3,873	2,292
Proceeds from sales of property, plant and equipment	476	152	238
Proceeds from sales of businesses (net of cash disposed)	2,509	283	1,499
Net cash provided by (used in) investing activities	**2,651**	**(1,218)**	**(489)**
Financing activities			
Changes in borrowings with maturities of 90 days or less	(1,677)	(69)	609
Increases in other borrowings	9,050	9,357	3,626
Repayment of other borrowings	(10,188)	(6,649)	(4,279)
Treasury and capital stock transactions	–	(1,393)	244
Dividends paid	–	(502)	(531)
Other	3	(67)	(61)
Net cash provided by (used in) financing activities	**(2,812)**	**677**	**(392)**
Effects of exchange rate changes on cash and equivalents	141	(72)	(84)
Adjustment for the net change in cash and equivalents in discontinued operations	37	(172)	(24)
Net change in cash and equivalents-continuing operations	**36**	**1,198**	**(242)**
Cash and equivalents beginning of year	2,442	1,244	1,486
Cash and equivalents end of year	**$ 2,478**	**$ 2,442**	**$ 1,244**
Interest paid	$ 482	$ 702	$ 647
Taxes paid	$ 298	$ 273	$ 273

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2002, 2001 (restated) and 2000

(in millions)	Capital stock and additional paid-in capital	Retained earnings	Accumulated other comprehensive loss: Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders' equity
Balance at January 1, 2000	**$ 2,071**	**$ 3,716**	**$ (1,005)**	**$ 67**	**$ (93)**	**$ –**	**$ (1,031)**	**$ (485)**	**$ 4,271**
Comprehensive income:									
Net income		1,443							**1,443**
Foreign currency translation adjustments			(152)				(152)		**(152)**
Effect of change in fair value of available-for-sale securities, net of tax of US$ 7				20			20		**20**
Minimum pension liability adjustments, net of tax of US$ 21					41		41		**41**
Total comprehensive income									**1,352**
Dividends paid		(531)							**(531)**
Purchase of treasury stock								(400)	**(400)**
Sale of treasury stock and put options	11							468	**479**
Balance at December 31, 2000	**2,082**	**4,628**	**(1,157)**	**87**	**(52)**	**–**	**(1,122)**	**(417)**	**5,171**
Comprehensive loss:									
Net loss[1]		(729)							**(729)**
Foreign currency translation adjustments[1]			(366)				(366)		**(366)**
Effect of change in fair value of available-for-sale securities, net of tax of US$ 16				(128)			(128)		**(128)**
Minimum pension liability adjustments, net of tax of US$ 1					3		3		**3**
Cumulative effect of change in accounting principles, net of tax of US$ 17						(41)	(41)		**(41)**
Change in derivatives qualifying as cash flow hedges, net of tax of US$ 18						(46)	(46)		**(46)**
Total comprehensive loss[1]									**(1,307)**
Dividends paid		(502)							**(502)**
Purchase of treasury stock								(1,615)	**(1,615)**
Sale of treasury stock	(101)							282	**181**
Call options	47								**47**
Balance at December 31, 2001[1]	**2,028**	**3,397**	**(1,523)**	**(41)**	**(49)**	**(87)**	**(1,700)**	**(1,750)**	**1,975**
Comprehensive loss:									
Net loss		**(783)**							**(783)**
Foreign currency translation adjustments			**(295)**				**(295)**		**(295)**
Accumulated foreign currency translation adjustments allocated to divestments of businesses			**90**				**90**		**90**
Effect of change in fair value of available-for-sale securities, net of tax of US$ 1				**3**			**3**		**3**
Minimum pension liability adjustments, net of tax of US$ 30					**(107)**		**(107)**		**(107)**
Change in derivatives qualifying as cash flow hedges, net of tax of US$ 52						**131**	**131**		**131**
Total comprehensive loss									**(961)**
Other	**(1)**								**(1)**
Balance at December 31, 2002	**$ 2,027**	**$ 2,614**	**$ (1,728)**	**$ (38)**	**$ (156)**	**$ 44**	**$ (1,878)**	**$ (1,750)**	**$ 1,013**

[1] Restated.

See accompanying Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
(U.S. dollar amounts in millions, except per share amounts)

Note 1 The company and management overview
ABB Ltd is a leading global company in power and automation technologies organized in four core business divisions: Utilities, Industries, Power Technology Products and Automation Technology Products. In addition, ABB Ltd has grouped certain of its other businesses into Non-Core Activities. In October 2002, to further sharpen its focus on power and automation technologies for utility and industry customers, ABB Ltd announced a simplified structure, effective January 1, 2003, consisting of two new core divisions: Power Technologies and Automation Technologies (see Note 25 to the Consolidated Financial Statements).

Management overview
ABB Ltd's exposure to asbestos claims and its high debt levels have weighed heavily on ABB Ltd during recent years and have forced management to focus intensely on ensuring ABB Ltd's ability to continue on a going concern basis.

In 2001 and 2002, ABB Ltd incurred significant net losses, partly as a result of a greater-than-anticipated increase in the number of and amounts demanded to settle certain asbestos-related claims against its subsidiary, Combustion Engineering (see Note 17), as well as the weak performance of the businesses that are now classified as non-core activities and discontinued operations and an overall weakening of global markets. These operating losses, combined with the effect of a repurchase of ABB Ltd shares in 2001 and other factors, have decreased ABB Ltd's consolidated stockholders' equity from $ 5.2 billion at December 31, 2000 to $ 1.0 billion at December 31, 2002. ABB Ltd's low equity base, high debt levels and the uncertainty with respect to the timing of the resolution to the asbestos issue have impacted ABB Ltd's ability to finance its core and non-core operations and to repay maturing debt.

With respect to the asbestos issue, based on current information, ABB Ltd expects that the initiated proceedings will provide an adequate resolution to the issue as discussed in more detail in Note 17. However, until Combustion Engineering's pre-packaged Chapter 11 plan of reorganization is finally approved and injunctive relief has been provided to bar future claims from being made, the ultimate settlement amount of asbestos-related claims and the potential exposure to liability for Combustion Engineering's asbestos-related claims remain uncertain.

In late 2001 and during 2002, the commercial paper market, on which ABB Ltd had significantly relied in the past, largely diminished as a funding source and ABB Ltd's credit rating fell below investment grade. As a consequence, ABB Ltd has faced challenges to replace or repay maturing short-term debt during 2002. On December 17, 2002, as a replacement of credit facilities obtained in December 2001 and during 2002, ABB Ltd entered into a 364-day $ 1.5 billion credit facility to fund ongoing liquidity requirements. Details of the credit facility as well as the maturing short-term debt in 2003 are more fully discussed in Note 14.

Given ABB Ltd's financial position, the weak performance in non-core/discontinued activities and the overall status of the international financial markets, ABB Ltd had to accept a number of stringent covenants in the new facility agreement (see Note 14), including requirements to meet asset divestment proceeds targets, the fulfillment of which is a condition to the continued availability of funding under the terms of the facility. ABB Ltd also had to provide security for the facility.

Management believes that the important steps taken in 2002, including the divestment of a large portion of the Structured Finance business (see Note 3), significant debt reduction and refinancing of short-term debt to extend the maturity profile of ABB Ltd's debt (see Note 14), introduction of a simplified organizational structure, and continuous strong performance of core businesses, as well as its plans for 2003, should ensure continued availability of the credit facility during 2003 (maximum of $ 1.5 billion).

However, because of the stringent nature of the covenants in the credit facility, management believes that it is prudent to plan for possible adverse developments that may jeopardize ABB Ltd's ability to rely on continued funding under the credit facility. Therefore, ABB Ltd's Board of Directors proposes to the annual shareholders' meeting that the shareholders approve an amendment to the existing provisions in the Articles of Incorporation on contingent share capital as to (i) a substantial increase of the contingent capital which would consequently allow the issuance of new ABB Ltd shares, and (ii) an extension of the use of the contingent capital for new financial instruments (such as convertible bonds).

Management's principal plans for 2003 include intensified operational improvements of the core businesses, for example, through the "Step change" program (see Note 24). Management's plans also include continued large divestments that it estimates will contribute proceeds in excess of $ 2 billion (in particular ABB Ltd's Oil, Gas and Petrochemical division, Buildings Systems business, remaining parts of the Structured Finance business and the Equity Ventures business), the closing of non-core activities and the reduction of total debt by applying the proceeds received from these divestments.

Note 2 Significant accounting policies
The following is a summary of significant accounting policies followed in the preparation of these Consolidated Financial Statements.

Basis of presentation
The Consolidated Financial Statements are prepared on the basis of United States (U.S.) generally accepted accounting principles (GAAP) and are presented in U.S. dollars ($) unless otherwise stated. Par value of capital stock is denominated in Swiss francs (CHF).

The number of shares and earnings per share data in the Consolidated Financial Statements have been presented as if the four-for-one split of ABB Ltd shares in May 2001 had occurred as of the earliest period presented.

Scope of consolidation
The Consolidated Financial Statements include 100 percent of the assets, liabilities, revenues, expenses, income, loss and cash flows of ABB Ltd and companies in which ABB Ltd has a controlling interest (subsidiaries), as if ABB Ltd and its subsidiaries (collectively, the "Company") were a single company. Significant intercompany accounts and transactions have been eliminated. Minority interest is calculated for entities fully consolidated but not wholly owned. The components of net income and equity attributable to the minority shareholders are presented in the minority interest line items included in the Consolidated Income Statement and Consolidated Balance Sheet.

Note 2 Significant accounting policies, continued
Investments in joint ventures and affiliated companies in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. This is generally presumed to exist when the Company owns between 20 percent and 50 percent of the investee. In certain circumstances, the Company's ownership of an investee exceeds 50 percent but it accounts for the investment using the equity method because it does not have a controlling interest due to certain rights of minority shareholders which allow them to participate in significant day-to-day operating and financial decisions of the investee.

Under the equity method, the Company's investment in and amounts due to and from an equity investee are included in the Consolidated Balance Sheet; the Company's share of an investee's earnings is included in the Consolidated Income Statement; and the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee, are included in the Consolidated Balance Sheet and the Consolidated Statement of Cash Flows. Additionally, the carrying value of investments accounted for using the equity method of accounting are adjusted downward to reflect any other-than-temporary declines in value.

Investments in non-public companies in which the Company does not have a controlling interest, or an ownership and voting interest sufficiently large to exert significant influence, are accounted for at cost. Dividends and other distributions of earnings from these investments are included in income when received.

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Reclassifications and restatements
Amounts reported for prior years in these Consolidated Financial Statements and Notes have been reclassified to conform to the current year's presentation.

As more fully described in Note 13 to the Consolidated Financial Statements, the Company has restated its 2001 Consolidated Financial Statements and Notes thereto to reflect changes in the Company's share of the earnings (losses) of an equity-accounted investee that restated its 2001 earnings to correct an error in accounting for the fair value of certain financial instruments.

Concentrations of credit risk
The Company sells a broad range of products, systems and services to a wide range of industrial and commercial customers throughout the world. Concentrations of credit risk with respect to trade receivables are limited due to a large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial position are performed and, generally, no collateral is required.

Subsequent to the sale of a significant portion of the Structured Finance business during 2002, the Financial Services activities of the Company are substantially reduced. As a consequence of this divestment, the concentration of credit risk in the Company's remaining lease and loan portfolio has increased. To control the remaining credit risks, the Company continues to apply specific policies and procedures, including those for the identification, evaluation and mitigation of credit risks. Such policies and procedures include measurements to develop and ensure the maintenance of a diversified portfolio through the active monitoring of counterparty, country and industry exposure.

The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

It is Company policy to invest cash in deposits with banks throughout the world and in other high quality, liquid marketable securities (such as commercial paper, government agency notes and asset-backed securities). The Company actively monitors its credit risk by routinely reviewing the credit worthiness of the investments held and by maintaining such investments in deposits or liquid securities. The Company has not incurred significant credit losses related to such investments.

The Company's exposure to credit risk on derivative financial instruments is the risk that a counterparty will fail to meet its obligations. To reduce this risk, the Company has credit policies which require the establishment and review of credit limits for individual counterparties. In addition, close-out netting agreements have been entered into with most counterparties. Close-out netting agreements are agreements which provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Cash and equivalents
Cash and equivalents include highly liquid investments with original maturities of three months or less.

Marketable securities
Debt and equity securities are classified as either trading or available-for-sale at the time of purchase and are carried at fair value. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities and unrealized gains and losses are included in the determination of net income. Unrealized gains and losses on available-for-sale securities are excluded from the determination of net income and are accumulated as a component of other comprehensive loss until realized. Realized gains and losses on available-for-sale securities are computed based upon historical cost of these securities applied using the specific identification method. Declines in fair values of available-for-sale investments that are other-than-temporary are included in the determination of net income.

The Company analyzes its available-for-sale securities for impairment when the fair values of individual securities have been below their cost basis for a period exceeding nine months or when other events indicate the need for assessment. The Company records an impairment charge through current period earnings and adjusts the cost basis for such other-than-temporary declines in fair value when the fair value is not anticipated to recover above cost within a three-month period after the measurement date unless there are mitigating factors that indicate an impairment charge through earnings may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the security.

(U.S. dollar amounts in millions, except per share amounts)

Note 2 Significant accounting policies, continued

Revenue recognition

The Company recognizes revenues in accordance with the United States Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB 101), *Revenue Recognition in Financial Statements.* The Company recognizes substantially all revenues from the sale of manufactured products upon transfer of title including the risks and rewards of ownership to the customer which generally occurs upon shipment of products. On contracts for sale of manufactured products requiring installation which can only be performed by the Company, revenues are deferred until installation of the products is complete. Revenues from short-term fixed-price contracts to deliver services are recognized upon completion of required services to the customer. Revenues from contracts which contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed.

Sales under long-term fixed-price contracts are recognized using the percentage-of-completion method of accounting. The Company principally uses the cost-to-cost or delivery events method to measure progress towards completion on contracts. Management determines the method to be used for each contract based on its judgment as to which method best measures actual progress towards completion.

Anticipated costs for warranties on products are accrued upon sales recognition on the related contracts. Losses on fixed-price contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract sales.

Sales under cost-reimbursement contracts are recognized as costs are incurred. Shipping and handling costs are recorded as a component of cost of sales.

Receivables

The Company accounts for the securitization of trade receivables in accordance with Statement of Financial Accounting Standards No. 140 (SFAS 140), *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* SFAS 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered as evaluated in accordance with the criteria provided in SFAS 140.

The Company accounts for the transfer of its receivables to Qualifying Special Purpose Entities (QSPEs) as a sale of those receivables to the extent that consideration other than beneficial interests in the transferred accounts receivable is received. The Company does not recognize the transfer as a sale unless the receivables have been put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. In addition, the QSPEs must obtain the right to pledge or exchange the transferred receivables, and the Company cannot retain the ability or obligation to repurchase or redeem the transferred receivables.

At the time the receivables are sold, the balances are removed from trade receivables and a retained interest or deferred purchase price component is recorded in other receivables. The retained interest is recorded at its estimated fair value. Costs associated with the sale of receivables are included in the determination of current earnings.

From time to time, the Company may, in its normal course of business, sell receivables outside the securitization programs with or without recourse. Sales and transfers that do not meet the requirements of SFAS 140 are accounted for as secured borrowings.

Inventories

Inventories are stated at the lower of cost (determined using either the first-in, first-out or the weighted average cost method) or market. Inventoried costs relating to percentage-of-completion contracts are stated at actual production costs, including overhead incurred to date, reduced by amounts identified with sales recognized.

Impairment of long-lived assets and accounting for discontinued operations

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets,* which superceded Statement of Financial Accounting Standards No. 121 (SFAS 121), *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* yet retained the fundamental provisions of SFAS 121 related to the recognition and measurement of the impairment of long-lived assets (i.e., property, plant, and equipment and identifiable intangibles) to be "held and used". When events or circumstances indicate the carrying amount of a long-lived asset that is being held and used may not be recoverable, the Company assesses impairment by comparing an asset's net undiscounted cash flows expected to be generated over its remaining useful life to the asset's net carrying value. If impairment is indicated, the carrying amount of the asset is reduced to its estimated fair value.

In accordance with SFAS 144, the Company segregates on its Consolidated Balance Sheet the assets (or groups of assets and related liabilities) that during 2002 met certain restrictive criteria regarding the Company's commitment to plans for disposal. Depreciation and amortization cease when the asset meets the criteria to be classified as held for sale. If (1) a planned or completed disposal involves a component of the Company whose operations and cash flows can be distinguished operationally and for financial reporting purposes; (2) such operations and cash flows will be (or have been) eliminated from the Company's ongoing operations; and (3) the Company will not have any significant continuing involvement in the component, then the component's results of operations are presented as discontinued operations for all periods. Operating losses from discontinued operations are recognized in the period in which they occur. Interest expense is allocated to discontinued operations in accordance with Emerging Issues Task Force No. 87-24, *Allocation of Interest to Discontinued Operations.* Long-lived assets (or groups of assets and related liabilities) classified as held for sale or as discontinued operations are measured at the lower of carrying amount or fair value less cost to sell.

In connection with the adoption of SFAS 144, the Company elected to cease presenting cash flows from discontinued operations as a single line and instead present the relevant amounts within cash flows from operating and investing activities. Accordingly, the cash flows associated with disposals in 2000 have been reclassified to conform to the current year's presentation.

(U.S. dollar amounts in millions, except per share amounts)

Note 2 Significant accounting policies, continued
Prior to adoption of SFAS 144, the Company accounted for discontinued operations in accordance with APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* in which only the results of operations of a segment or major line of business that has been sold, abandoned, or otherwise disposed of, or is the subject of a formal plan for disposal, could be classified as discontinued operations. Segments or major lines of business classified as discontinued operations were measured at the lower of carrying amount or net realizable value, including an estimate of future operating losses expected to be incurred.

Goodwill and other intangible assets
The excess of cost over the fair value of net assets of acquired businesses is recorded as goodwill. The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets.* Under SFAS 142 goodwill from acquisitions completed after June 30, 2001, has not been amortized. The total amount of goodwill recognized on acquisitions completed after June 30, 2001, was not significant. Beginning from January 1, 2002, goodwill has not been amortized. For years prior to January 1, 2002, the goodwill had been amortized on a straight-line basis over periods ranging from 3 to 20 years. In accordance with SFAS 142, goodwill is tested annually for impairment on October 1st and also upon the occurrence of significant events. The Company uses a discounted cash flow model to determine the fair value of reporting units containing goodwill to measure the potential impairment of such goodwill.

The cost of acquired intangibles is amortized on a straight-line basis over their estimated useful lives, typically ranging from 3 to 10 years. Intangible assets are tested for impairment upon the occurrence of certain triggering events.

Capitalized software costs
The Company expenses costs incurred in the preliminary project stage, and thereafter capitalizes costs incurred in developing or obtaining software. Capitalized costs of software for internal use are accounted for in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* and are amortized on a straight-line basis over the estimated useful life of the software, typically ranging from 3 to 5 years. Capitalized costs of a software product to be sold are accounted for in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,* and are carried at the lower of unamortized cost or net realizable value until the product is released to customers, at which time capitalization ceases and costs are amortized on a straight-line basis over the estimated life of the product.

Property, plant and equipment
Property, plant and equipment is stated at cost, less accumulated depreciation, using the straight-line method over the estimated useful lives of the assets as follows: 10 to 50 years for buildings and leasehold improvements and 3 to 15 years for machinery and equipment.

Derivative financial instruments
The Company uses derivative financial instruments to manage interest rate and currency exposures, and to a lesser extent commodity exposures, arising from its global operating, financing and investing activities. The Company's policies require that the industrial entities economically hedge all contracted foreign exposures, as well as at least fifty percent of the anticipated sales volume of standard products over the next twelve months. In addition, derivative financial instruments were also used for proprietary trading purposes within the Company's former Financial Services division and within limits determined by the Company's Board of Directors until June 2002, when the Company ceased entering into new positions.

Change in accounting principles
On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as subsequently amended (SFAS 133). SFAS 133 requires the Company to recognize all derivatives, other than certain derivatives indexed to the Company's own stock, on the Consolidated Balance Sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The Company accounted for the adoption of SFAS 133 as a change in accounting principle. Based on the Company's outstanding derivatives at January 1, 2001, the Company recognized the cumulative effect of the accounting change as a loss in the Consolidated Income Statement of approximately $ 63 million, net of tax (basic and diluted loss per share of $ 0.06), and a reduction to equity of $ 41 million, net of tax, in accumulated other comprehensive loss.

Forward foreign exchange contracts are the primary instrument used to manage foreign exchange risk. Where forward foreign exchange contracts are designated as cash flow hedges under SFAS 133, changes in their fair value are recorded in the accumulated other comprehensive loss component of stockholders' equity, net of tax, until the hedged item is recognized in earnings. The Company also enters into forward foreign exchange contracts that serve as economic hedges of existing assets and liabilities. These are not designated as accounting hedges under SFAS 133 and, consequently, changes in their fair value are reported in earnings where they offset the gain or loss on the foreign currency denominated asset or liability.

To reduce its interest rate and currency exposure arising from its funding activities and to hedge specific assets, the Company uses interest rate and currency swaps. Where interest rate swaps are designated as fair value hedges, the changes in value of the swaps are recognized in earnings, as are the changes in the value of the underlying assets or liabilities. Where such interest rate swaps do not qualify for the short cut method as defined under SFAS 133, any ineffectiveness is included in earnings. Where interest rate swaps are designated as cash flow hedges, their change in value is recognized in the accumulated other comprehensive loss component of stockholders' equity, net of tax, until the hedged item is recognized in earnings.

Note 2 Significant accounting policies, continued

All other swaps, futures, options and forwards which are designated as effective hedges of specific assets, liabilities or committed or forecasted transactions are recognized in earnings consistent with the effects of hedged transactions.

If an underlying hedged transaction is terminated early, the hedging derivative financial instrument is treated as if terminated simultaneously, with any gain or loss on termination of the derivative immediately recognized in earnings. Where derivative financial instruments have been designated as hedges of forecasted transactions, and such forecasted transactions no longer become probable of occurring, hedge accounting ceases and any derivative gain or loss previously included in the accumulated other comprehensive loss component of stockholders' equity is reclassified into earnings.

Certain commercial contracts may grant rights to the Company or other counterparties, or contain other provisions considered to be derivatives under SFAS 133. Such embedded derivatives are assessed at inception of the contract and depending on their characteristics accounted for as separate derivative instruments pursuant to SFAS 133.

Prior to implementation of SFAS 133 – year 2000

Prior to January 1, 2001, instruments which were used as hedges had to be effective at reducing the risk associated with the exposure being hedged and had to be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments had to be highly correlated with changes in the market values of the underlying hedged items, both at inception of the hedge and over the life of the hedge contract. Any derivative that was not designated as a hedge, or was so designated but was ineffective, or was in connection with anticipated transactions, was marked to market and recognized in earnings.

Gains and losses on foreign currency hedges of existing assets or liabilities were recognized in income consistent with the hedged item. Gains and losses on foreign currency hedges of firm commitments were deferred and recognized in income as part of the hedged transaction. Other foreign exchange contracts were marked to market and recognized in earnings.

Interest rate and currency swaps that were designated as hedges of borrowings or specific assets were accounted for on an accrual basis and were recorded as an adjustment to the interest income or expense of the underlying asset or liability over its life.

All other swaps, futures, options and forwards which were designated as effective hedges of specific assets, liabilities, or committed transactions, were recognized consistent with the effects of hedged transactions.

If the underlying hedged transaction was terminated early, the hedging derivative financial instrument was terminated simultaneously, with any gains or losses recognized immediately. Gains or losses arising from early termination of a derivative financial instrument of an effective hedge were accounted for as adjustments to the basis of the hedged transaction.

Derivative financial instruments used in the Company's trading activities were marked to market and recognized in earnings.

Insurance

The following accounting policies apply specifically to the Insurance business area.

Premiums and acquisition costs

Premiums are generally earned pro rata over the period coverage is provided and are reflected in revenues in the Consolidated Income Statement. Premiums earned include estimates of certain premiums due, including adjustments on retrospectively rated contracts. Premium receivables include premiums relating to retrospectively rated contracts that represent the estimate of the difference between provisional premiums received and the ultimate premiums due. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of reinsurance contracts or certificates in force. These unearned premiums are calculated by the monthly pro rata method or are based on reports from ceding companies. Acquisition costs are costs related to the acquisition of new business and renewals. These costs are deferred and charged against earnings ratably over the terms of the related policy.

Profit commission

Certain contracts carry terms and conditions that result in the payment of profit commissions. Estimates of profit commissions are reviewed based on underwriting experience to date and, as adjustments become necessary, such adjustments are reflected in current operations.

Loss and loss adjustment expenses

Loss and loss adjustment expenses are charged to operations as incurred and are reflected in cost of sales in the Consolidated Income Statement. The liabilities for unpaid loss and loss adjustment expenses, reflected in accrued liabilities, other, are determined on the basis of reports from ceding companies and underwriting associations, as well as estimates by management and in-house actuaries, including those for incurred but not reported losses, salvage and subrogation recoveries. Inherent in the estimates of losses are expected trends of frequency, severity and other factors that could vary significantly as claims are settled. Accordingly, ultimate losses could vary from the amounts provided for in these Consolidated Financial Statements.

Fees

Contracts that neither result in the transfer of insurance risk nor the reasonable possibility of significant loss to the reinsurer are accounted for as financing arrangements rather than reinsurance. Consideration received for such contracts is reflected as accounts payable, other, and are amortized on a pro rata basis over the life of the contract.

(U.S. dollar amounts in millions, except per share amounts)

Note 2 Significant accounting policies, continued

Funds withheld

Under the terms of certain reinsurance agreements, the ceding reinsurer retains a portion of the premium to provide security for expected loss payments. The funds withheld are generally invested by the ceding reinsurer and earn an investment return that becomes additional funds withheld.

Reinsurance

The Company seeks to reduce the loss that may arise from catastrophes and other events that may cause unfavorable underwriting results by reinsuring certain levels of risks with other insurance enterprises or reinsurers. Reinsurance contracts are accounted for by reducing premiums earned by amounts paid to the reinsurers. Recoverable amounts are established for paid and unpaid losses and loss adjustment expense ceded to the reinsurer. Amounts recoverable from the reinsurer are estimated in a manner consistent with the claim liability associated with the reinsurance policy. Contracts where it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet the conditions for reinsurance accounting and are recorded as deposits.

Translation of foreign currencies and foreign exchange transactions

The functional currency for most of the Company's operations is the applicable local currency. The translation from the applicable functional currencies into the Company's reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and for income statement accounts using average rates of exchange prevailing during the year. The resulting translation adjustments are excluded from the determination of net income and are accumulated as a component of other comprehensive loss until the entity is sold or substantially liquidated.

Foreign currency transactions, such as those resulting from the settlement of foreign currency denominated receivables or payables, are included in the determination of net income, except as they relate to intra-Company loans that are equity-like in nature with no reasonable expectation of repayment which are accumulated as a component of other comprehensive loss.

In highly inflationary countries, monetary balance sheet positions in local currencies are converted into U.S. dollars at the year-end rate. Fixed assets are kept at historical U.S. dollar values from acquisition dates. Sales and expenses are converted at the exchange rates prevailing upon the date of the transaction. All translation gains and losses from restatement of balance sheet positions are included in the determination of net income.

Taxes

The Company uses the asset and liability method to account for deferred taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred taxes and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realizable.

Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries as it is expected that these earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Deferred taxes are provided in situations where the Company's subsidiaries plan to make future dividend distributions.

Research and development

Research and development expense was $ 550 million, $ 593 million and $ 660 million in 2002, 2001 and 2000, respectively. These costs are included in selling, general and administrative expenses.

Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; shares issuable in relation to outstanding convertible bonds, if dilutive; and outstanding written put options, for which net share settlement at average market price of the Company's stock was assumed, if dilutive (see Notes 21 and 23).

Stock-based compensation

The Company has a management incentive plan under which it offers stock warrants to key employees, for no consideration. The plan is described more fully in Note 21. The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees,* as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), *Accounting for Stock Based Compensation.* All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company. The following table illustrates the effect on net income and earnings per share (see Note 23) if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the warrants was determined on the date of grant by using the Binomial option model (see Note 21).

(U.S. dollar amounts in millions, except per share amounts)

Note 2 Significant accounting policies, continued

Year ended December 31,	2002	2001	2000
Net income (loss), as reported	$ (783)	$ (729)	$ 1,443
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(22)	(22)	(20)
Pro forma net income (loss)	**$ (805)**	**$ (751)**	**$ 1,423**
Earnings per share:			
Basic – as reported	$ (0.70)	$ (0.64)	$ 1.22
Basic – pro forma	$ (0.72)	$ (0.66)	$ 1.21
Diluted – as reported	$ (0.83)	$ (0.64)	$ 1.22
Diluted – pro forma	$ (0.85)	$ (0.66)	$ 1.20

New accounting standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, *Business Combinations,* and Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets,* which modified the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date is not amortized, but charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets are recognized separately from goodwill, and are amortized over their useful lives. During 2002, all goodwill was required to be tested for impairment as of January 1, 2002, with a transition adjustment recognized for any impairment found. The Company determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. The Company recognized goodwill amortization expense in continuing operations of $ 155 million and $ 152 million in 2001 and 2000, respectively, and goodwill amortization expense in discontinued operations of $ 36 million and $ 22 million in 2001 and 2000, respectively. Accordingly, loss from continuing operations in 2001 and income from continuing operations in 2000 would have been $ 10 million ($ 0.01 per share) and $ 918 million ($ 0.77 per share), respectively, and net loss in 2001 and net income in 2000 would have been $ 538 million ($ 0.48 per share) and $ 1,617 million ($ 1.36 per share), respectively, if the Company had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 143 (SFAS 143), *Accounting for Asset Retirement Obligations,* which is effective for fiscal years beginning after June 15, 2002, and requires that the fair value of a legal obligation associated with the retirement of tangible long-lived assets be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and allocated to expense over its useful life. The Company adopted SFAS 143 effective January 1, 2003. The Company does not expect SFAS 143 to have a material impact on its results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets.* This Statement supersedes Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of,* while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement broadens the presentation of discontinued operations to include more sold and abandoned businesses. The Company adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of several businesses and groups of assets as discontinued operations for all periods presented to the extent these businesses and groups of assets met the new criteria during 2002. Disposals and abandonments in previous years were not re-evaluated or reclassified.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. The Company elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $ 12 million recorded as extraordinary items in 2001, are no longer reflected in extraordinary items.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard is effective January 1, 2003 and is to be applied to restructuring plans initiated after that date.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will occur under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The recognition measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. The Company has adopted the disclosure requirements of FIN 45 as of December 31, 2002.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), *Accounting for Stock-Based Compensation – Transition and Disclosure. An Amendment of FASB Statement No. 123.* The Company has elected to continue with its current practice of applying the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees.* The Company has adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities.* FIN 46 requires existing unconsolidated variable interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003, FIN 46 applies for periods beginning after June 15, 2003.

(U.S. dollar amounts in millions, except per share amounts)

Note 2 Significant accounting policies, continued

In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), *Accounting for Revenue Arrangements with Multiple Deliverables,* which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangement, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after January 1, 2004. The Company believes that EITF 00-21 will not result in a significant change in its practice of accounting for arrangements involving delivery or performance of multiple products and services.

Note 3 Discontinued operations

During 2000, the Company disposed of its Power Generation segment, which included its investment in ABB ALSTOM POWER NV (the "Joint Venture") and its nuclear technology business. The Company sold its nuclear technology business to British Nuclear Fuels PLC in April 2000 and its 50 percent interest in the Joint Venture to ALSTOM SA (ALSTOM) in May 2000.

In connection with the sale of its 50 percent interest in the Joint Venture to ALSTOM in May 2000, the Company received cash proceeds of $ 1,197 million and recognized a gain of $ 734 million ($ 713 million, net of tax), which includes $ 136 million of accumulated foreign currency translation losses. In connection with the sale of the nuclear technology business to British Nuclear Fuels PLC in April 2000, the Company received cash proceeds of $ 485 million and recognized a gain of $ 55 million ($ 17 million, net of tax). The net gain from the sale of the nuclear technology business reflects a $ 300 million provision for estimated environmental remediation. These gains were also offset by operating losses associated with these businesses.

In November 2002, the Company sold most of its Structured Finance business to GE Commercial Finance and received cash proceeds of approximately $ 2,000 million, including a contingent payment of $ 20 million to be released to ABB Ltd in the future based on amounts ultimately collected by GE Commercial Finance. The sale and purchase agreement provides GE Commercial Finance the option to require the Company to repurchase certain designated assets transferred to GE Commercial Finance upon the occurrence of certain events, but in any event no later than February 1, 2004. The Company provided to GE Commercial Finance several cash collateralized letters of credit for a total amount of $ 202 million as security for certain performance-related obligations retained by the Company in connection with the sale. The net loss from the sale of the Structured Finance business amounted to $ 146 million including accumulated foreign currency translation losses of $ 54 million, and the fair value of $ 38 million for GE Commercial Finance's right to require the Company to repurchase certain designated assets. The net loss is included in income (loss) from discontinued operations, net of tax.

In December 2002, the Company sold its metering business to Ruhrgas Industries GmbH of Essen, Germany, for $ 223 million, including payment of $ 15 million into an escrow account until final completion of the transaction. Water and electricity metering was no longer a core business and its divestment was part of the Company's divestment strategy. The net loss from the disposal of the metering business was $ 48 million including currency translation losses of $ 35 million and goodwill write-off of $ 65 million. The net loss is included in income (loss) from discontinued operations, net of tax.

In December 2002, the Company's Board of Directors approved management's plans to sell the Oil, Gas and Petrochemical business. The planned disposal is in line with the Company's strategy to focus on power and automation technologies for utility and industry customers. Management anticipates divesting the business in a series of stock and asset sales in 2003. Accordingly, the results of the business are presented as discontinued operations for all periods presented. Revenues of $ 3,854 million, $ 3,478 million and $ 2,774 million in 2002, 2001 and 2000, respectively, in the summary, below, is attributable to the Oil, Gas and Petrochemical business. Income (loss) from discontinued operations, net of tax, attributable to the Oil, Gas and Petrochemical business includes $ (121) million, $ 8 million and $ 105 million in 2002, 2001 and 2000, respectively.

Income (loss) from discontinued operations, net of tax, also includes other abandoned and sold assets, with net losses of $ 101 million, $ 21 million and $ 2 million in 2002, 2001 and 2000, respectively.

Income (loss) from discontinued operations, net of tax, also includes losses related to the Company's U.S. subsidiary, Combustion Engineering Inc. (Combustion Engineering), of approximately $ 420 million, $ 470 million and $ 70 million in asbestos-related provisions in 2002, 2001 and 2000, respectively (see Note 17).

Operating results of the discontinued businesses are summarized as follows:

Year ended December 31,	2002	2001	2000
Revenues	$ 4,560	$ 4,344	$ 3,732
Costs and expenses, finance loss	(5,164)	(4,772)	(3,670)
Income (loss) before taxes	**(604)**	**(428)**	**62**
Tax expense	(41)	(39)	(84)
Minority interest	(41)	(34)	(8)
Net loss from discontinued operations	**(686)**	**(501)**	**(30)**
Net loss from equity accounted investments, net of tax of $15 million	–	–	(23)
Gain (loss) from dispositions[1], net of tax of $ 31 million in 2002 and $ 59 million in 2000	(194)	–	730
Income (loss) from discontinued operations, net of tax	**$ (880)**	**$ (501)**	**$ 677**
Basic earnings (loss) per share:			
Income (loss) from discontinued operations, net of tax	$ (0.79)	$ (0.43)	$ 0.57
Diluted earnings (loss) per share:			
Income (loss) from discontinued operations, net of tax	$ (0.75)	$ (0.43)	$ 0.57

[1] The 2000 amount is net of a $ 300 million provision for environmental remediation.

(U.S. dollar amounts in millions, except per share amounts)

Note 3 Discontinued operations, continued
The portion of the Company's interest expense reclassified to income (loss) from discontinued operations, net of tax, in accordance with Emerging Issues Task Force No. 87-24, *Allocation of Interest to Discontinued Operations,* was $ 33 million, $ 34 million and $ 42 million in 2002, 2001 and 2000, respectively. These amounts were calculated based upon the ratio of net assets of the discontinued business divided by the sum of total net assets and total debt (but only that portion of debt not directly attributable to other operations of the Company). This ratio was multiplied by the portion of total interest expense not directly attributable to other operations of the Company to arrive at the interest reclassified to income (loss) from discontinued operations, net of tax.

The components of assets and liabilities in discontinued operations are summarized as follows:

December 31,	2002	2001
Cash and marketable securities	$ 300	$ 347
Receivables, net	1,285	1,676
Inventories, net	397	507
Prepaid expenses and other	152	236
Financing receivables, non-current	41	2,177
Intangible assets	561	524
Property, plant and equipment, net	121	250
Other assets	238	195
Assets in discontinued operations	**$ 3,095**	**$ 5,912**
Accounts payable	$ 1,677	$ 1,678
Short-term borrowings	44	46
Accrued liabilities	404	487
Long-term borrowings	–	40
Other liabilities	259	1,091
Liabilities in discontinued operations	**$ 2,384**	**$ 3,342**

Note 4 Business combinations and other divestments

Entrelec Group
In June 2001, the Company completed the acquisition, through an open-market tender, of Entrelec Group, a France-based supplier of industrial automation and control products operating in 17 countries. The Company's Consolidated Financial Statements include Entrelec's result of operations since June 20, 2001, the transaction closing date.

The cash purchase price of the acquisition was approximately $ 284 million. The excess of the purchase price over the fair value of the assets acquired totaled to $ 294 million and has been recorded as goodwill. The transaction has been accounted for as a purchase. Included in the purchase price allocation was an amount of $ 21 million for a restructuring of the business.

b-business partners B.V.
In June 2000, the Company entered into a share subscription agreement to acquire 42 percent interest in b-business partners B.V. Pursuant to the terms of the agreement, the Company committed to invest a total of $ 278 million, of which $ 69 million was paid in 2000 and $ 134 million was paid during the first half of 2001. In December 2001, Investor AB (a Swedish investment company that also owns shares of ABB Ltd) acquired 90 percent of the Company's investment in b-business partners B.V. for approximately book value, or $ 166 million in cash. Immediately after this transaction, b-business partners B.V. repurchased 50 percent of its outstanding shares from all investors, which resulted in a return of capital to the Company of $ 10 million. As of December 31, 2002, the Company retains a 4 percent investment in b-business partners B.V. and is committed to provide additional capital to b-business partners B.V. of $ 4 million. Further, b-business partners B.V. retains a put right to compel the Company to repurchase 150,000 shares of b-business partners B.V. at a cost of approximately $ 16 million.

Other acquisitions and investments
During 2002, 2001, and 2000, the Company invested $ 154 million, $ 179 million and $ 896 million, respectively, in 32, 60 and 61 new businesses, joint ventures and affiliated companies. Of these transactions, 6, 10 and 24, respectively, represented acquisitions accounted for as purchases and accordingly, the results of operations of the acquired businesses have been included in the Company's Consolidated Financial Statements from the respective acquisition dates. The aggregate purchase price of these acquisitions during 2002, 2001 and 2000 was $ 84 million, $ 45 million and $ 416 million, respectively. The aggregate excess of the purchase price over the fair value of the net assets acquired totaled $ 93 million, $ 29 million and $ 447 million, in 2002, 2001 and 2000, respectively, and has been recorded as goodwill except for the aggregate of purchase price over the fair value of net assets acquired that were part of businesses whose assets and liabilities, including goodwill, are reflected as assets and liabilities in discontinued operations for all periods presented. Assuming these acquisitions had occurred on the first day of the year prior to their purchase, the pro forma Consolidated Income Statement for those years would not have materially differed from reported amounts either on an individual or an aggregate basis.

(U.S. dollar amounts in millions, except per share amounts)

Note 4 Business combinations and other divestments, continued
Divestment of air handling business
On January 31, 2002, the Company sold its Air Handling equipment business to Global Air Movement (Luxembourg) SARL for proceeds of $ 147 million including a vendor note of $ 34 million issued by the purchaser. The Company recognized a net gain of $ 74 million which is included in other income (expense), net. The Company's Air Handling equipment business supplied fan and ventilation products for public, commercial and industrial ventilation and process applications. It was a part of the Company's manufacturing and consumer industries division and made up a key part of the former Fläkt Group.

Other divestitures
In the ordinary course of business, the Company periodically divests businesses and investments not considered by management to be aligned with its focus on activities with high growth potential. The results of operations of the divested businesses are included in the Company's Consolidated Income Statement through the date of disposition. During 2002, 2001 and 2000, the Company sold several operating units and investments for total proceeds of $ 209 million, $ 117 million and $ 281 million, respectively, and recognized net gains of $ 24 million, $ 34 million and $ 201 million, respectively, which are included in other income (expense), net, except for gains or losses from the disposal of operating units that were part of businesses whose results of operations, including such gains and losses, are reflected in income (loss) from discontinued operations, net of tax, for all periods presented. Net income from these operations was not material in 2002, 2001 and 2000.

Note 5 Marketable securities
Marketable securities consist of the following:

December 31,	2002	2001
Trading	$ 48	$ 545
Available-for-sale	2,087	2,379
Total	**$ 2,135**	**$ 2,924**

Available-for-sale securities classified as marketable securities consist of the following:

	Cost	Unrealized gains	Unrealized losses	Fair value
At December 31, 2002:				
Equity securities	**$ 562**	**$ 8**	**$ (329)**	**$ 241**
Debt securities:				
U.S. government obligations	612	13	(3)	622
European government obligations	434	4	–	438
Corporate	265	6	–	271
Asset-backed	32	–	–	32
Other	464	19	–	483
Total debt securities	**1,807**	**42**	**(3)**	**1,846**
Total	**$ 2,369**	**$ 50**	**$ (332)**	**$ 2,087**
At December 31, 2001:				
Equity securities	**$ 677**	**$ 22**	**$ (275)**	**$ 424**
Debt securities:				
U.S. government obligations	654	12	(12)	654
European government obligations	437	1	(2)	436
Corporate	382	4	(2)	384
Asset-backed	1	–	–	1
Other	441	40	(1)	480
Total debt securities	**1,915**	**57**	**(17)**	**1,955**
Total	**$ 2,592**	**$ 79**	**$ (292)**	**$ 2,379**

The net unrealized gain (loss) on available-for-sale securities presented above included the unrealized gain (loss) on available-for-sale securities accounted for as cash flow hedges in connection with the Company's management incentive plan. The net unrealized loss on such securities is $ 282 million and $ 216 million at December 31, 2002 and 2001, respectively.

(U.S. dollar amounts in millions, except per share amounts)

Note 5 Marketable securities, continued

At December 31, 2002, contractual maturities of the above available-for-sale debt securities consist of the following:

	Cost	Fair value
Less than one year	$ 688	$ 688
One to five years	728	740
Six to ten years	198	203
Due after ten years	193	215
Total	**$ 1,807**	**$ 1,846**

Gross realized gains on available-for-sale securities were $ 60 million, $ 78 million and $ 39 million in 2002, 2001 and 2000, respectively. Gross realized losses on available-for-sale securities were $ 34 million, $ 39 million and $ 27 million in 2002, 2001 and 2000, respectively. Additionally, in 2002 the Company recorded charges of $ 46 million related to the impairment of available-for-sale securities. This is included in earnings before interest and taxes. Based on the application of its accounting policies, the Company expects further impairment losses to be recorded in 2003 related to the unrealized loss on available-for-sale securities carried in accumulated other comprehensive loss, if market conditions do not improve. There were no significant impairment charges in 2001 and 2000.

At December 31, 2002, investments and other included $ 77 million of available-for-sale securities, which are strategic investments. Net unrealized losses of $ 42 million for these investments are included in the accumulated other comprehensive income component of stockholders' equity.

At December 31, 2001, investments and other included $ 236 million of available-for-sale securities that were pledged in connection with the Company's pension plan in Sweden. These securities were comprised of European government and other debt securities recorded at their fair value of $ 161 million (including $ 3 million of unrealized gains) and equity securities recorded at their fair value of $ 75 million (net of unrealized losses of $ 13 million). During 2002, the Company purchased an additional $ 23 million of available-for-sale securities which it also pledged in connection with this pension plan. The entire pledged portfolio experienced further losses partially offset by the favorable impact of the change in exchange rates during 2002. At December 31, 2002, this entire portfolio was contributed to a pension trust at its then fair value of $ 260 million and the Company recognized the related cumulative net loss of $ 27 million in interest and other finance expense.

The net change in unrealized gains and losses in fair values of trading securities was not significant in 2002, 2001 or 2000.

At December 31, 2002 and 2001, the Company pledged $ 673 million and $ 848 million, respectively, of marketable securities as collateral for issued letters of credit, insurance contracts or other security arrangements and, in addition, in 2001, also as collateral for repurchase agreements.

Note 6 Financial instruments

Cash flow hedges

The Company enters into forward foreign exchange contracts to manage the foreign exchange risk of its operations. To a lesser extent the Company also uses commodity contracts to manage its commodity risks. Where such instruments are designated and qualify as cash flow hedges, the changes in their fair value are recorded in the accumulated other comprehensive loss component of stockholders' equity, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is shown in either revenues or cost of sales consistent with the classification of the earnings impact of the underlying transaction being hedged. Any hedge ineffectiveness is included in revenues and cost of sales but is not significant for 2002 or 2001.

During 2002 and 2001, the amount reclassified from accumulated other comprehensive loss to earnings, which represented derivative financial instrument net losses, amounted to $ 4 million and $ 130 million, respectively, net of taxes, which includes $ 8 million and $ 31 million, net of taxes, respectively, associated with the transition adjustment at recorded January 1, 2001. It is anticipated that during 2003, $ 40 million, net of taxes, of the amount included in accumulated other comprehensive loss at December 31, 2002, which represents gains on derivative financial instruments will be reclassified to earnings due to the occurrence of the underlying hedged transaction. Derivative financial instrument gains and losses reclassified to earnings offset the losses and gains on the items being hedged.

While the Company's cash flow hedges are primarily hedges of exposures over the next eighteen months, the amount included in accumulated other comprehensive loss at December 31, 2002 includes hedges of certain exposures maturing up to 2007.

Fair value hedges

To reduce its interest rate and currency exposure arising from its funding activities and to hedge specific assets, the Company uses interest rate and currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the underlying liabilities or assets, are recorded as offsetting gains and losses in the determination of earnings. The amount of hedge ineffectiveness for 2002 and 2001 is not significant.

Disclosure about fair values of financial instruments

The Company uses the following methods and assumptions in estimating fair values for financial instruments:

Cash and equivalents, receivables, accounts payable, short-term borrowings and current portion of long-term borrowings: The carrying amounts reported in the Consolidated Balance Sheet approximate the fair values.

Marketable securities (including trading and available-for-sale securities): Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

(U.S. dollar amounts in millions, except per share amounts)

Note 6 Financial instruments, continued

Financing receivables and loans (non-current portion): Fair values are determined using discounted cash flow methodology based upon loan rates of similar instruments. The carrying values and estimated fair values of long-term loans granted at December 31, 2002 were $ 783 million and $ 668 million, respectively, and at December 31, 2001 were $ 1,102 million and $ 1,118 million, respectively.

Long-term borrowings (non-current portion): Fair values are based on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or in the case of bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. Such swap curves are interest rates quoted by market participants for the relevant maturities, excluding any component associated with credit risk of counterparties. As these bonds or note issuances reflect liabilities of the Company, if the Company's credit rating was reflected in these discount rates, the present value calculation would result in a lower fair value liability. The carrying values and estimated fair values of long-term borrowings at December 31, 2002 were $ 5,376 million and $ 5,282 million, respectively, and at December 31, 2001 were $ 5,003 million and $ 4,969 million, respectively.

Derivative financial instruments: Fair values are the amounts at which the contracts could be settled. These fair values are estimated by using discounted cash flow methodology based on available market data, option pricing models or by obtaining quotes from brokers. At December 31, 2002 and 2001, the carrying values equal fair values. The fair values are disclosed in Notes 9 and 15.

Note 7 Receivables

Receivables consist of the following:

December 31,	2002	2001
Trade receivables	$ 3,303	$ 3,487
Other receivables	3,114	2,923
Allowance	(233)	(246)
	6,184	**6,164**
Unbilled receivables, net:		
Costs and estimated profits in excess of billings	1,691	1,504
Advance payments received	(700)	(976)
	991	**528**
Total	**$ 7,175**	**$ 6,692**

Trade receivables include contractual retention amounts billed to customers of $ 129 million and $ 128 million at December 31, 2002 and 2001, respectively. Management expects the majority of related contracts will be completed and substantially all of the billed amounts retained by the customer will be collected within one year of the respective balance sheet date. Other receivables consist of V.A.T., claims, employee and customer related advances, the current portion of direct finance and sales-type leases and other non-trade receivables, including the retained interest on sold receivables under the securitization programs.

Costs and estimated profits in excess of billings represent sales earned and recognized under the percentage-of-completion method. Amounts are expected to be collected within one year of the respective balance sheet date.

During 2002 and 2001, the Company sold trade receivables to two separate QSPEs, unrelated to the Company, in revolving-period securitizations. The Company retains servicing responsibility relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPEs, the Company retains an interest in the sold receivables (retained interest). These retained interests are initially measured at estimated fair values, which the Company believes approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies.

Given the short-term, lower-risk nature of the assets securitized, market movements in interest rates would not impact the carrying value of the Company's retained interests. An adverse movement in foreign currency rates could have an impact on the carrying value of these retained interests as the retained interest is denominated in the original currencies underlying the sold receivables. Due to the short-term nature of the receivables and economic hedges in place relating to currency movement risk, the impact has historically not been significant.

The Company routinely evaluates its portfolio of trade receivables for risk of non-collection and records an allowance for doubtful debts to reflect the carrying value of its trade receivables at estimated net realizable value. Pursuant to the requirements of the revolving-period securitizations through which the Company securitizes certain of its trade receivables, the Company effectively bears the risk of potential delinquency or default associated with trade receivables sold or interests retained. Accordingly, in the normal course of servicing the assets sold, the Company evaluates potential collection losses and delinquencies and updates the estimated fair value of the Company's retained interests. The fair value of the retained interests at December 31, 2002, and December 31, 2001, was approximately $ 497 million and $ 264 million, respectively.

In accordance with SFAS 140, the Company has not recorded a servicing asset or liability as management believes it is not practicable to estimate this value given that verifiable data as to the fair value of the compensation and/or cost related to servicing the types of the assets sold is not readily obtainable nor reliably estimable for the multiple geographic markets in which the entities selling receivables operate.

(U.S. dollar amounts in millions, except per share amounts)

Note 7 Receivables, continued

During 2002 and 2001, the following cash flows were received from and paid to QSPEs:

December 31,	2002	2001
Gross trade receivables sold to QSPEs ($ 524 and $ 347 related to discontinued operations)	$ 5,972	$ 5,515
Collections made on behalf of and paid to QSPEs (($ 449) and ($ 304) related to discontinued operations)	(6,074)	(5,343)
Purchaser's, liquidity and program fees (($ 4) and ($ 2) related to discontinued operations)	(37)	(33)
Increase in retained interests (($ 80) and ($ 9) related to discontinued operations)	(245)	(53)
Net cash (paid to)/received from QSPEs during the year (($ 9) and $ 32 related to discontinued operations)	**$ (384)**	**$ 86**

Cash settlement with the QSPEs in 2001, took place monthly on a net basis.

One of the securitization programs contained a credit rating trigger whereby if the Company's rating went below both BBB (Standard & Poor's) and Baa2 (Moody's), the Company would no longer benefit from the intra-month funding. The second securitization program also contained a credit rating trigger and similar consequences but the rating trigger point occurred when the Company's rating went below either BBB (Standard & Poor's) or Baa2 (Moody's).

In the case of the first program, the credit trigger occurred in early November 2002. At the beginning of November 2002, a number of structural changes to the program were agreed and implemented during November 2002 for credit enhancement purposes of the QSPE. These changes included twice monthly settlements, the sale of additional receivables as security, changes in the eligibility criteria for receivables to be sold, and the establishment of certain banking and collection procedures in respect of the sold receivables.

In the case of the second securitization program, the credit rating trigger occurred in October 2002. Changes to the program were made and included net cash settlement twice per month, daily transfers of collections of sold receivables, as well as a fixed percentage of retained interest on the sale of new receivables. Subsequent to 2002, further amendments to the program have been agreed and implemented, including the return to a dynamic calculation of the retained interest on the receivables sold rather than a fixed percentage. In addition, under the amended terms, if the Company's rating is below BB+ (Standard & Poor's) or Ba3 (Moody's) then the QSPE would have the right to require the collection of the sold receivables to be made directly to the accounts of the QSPE rather than via the Company.

The sale of additional receivables as security, the increased frequency of transfers of collections to the QSPEs and the increase in the retained interest required by the QSPEs contributed to the cash flows with the QSPEs representing a net cash outflow for the year 2002 rather than a net cash inflow as in 2001.

Gross trade receivables sold represent the face value of all invoices sold during the year to the QSPEs. As the Company services the receivables, collection of the receivables previously sold is made on behalf of the QSPEs. The Company records a loss on sale at the point of sale of the receivables to the QSPEs. The Company also records the purchaser's, liquidity and program fees at the point of sale to the QSPEs. The total cost of $ 37 million and $ 33 million in 2002 and 2001, respectively, related to the securitization of trade receivables is included in the determination of current earnings. Changes in retained interests of $ 245 million and $ 53 million in 2002 and 2001, respectively, primarily result during 2002 from the additional credit enhancement measures taken by the QSPEs as described above and during 2001 from increases in the volume of receivables sold during the year, as well as changes in default and delinquency rates, offset by collections of the underlying receivables.

The following table reconciles total gross receivables to the amounts in the Consolidated Balance Sheet after the effects of securitization at December 31, 2002 and 2001:

December 31,	2002	2001
Total trade receivables	$ 4,667	$ 5,178
Portion derecognized	(512)	(789)
Retained interests included in other receivables	(514)	(269)
Trade receivables	**3,641**	**4,120**
Less: Trade receivables included in assets in discontinued operations	(338)	(633)
Trade receivables-continuing operations	**$ 3,303**	**$ 3,487**

At December 31, 2002 and 2001, of the gross trade receivables sold, the total trade receivables for which cash has not been collected at those dates amounted to $ 1,026 million ($ 148 million related to discontinued operations) and $ 1,058 million ($ 72 million related to discontinued operations), respectively. At December 31, 2002 and 2001, an amount of $ 96 million ($ 18 million related to discontinued operations) and $ 65 million ($ 3 million related to discontinued operations), respectively, was more than 90 days past due which is considered delinquent pursuant to the terms of the programs.

In addition, during 2002 and 2001, the Company transferred receivables that were appropriately accounted for under SFAS 140 that were not transferred as part of the above described securitization programs. These transfers were sales directly to banks and/or sales pursuant to other revolving-period programs. Total sold receivables included in these transactions during 2002 and 2001 were approximately $ 534 million ($ 22 million related to discontinued operations) and $ 71 million, respectively. The related costs, including the associated gains and losses, were not significant in either year.

(U.S. dollar amounts in millions, except per share amounts)

Note 8 Inventories

Inventories, including inventories related to long-term contracts, consist of the following:

December 31,	2002	2001
Commercial inventories, net:		
Raw materials	$ 1,027	$ 993
Work in process	1,048	1,233
Finished goods	323	306
	2,398	**2,532**
Contract inventories, net:		
Inventoried costs	379	273
Contract costs subject to future negotiation	23	16
Advance payments received related to contracts	(423)	(253)
	(21)	**36**
Total	**$ 2,377**	**$ 2,568**

Contract costs subject to future negotiation represent pending claims for additional contract costs that management believes will be collectible.

Note 9 Prepaid expenses and other

Prepaid expenses and other current assets consist of the following:

December 31,	2002	2001
Prepaid expenses	$ 484	$ 444
Deferred taxes	558	495
Advances to suppliers and contractors	227	183
Derivatives	1,248	864
Other	178	136
Total	**$ 2,695**	**$ 2,122**

Note 10 Financing receivables

Financing receivables consist of the following:

December 31,	2002	2001
Third-party loans receivable	$ 673	$ 870
Finance leases (see Note 16)	560	550
Other	569	666
Total	**$ 1,802**	**$ 2,086**

Third-party loans receivable primarily represent financing arrangements provided to customers under long-term construction contracts as well as export financing and other activities.

Included in finance leases at December 31, 2002 and 2001 are $ 7 million and $ 9 million, respectively, of assets pledged as security for other liabilities. Additionally, $ 212 million and $ 98 million of assets were pledged as security for long-term borrowings at December 31, 2002 and 2001, respectively.

Other financing receivables at December 31, 2002 and 2001 include $ 349 million and $ 355 million, respectively, of assets pledged as security for other liabilities. Of these amounts, $ 58 million and $ 53 million, respectively, are marketable securities. In addition, other financing receivables include notes receivable from affiliates of $ 110 million and $ 232 million at December 31, 2002 and 2001, respectively.

During 2002 and 2001, the Company sold or transferred to financial institutions financing receivables. These transfers included sales of finance lease receivables and sales of loan receivables. Financing receivables sold or transferred and derecognized from the Consolidated Balance Sheet in accordance with SFAS 140 totaled $ 419 million and $ 329 million in 2002 and 2001, respectively. The 2001 transfers included $ 70 million of assets transferred to an affiliated company, while no transfers occurred between affiliates in 2002. Related costs of these transactions, including the associated gains and losses, were approximately $ 13 million in 2002 and were not significant in 2001.

The Company, in the normal course of its commercial lending business, has outstanding credit commitments which have not yet been drawn down by customers. The unused amount at December 31, 2002, and 2001 was approximately $ 41 million and $ 62 million, respectively.

(U.S. dollar amounts in millions, except per share amounts)

Note 11 Property, plant and equipment

Property, plant and equipment consist of the following:

December 31,	2002	2001
Land and buildings	$ 2,215	$ 2,231
Machinery and equipment	4,364	3,984
Construction in progress	257	178
	6,836	**6,393**
Accumulated depreciation	(4,044)	(3,640)
Total	**$ 2,792**	**$ 2,753**

Note 12 Goodwill and other intangible assets

Goodwill and other intangible assets consist of the following:

December 31,	2002			2001		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets:						
Capitalized software	$ 590	$ (278)	$ 312	$ 431	$ (161)	$ 270
Other	551	(272)	279	536	(219)	317
Total	**$ 1,141**	**$ (550)**	**$ 591**	**$ 967**	**$ (380)**	**$ 587**

Aggregate amortization expense:	
For year ended 2001	$ 111
For year ended 2002	$ 145

Estimated amortization expense:	
For year ended 2003	$ 169
For year ended 2004	$ 157
For year ended 2005	$ 143
For year ended 2006	$ 51
For year ended 2007	$ 47

The estimated amortization expense is calculated as if no future expenditures will be made.

In 2002 and 2001, the Company did not identify any intangible assets as not being subject to amortization with the exception of $ 24 million and $ 14 million, respectively, related to an intangible pension asset (see Note 20).

Other intangible assets primarily include intangibles created through acquisitions, such as trademarks and patents.

For the years ended December 31, 2002 and 2001, the Company acquired $ 91 million of intangible assets ($ 86 million of software and $ 5 million of other intangible assets) and $ 154 million ($ 135 million of software and $ 19 million of other intangible assets), respectively. For items capitalized in 2002 and 2001, the weighted average amortization period for software is four years and for other intangible assets is six years.

The Company recorded write-downs of intangible assets of $ 25 million, and $ 26 million, in 2002 and 2001, respectively, related to software developed for internal use. The fair value of the assets was estimated using an undiscounted cash flow model. The write-downs are included in other income (expense), net in the Consolidated Income Statement.

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Utilities	Industries	Power Technology Products	Automation Technology Products	Non-Core Activities	Corporate/ Other	Total
Balance as of January 1, 2002	$ 357	$ 523	$ 44	$ 1,050	$ 176	$ 38	$ 2,188
Goodwill acquired during the year	2	25	17	–	33	16	93
Impairment losses	–	–	–	–	(7)	(2)	(9)
Goodwill written off related to sale of business unit	–	–	–	(65)	–	(2)	(67)
Other	–	(19)	(1)	11	15	1	7
Foreign currency translation	3	14	5	64	16	7	109
Balance as of December 31, 2002	**$ 362**	**$ 543**	**$ 65**	**$ 1,060**	**$ 233**	**$ 58**	**$ 2,321**

(U.S. dollar amounts in millions, except per share amounts)

Note 12 Goodwill and other intangible assets, continued
The changes in the carrying amount of goodwill for the year ended December 31, 2001, are as follows:

	Utilities	Industries	Power Technology Products	Automation Technology Products	Non-Core Activities	Corporate/ Other	Total
Balance as of January 1, 2001	$ 384	$ 545	$ 50	$ 818	$ 225	$ 62	$ 2,084
Goodwill acquired during the year	–	23	–	300	–	–	323
Impairment losses	–	–	–	–	(40)	–	(40)
Amortization expense	(24)	(41)	(6)	(54)	(6)	(24)	(155)
Foreign currency translation	(3)	(4)	–	(14)	(3)	–	(24)
Balance as of December 31, 2001	**$ 357**	**$ 523**	**$ 44**	**$ 1,050**	**$ 176**	**$ 38**	**$ 2,188**

As of December 31, 2002 and 2001, the goodwill in Non-Core Activities was comprised of: Insurance ($ 67 million and $ 56 million); Building Systems ($ 34 million and $ 21 million); New Ventures ($ 129 million and $ 96 million); and other Non-Core Activities ($ 3 million and $ 3 million), respectively.

Of the $ 93 million goodwill acquired in 2002, $ 48 million related to the purchase of the minority interest in certain consolidated subsidiaries of the Company for cash consideration of $ 40 million. The remaining $ 45 million relates to the purchase of six entities for a cost of $ 52 million.

The Company increased goodwill $ 7 million during 2002 due to adjustments of the purchase price for certain 2001 acquisitions.

Consistent with the Company's policy of reassessing the carrying value of acquired intangible assets, a write-down of $ 40 million was recorded during 2001 in relation to goodwill of one of the Company's investments.

Note 13 Equity accounted companies
The Company recorded $ 211 million, $ 79 million and $ 92 million in 2002, 2001 and 2000, respectively, of earnings reflected in other income (expense), net, representing the Company's share of the pre-tax earnings (losses) of the investees, accounted for under the equity method of accounting. The Company has recorded at December 31, 2002 and 2001, $ 730 million and $ 615 million, respectively, in investments and other, representing the Company's investment in these equity investees. This is consistent with the Company's policy for investments accounted for using the equity method, as described in Note 2. Significant companies accounted for using the equity method of accounting and the ownership percentage held by the Company included: Jorf Lasfar Energy Company S.C.A., Morocco (owned 50 percent) and Swedish Export Credit Corporation, Sweden (owned 35.4 percent).

	Investment balance 2002	Investment balance 2001	The Company's share of the pre-tax earnings (losses) of equity-accounted investees		
			2002	2001	2000
Jorf Lasfar Energy Company S.C.A.	$ 336	$ 310	$ 73	$ 85	$ 61
Swedish Export Credit Corporation	206	100	125	(16)	18
Other[1]	188	205	13	10	13
Total	**$ 730**	**$ 615**	**211**	**79**	**92**
Less: Current income tax expense			(49)	(7)	(11)
The Company's share of earnings of equity-accounted investees			**$ 162**	**$ 72**	**$ 81**

[1] encompasses additional investments, none of which are individually significant

The following table represents selected financial information for Jorf Lasfar Energy Company S.C.A. and Swedish Export Credit Corporation and not the Company's share in these two equity accounted companies.

Jorf Lasfar Energy Company S.C.A.

	2002	2001	2000
Total current assets	$ 174	$ 190	$ 159
Total non-current assets	$ 2,356	$ 2,466	$ 2,768
Total current liabilities	$ 249	$ 188	$ 134
Total non-current liabilities	$ 1,802	$ 1,904	$ 2,109
Total shareholders' equity	$ 479	$ 564	$ 684
Revenues	$ 364	$ 357	$ 247
Income before taxes	$ 143	$ 168	$ 126
Net income	$ 132	$ 161	$ 118

Swedish Export Credit Corporation[1]

	2002	2001	2000
Total shareholders' equity	$ 441	$ 526	$ 361
Net income (loss)	$ 254	$ (32)	$ 56

[1] Swedish Export Credit Corporation's financial statements are prepared on the basis of Swedish GAAP and only shareholders' equity and net income are reconciled to U.S. GAAP.

(U.S. dollar amounts in millions, except per share amounts)

Note 13 Equity accounted companies, continued
On April 7, 2003, Swedish Export Credit Corporation filed an amendment to its annual report on Form 20-F for the fiscal year ended December 31, 2001, to correct an error in its accounting for the fair value of certain financial instruments. Amounts presented in these Consolidated Financial Statements include the effect of adjustments recorded by Swedish Export Credit Corporation in 2002 and 2001 to properly account for such instruments in accordance with U.S. GAAP. Accordingly, the Company has restated its 2001 Consolidated Financial Statements to reflect a $ 55 million ($ 0.05 per share) reduction in the Company's share of Swedish Export Credit Corporation's pre-tax earnings, partially offset by current income taxes of $ 17 million ($ 0.02 per share), and a reduction in the Company's investment balance of $ 38 million.

On behalf of companies in which the Company has an equity position, the Company has granted lines of credit and has committed to provide additional capital. As of December 31, 2002, the total unused lines of credit amounted to $ 22 million and the capital commitments amounted to $ 64 million.

The Company's 2002 Consolidated Financial Statements include the following aggregate amounts related to transactions with equity accounted investees and other related parties:

Revenues	$ 77
Receivables	$ 81
Other current assets	$ 58
Financing receivable (non-current)	$ 110
Payables	$ 74
Borrowings (current)	$ 40
Other current liabilities	$ 22

Note 14 Borrowings
The Company's total borrowings at December 31, 2002 and 2001 were $ 7,952 million and $ 9,704 million, respectively.

Short-term borrowings
The Company's commercial paper and short-term debt financing consist of the following:

December 31,	2002	2001
Commercial paper (weighted-average interest rate of 4.8% and 2.7%)	$ 478	$ 3,297
Other short-term debt (weighted-average interest rate of 5.3% and 4.5%)	434	941
Current portion of long-term borrowings (weighted-average interest rate of 3.7% and 4.5%)	1,664	463
Total	**$ 2,576**	**$ 4,701**

Other short-term debt primarily represents short-term loans from various banks and, at December 31, 2001, includes repurchase agreements. Commercial paper outstanding at December 31, 2002 has maturities of less than 3 months. Of the commercial paper outstanding at December 31, 2001, $ 2,050 million had maturities of less than 3 months, $ 913 million had maturities of 3 to 6 months and $ 334 million had maturities over 6 months.

In mid December 2001, the Company entered into a syndicated $ 3,000 million 364-day revolving credit facility, with the option to convert up to $ 1,000 million of any amounts outstanding at the end of the period into one year term borrowings. The facility contained a clause that in the event the Company's long-term debt rating fell below either A3 or A– from Moody's and Standard & Poor's, respectively, the terms of the facility were to be renegotiated. Commitment fees were paid on the unutilized portion of the facility and their level was dependent on the credit rating of the Company's long-term debt. At December 31, 2001, no amounts were outstanding under the facility.

In March 2002, the Company drew down $ 2,845 million of the $ 3,000 million facility. A portion of these proceeds was used to repay commercial paper borrowings. On March 25, 2002, the Company's long-term debt rating was reduced to Baa2 by Moody's. This event triggered the minimum-rating clause in the facility and required the terms of the facility to be renegotiated. In April 2002, the $ 3,000 million revolving credit facility was amended.

Pursuant to the terms of the amended $ 3,000 million revolving credit facility, the proceeds from the issuance of the convertible bonds, the sterling-denominated bonds and the euro-denominated bonds, described under long-term borrowings, below, as well as proceeds from a sale-leaseback transaction were used to repay and reduce the amount available under the facility to $ 1,000 million. This amount was repaid in December 2002 and the facility closed.

In December 2002, the Company established a new $ 1,500 million 364-day revolving credit facility. This facility includes a 364-day term-out option whereby up to a maximum amount of $ 750 million may be extended for up to a further 364 days in the form of term loans. The availability of the term-out option is subject to certain conditions, including the Company's ability to demonstrate, at the time of exercising the option, that including the proceeds of the term-out option, the Company will have at least $ 300 million of available cash (as defined in the facility agreement) throughout 2004. Assuming the term-out option is fully drawn, the amounts converted into term loans will be reduced by $ 150 million on July 1, 2004, $ 250 million on October 1, 2004, and $ 350 million on December 15, 2004, being the final maturity date of the facility.

As of December 31, 2002, nothing had been drawn under this new facility. Subsequent to year-end 2002, amounts have been drawn under the facility within the facility's monthly drawing limits. The maximum amount available under the facility will reduce from $ 1,500 million (available to be drawn through October 2003) to $ 1,200 million and $ 1,000 million at the beginning of November 2003 and December 2003, respectively.

(U.S. dollar amounts in millions, except per share amounts)

Note 14 Borrowings, continued

The amount available under the facility will be further reduced by all, or a portion, of the net proceeds from the disposal of certain significant businesses and assets. The agreement provides that proceeds from specified disposals will not reduce the amount available under the facility until such proceeds exceed certain thresholds. Amounts available under the facility will also be reduced by the proceeds from the issuance of certain long-term debt, equity or equity-linked instruments.

The new facility is secured by a package of assets with a net carrying value of $ 3,500 million, including the shares of the Oil, Gas and Petrochemicals division (which is earmarked for divestment and is included in assets and liabilities in discontinued operations), specific stand alone businesses and certain regional holding companies. The facility is also secured by certain intra-group loans.

The facility also contains certain financial covenants in respect of minimum interest coverage (the ratio of earnings before interest, taxes, depreciation and amortization to gross interest expense), total gross debt, a maximum level of debt in subsidiaries other than those specified as borrowers under the facility, a minimum level of consolidated net worth, as well as specific negative pledges. The Company must meet the requirements of the financial covenants at each quarter-end commencing December 31, 2002. In addition, in order to ensure the continued availability of the credit facility, the Company must obtain minimum levels of proceeds from the disposal of specified assets and businesses and/or equity issuances during 2003. The Company's compliance with this covenant is measured at intervals during 2003. In the event that, at any measurement date, the proceeds from the scheduled disposals and/or equity issuances are less than the required amount, the Company may elect to include for the purposes of the covenant calculation the proceeds from other defined discretionary sources. The extent to which these other discretionary sources of proceeds may be included in the calculation is capped by the facility.

The facility prohibits the voluntary prepayment of any banking facility, the prepayment or early redemption of any bonds or capital market instruments, the repurchase of any shares of ABB Ltd, as well as the declaration or payment of dividends as long as the facility is outstanding.

Commitment fees are paid on the unused portion of the facility. The interest costs on borrowings under the 364-day facility are LIBOR plus 3.5 percent, or, for any borrowing in euro, EURIBOR plus 3.5 percent. For any term loans under the term-out option, the applicable interest rate is LIBOR plus 4 percent, or, for any such borrowing in euro, EURIBOR plus 4 percent.

Long-term borrowings

The Company utilizes a variety of derivative products to modify the characteristics of its long-term borrowings. The Company uses interest rate swaps to effectively convert certain fixed-rate long-term borrowings into floating rate obligations. For certain non-U.S. dollar denominated borrowings, the Company utilizes cross-currency swaps to effectively convert the borrowings into U.S. dollar obligations. As required by SFAS 133, borrowings, which have been designated as being hedged by fair value hedges, are stated at their respective fair values.

The following table summarizes the Company's long-term borrowings considering the effect of interest rate, currency and equity swaps:

	December 31, 2002			December 31, 2001		
	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	$ 5,252	5.1%	3.0%	$ 4,465	3.9%	2.7%
Fixed rate	1,035	5.0%	5.0%	1,001	5.3%	5.3%
Convertible bonds	753	4.6%	4.6%	–	–	–
	7,040			**5,466**		
Current portion of long-term borrowings	(1,664)	3.7%	1.9%	(463)	4.5%	2.8%
Total	**$ 5,376**			**$ 5,003**		

At December 31, 2002, maturities of long-term borrowings were as follows:

Due in 2003	$ 1,664
Due in 2004	1,330
Due in 2005	1,018
Due in 2006	545
Due in 2007	814
Thereafter	1,669
Total	**$ 7,040**

(U.S. dollar amounts in millions, except per share amounts)

Note 14 Borrowings, continued

In May 2002, the Company issued $ 968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625 percent and each $ 1,000 principal amount of bonds is convertible into 87.7489 fully paid ordinary shares of the Company at an initial conversion price of 18.48 Swiss francs (converted into U.S. dollars at a fixed conversion rate of 1.6216 Swiss francs per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or change in control. The bonds are convertible at the option of the bondholder at any time from June 26, 2002 up to and including May 2, 2007. The Company may, at any time on or after May 16, 2005, redeem the outstanding bonds at par plus accrued interest if, (1) for a certain number of days during a specified period of time, the official closing price of the Company's ordinary shares on the virt-x exceeds 130 percent of the conversion price, or (2) if at least 85 percent in aggregate principal amount of bonds originally issued have been exchanged, redeemed or purchased and cancelled. The Company has the option to redeem the bonds when due in cash, ordinary shares or any combination thereof, provided that the total number of ordinary shares used does not exceed 84,940,935. The Company's shares to be issued if the bonds are converted are denominated in Swiss francs, while the bonds are denominated in U.S. dollars. Under SFAS 133, as clarified in discussions between the Company and the Securities and Exchange Commission, a component of the convertible bonds must be accounted for as a derivative. A portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bond. The allocation of a portion of the proceeds to the derivative creates a discount on issuance which is amortized to earnings over the life of the bond. As a result of the decline in the Company's share price since issuance of the bonds, the Company has recorded a gain from the change in fair value of the derivative, partially offset by amortization of the effective discount, resulting in a net decrease to interest and other finance expense of $ 215 million, with a corresponding reduction in long-term borrowings.

Also in May 2002, the Company issued bonds due in 2009 with an aggregate principal amount of 200 million pounds sterling, or approximately $ 292 million which pay interest semi-annually in arrears at 10 percent per annum. In addition, the Company issued in May 2002, bonds due 2008 with an aggregate principal amount of 500 million euro, or approximately $ 466 million, which pay interest annually in arrears at 9.5 percent per annum.

The 200 million pounds sterling bonds and the 500 million euro bonds contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody's and Standard & Poor's remains at or above Baa3 and BBB–, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10 percent and 9.5 percent for the sterling and euro bonds, respectively. If the rating assigned by either Moody's or Standard & Poor's decreases below Baa3 or BBB–, respectively, then the annual interest rate on the bonds increases by 1.5 percent per annum to 11.5 percent and 11 percent for the sterling and euro bonds, respectively. If after such a rating decrease, the rating assigned by both Moody's and Standard & Poor's returns to a level at or above Baa3 and BBB–, respectively, then the interest rates on the bonds return to the interest level at issuance. As a result of the downgrade of the Company's long-term credit rating by Moody's to Ba2 on October 31, 2002, this step-up clause in interest was triggered on both bonds. The increase in interest costs is effective for interest periods beginning after the payment of the coupon accruing at the date of the downgrade.

In line with the Company's policy of reducing its interest and currency exposure, a cross currency swap has been used to modify the characteristics of the 200 million pounds sterling bonds and an interest-rate swap to modify the 500 million euro bonds.

During early 2002 and late 2001, the Company repurchased outstanding bonds with a face value of $ 109 million and $ 322 million, respectively. In connection with these repurchases the Company recorded a gain on extinguishments of debt of $ 3 million and $ 12 million, respectively. Of the repurchased bonds, in 2002, an amount totaling a face value of $ 31 million was cancelled while an amount totaling a face value of $ 19 million was subsequently re-issued. In 2001, the Company re-issued a portion of the repurchased bonds with a face value of $ 248 million. The re-issue price became the new cost basis of the bonds.

Almost all of the Company's publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company was to default on any borrowing at or above a specified threshold.

Note 15 Accrued liabilities and other

Accrued liabilities and other consists of the following:

December 31,	2002	2001
Insurance reserves	$ 2,091	$ 2,175
Derivatives	1,101	791
Accrued personnel costs	715	643
Contract related reserves	522	545
Provisions for warranties and contract penalties	450	383
Taxes payables	423	368
Interest	290	263
Deferred taxes	253	190
Provisions for restructuring	233	167
Other	2,241	1,575
Total	**$ 8,319**	**$ 7,100**

In 2002 and 2001 the line "Other" includes an amount of $ 1,118 million and $ 134 million, respectively, relating to the asbestos liability. The increase in the asbestos liability is primarily due to the reclassification of $ 806 million from other liabilities in 2002 as well as an additional provision in 2002, offset by payments to claimants (see Note 17). The remaining amount in "Other" represents provisions for project disputes, other legal related matters and other accrued expenses and deferred income.

(U.S. dollar amounts in millions, except per share amounts)

Note 15 Accrued liabilities and other, continued

The Company's insurance reserves for unpaid claims and claim adjustment expenses are determined on the basis of reports from insurers, ceding companies, underwriting associations and management estimates. The Company continually reviews reserves for claims and claim adjustment expenses during the year and changes in estimates are reflected in net income. In addition, reserves are routinely reviewed by independent actuarial consultants. During 2001, the timing and amount of premiums and claims payments being ceded to the Company in respect of prior years finite risk reinsurance contracts has changed. As the amount and timing of ceded claims payments could not be reliably determined at December 31, 2001, the Company did not discount its loss reserves. The Company believes that this variability in ceded loss payments will preclude the Company from discounting its loss reserves in the future until reliably determinable amounts and timing of these payments can be reestablished. Accordingly, as of December 31, 2002 and 2001 the insurance reserves have not been presented on a discounted basis. In 2001, a charge to losses and loss adjustment expenses of $ 295 million for the elimination of the effect of discounting was recorded.

At December 31, 2002 the Consolidated Balance Sheet includes $ 60 million of pledged cash balances primarily related to the Company's insurance operations.

Note 16 Leases

Lease obligations

The Company's lease obligations primarily relate to real estate and office equipment. In the normal course of business, management expects most leases to be renewed or replaced by other leases. During 2002, a number of sale-leaseback transactions were completed. This resulted in an increase in minimum rent payments to third parties, as compared to the previous years. Minimum rent expense under operating leases included in the net income from continuing operations was $ 347 million, $ 217 million and $ 223 million in 2002, 2001 and 2000, respectively.

At December 31, 2002, future net minimum lease payments for operating leases having initial or remaining non-cancellable lease terms in excess of one year consist of the following:

2003	$ 329
2004	276
2005	206
2006	173
2007	153
Thereafter	617
	1,754
Sublease income	(65)
Total	**$ 1,689**

Investments in leases

The former Financial Services division provided sales support to the Company's industrial entities' customers by means of lease financing and credit arrangements, as well as other direct third-party lease financing. In November 2002 the Company sold a significant portion of its Structured Finance business, part of the Financial Services division, to GE Commercial Finance. The Structured Finance portfolio divested included global infrastructure financing, equipment leasing and financing businesses. The Company retained some leasing assets related to its core businesses. Retained investments in sales-type leases, leveraged leases and direct financing leases are included in financing receivables.

The Company's non-current investments in direct financing, sales-type, and leveraged leases consist of the following:

December 31,	2002	2001
Minimum lease payments receivable	$ 666	$ 658
Residual values	48	63
Unearned income	(146)	(196)
	568	**525**
Leveraged leases	35	49
	603	**574**
Current portion	(43)	(24)
Total	**$ 560**	**$ 550**

(U.S. dollar amounts in millions, except per share amounts)

Note 16 Leases, continued

At December 31, 2002, minimum lease payments under direct financing and sales-type leases are scheduled to be received as follows:

2003	$ 68
2004	59
2005	40
2006	45
2007	38
Thereafter	416
Total	**$ 666**

Note 17 Commitments and contingencies

General

The Company is subject to various legal proceedings and claims which have arisen in the ordinary course of business that have not been finally adjudicated. It is not possible at this time for the Company to predict with any certainty the outcome of such litigation. However, except as stated below, management is of the opinion, based upon information presently available and on advice of external counsel, that it is unlikely that any such liability, to the extent not provided for through insurance or otherwise, would have a material adverse effect in relation to the Company's consolidated financial position, liquidity or results of operations.

Environmental

The Company is a participant in several legal and regulatory actions, which result from various U.S. and other federal, state and local environmental protection legislation as well as agreements with third parties. Provisions for such actions are accrued when the events are probable and the related costs can be reasonably estimated. Changes in estimates of such costs are recognized in the period determined. While the Company cannot estimate the impact of future regulations affecting these actions, management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

The Company records accruals for environmental matters based on its estimated share of costs in the accounting period in which responsibility is established and costs can be reasonably estimated. Environmental liabilities are recorded based on the most probable cost, if known, or on the estimated minimum cost, determined on a site-by-site basis. Revisions to the accruals are made in the period the estimated costs of remediation change.

Costs of future expenditures for environmental remediation obligations are not discounted to their present value. The Company records a receivable if the estimated recoveries from insurers or other third parties are determined to be probable.

Guarantees-general

All guarantees issued before January 1, 2003, are accounted for in accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), *Accounting for Contingencies.* Provisions are recorded in the Consolidated Financial Statements at the time it becomes probable the Company will incur losses pursuant to a guarantee.

Certain guarantees issued or modified after December 31, 2002 will be accounted for in accordance with FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees; Including Indirect Guarantees of Indebtedness of Others.* Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, will be recorded.

Guarantees-performance

Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of the contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees, and performance standby letters of credit.

In November 2002, the Financial Accounting Standards Board issued FIN 45, the disclosure requirements of which are effective for financial statements relating to periods ending after December 15, 2002. FIN 45 requires that the Company disclose the "maximum potential exposure" of certain guarantees as well as possible recourse provisions that may allow the Company to recover from third parties amounts paid out under such guarantees. The "maximum potential exposure" as defined by FIN 45 does not allow any discounting of the Company's assessment of actual exposure under the guarantees. The information below reflects the Company's maximum potential exposure under the guarantees, which is higher than management's assessment of the expected exposures.

(U.S. dollar amounts in millions, except per share amounts)

Note 17 Commitments and contingencies, continued

The Company retained obligations for guarantees related to the power generation business contributed to the ABB ALSTOM POWER NV joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees, and other miscellaneous guarantees under certain contracts such as indemnification for personal and property injuries, taxes, and compliance with labor laws, environmental laws and patents. The guarantees have maturity dates ranging from one to ten years and in some cases have no definite expiry. ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. In connection with the sale to ALSTOM of the Company's interest in the joint venture in May 2000, ALSTOM, the parent company, and ALSTOM POWER have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Due to the nature of product warranty guarantees and the miscellaneous guarantees, the Company is unable to develop an estimate of the maximum potential amount of future payments for these guarantees issued on behalf of the former power generation business. Management's best estimate of the total "maximum potential exposure" of quantifiable guarantees issued by the Company on behalf of its former power generation business was approximately $ 2,200 million as of December 31, 2002. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. As of December 31, 2002, no losses have been recognized relating to guarantees issued on behalf of the former power generation business. Management believes that it is not probable that the Company will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

In connection with the sale of its nuclear business to British Nuclear Fuels (BNFL) in 2000, a subsidiary of the Company retained obligations under surety bonds relating to the performance by the nuclear business under certain contracts entered into prior to the sale to BNFL. The surety bonds have maturity dates ranging from one to nine years. BNFL has primary responsibility for performing the obligations that are the subject of the surety bonds. Pursuant to the purchase agreement under which the nuclear business was sold, BNFL is required to indemnify and hold harmless the Company against any claims arising under such bonds. The Company's maximum potential exposure under these bonds at December 31, 2002 was approximately $ 640 million. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. As of December 31, 2002, no losses have been recognized relating to the surety bonds. Management believes that it is not probable that the Company will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

Guarantees-financial

Financial guarantees represent irrevocable assurances that the Company will make payment in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee records a loss under the terms of the guarantee agreement.

In the course of its commercial lending activities, the Company's remaining Structured Finance business has guaranteed the obligations of certain third parties in return for a commission. These financial guarantees represent irrevocable assurances that the Company will make payment in the event that the third party fails to fulfill its obligations under the relevant loan agreement and the beneficiary under the guarantee records a loss under the terms of the guarantee agreement. The Company generally benefits from the collateral and security arrangements under the guaranteed loan. The Company recognizes the commissions collected as income over the life of the guarantee and the company records a provision when it becomes aware of an event of default, or a potential event of default occurs.

At December 31, 2002, the Company had issued approximately $ 207 million of financial guarantees with maturity dates ranging from one to eighteen years. The issued guarantees have the same maturity dates as the related debt. The maximum potential amount of future payments the Company could be required to make under its guarantees at December 31, 2002 is $ 207 million, of which $ 8 million is included in other liabilities in the Consolidated Balance Sheet at December 31, 2002. The Company does not expect to incur significant losses under these contracts.

At December 31, 2002, the Company had $ 211 million of financial guarantees outstanding that were unrelated to the remaining Structured Finance business. Of that amount, $ 206 million were issued on behalf of companies in which the Company currently has or formerly had an equity position. The guarantees have maturity dates ranging from one to fourteen years. Management believes that it is not probable that the Company will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

Other product and order related contingencies

The provision for product warranties is calculated based on historical claims experience and specific review of certain contracts.

Reconciliation of the provision for warranties, including guarantees of product performance, is as follows:

Balance at December 31, 2001	$ 339
Claims paid in cash or in kind	(46)
Increase to provision for changes in estimates, warranties issued, and warranties expired.	59
Balance at December 31, 2002	**$ 352**

The provision for warranties in Note 15 includes penalties due to delay in contract fulfillment, which is not included in the above amounts.

In 1998, the Company entered into an engineering, procurement and project management contract with a customer for an oil and petrochemical refinery in India with a contract value of approximately $ 860 million. The project, which is subject to a reimbursable cost agreement, is approximately 60 percent complete and has been stalled for the past few years due to complications encountered by the customer in obtaining additional necessary financing. As of December 31, 2002, the Company has accounts and notes receivable of $ 68 million, sales in excess of invoicing of $ 159 million, and off balance sheet exposure of $ 43 million relating the project. The customer and the banks have informed the Company that they are committed to restarting this project in the first half of 2003. The Company has recorded provisions of $ 140 million which it believes adequately provide for its exposure related to this project. If the customer cannot obtain required financing and the project is not restarted, the Company will not be able to recover its remaining investment in the project and will be subject to contingent liabilities to third parties, resulting in a write-off for its remaining investment in 2003.

(U.S. dollar amounts in millions, except per share amounts)

Note 17 Commitments and contingencies, continued
Asbestos liability

Overview
When the Company sold its 50 percent interest in ABB ALSTOM POWER NV to ALSTOM in May 2000, it retained ownership of Combustion Engineering, a subsidiary that had conducted part of the Company's power generation business and that now owns commercial real estate that it leases to third parties. Combustion Engineering was named as a co-defendant, together with third parties, in numerous lawsuits in the United States in which the plaintiffs claimed damages for personal injury arising from exposure to or use of equipment that contained asbestos that Combustion Engineering supplied, primarily during the early 1970s and before. Other ABB Group entities were sometimes named as defendants in asbestos claims. These entities include ABB Lummus Global Inc. (Lummus) (which is part of the Company's Oil, Gas and Petrochemicals business) and Basic Incorporated (Basic) (which is currently a subsidiary of Asea Brown Boveri Inc. and was formerly a subsidiary of Combustion Engineering). These claims, however, were insignificant compared to the Combustion Engineering claims and have not had a material impact on the Company's Consolidated Balance Sheet or Consolidated Income Statement.

As of December 31, 2002, 2001 and 2000, provisions of $ 1,118 million, $ 940 million and $ 590 million, respectively, were recorded in respect of asbestos claims and related defense costs. The Company determined the amounts to be provided in 2001 and 2000 by estimating the expected cost of future claim settlements over a period of several years. In 2002, the provision is based on the Company's obligations under Combustion Engineering's Chapter 11 plan of reorganization, as described below, and assumes the confirmation of the plan. These provisions do not reflect probable insurance recoveries on those claims. The Company also recorded receivables of approximately $ 241 million, $ 263 million and $ 251 million at December 31, 2002, 2001 and 2000, respectively, for probable insurance recoveries, which were established with respect to the claims reserved against. During 2002 and 2001, Combustion Engineering experienced a significant increase in the level of new claims and higher total and per-claim settlement costs as compared to prior years. Cash payments, before insurance recoveries, to resolve Combustion Engineering's asbestos claims were $ 236 million (including $ 30 million contributed into the CE Settlement Trust, described below), $ 136 million and $ 125 million in 2002, 2001 and 2000. Administration and defense costs were $ 32 million, $ 13 million and $ 7 million in 2002, 2001 and 2000.

Negotiations with representatives of asbestos claimants and pre-packaged Chapter 11 filing
In October 2002, the Company determined that it was likely that the expected asbestos-related costs of Combustion Engineering would exceed the value of its assets ($ 812 million at September 30, 2002), if its historical settlement policies continued into the future. The Company and Combustion Engineering determined to resolve the asbestos liability of Combustion Engineering and its affiliates, including ABB Ltd, by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of its creditors and shareholders. In addition to permitting rehabilitation of the debtor, Chapter 11 promotes equality of treatment of creditors and equity security holders who hold substantially similar claims against or interests in the debtor and its assets. Section 524(g) of the Bankruptcy Code, which is designed for companies with large numbers of asbestos-related claims, provides mechanisms for efficiently channeling asbestos-related personal injury claims through a trust and increases the likelihood that the value of an operating business can be preserved. The Company and Combustion Engineering determined to structure the Chapter 11 reorganization as a "pre-packaged plan," in which acceptances of the plan would be solicited prior to the filing of the Chapter 11 case, thus reducing the duration and expense of the bankruptcy proceedings.

Beginning in October 2002, the Company and Combustion Engineering conducted extensive negotiations with representatives of asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants' representatives entered into a Master Settlement Agreement for settling open asbestos-related personal injury claims that had been lodged against Combustion Engineering prior to November 15, 2002. At the same time, Combustion Engineering entered into a CE Settlement Trust Agreement, which provided the manner in which a trust (the "CE Settlement Trust") would be funded and administered with respect to the payment of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under the terms of the Master Settlement Agreement, eligible claimants who met all criteria to qualify for payment were entitled to receive a percentage of the value of their claim from the CE Settlement Trust and retain a claim against Combustion Engineering for the unpaid balance. The Master Settlement Agreement divides claims into three categories, based on the status of the claim at November 14, 2002, the status of the documentation relating to the claim, and whether or not the documentation establishes a valid claim eligible for settlement and payment by Combustion Engineering. The Master Settlement Agreement was supplemented in January 2003 to clarify the rights of certain claimants whose right to participate in a particular payment category was disputed.

Pursuant to the Master Settlement Agreement the CE Settlement Trust was funded by:

- cash contributions from Combustion Engineering in the amount of $ 5 million at inception;
- cash contributions from ABB Inc., a subsidiary of ABB Ltd, on December 31, 2003 in the amount of $ 30 million;
- a promissory note from Combustion Engineering in the principal amount of approximately $ 101 million (guaranteed by Asea Brown Boveri Inc.); and
- an assignment by Combustion Engineering of the $ 311 million unpaid balance of principal and interest due to Combustion Engineering from Asea Brown Boveri Inc. under a loan agreement dated May 12, 2000 (guaranteed by ABB Ltd).

On January 17, 2003, the Company announced that the Company and Combustion Engineering had reached an agreement on a proposed Pre-Packaged Plan of Reorganization for Combustion Engineering under Chapter 11 of the Bankruptcy Code (the "Plan"). The agreement was reached both with representatives of asbestos claimants with existing asbestos-related personal injury claims against Combustion Engineering (encompassing claimants who had lodged claims prior to November 15, 2002 and were eligible to participate in the Master Settlement Agreement and claimants who had lodged claims after that date and were not eligible to participate in the Master Settlement Agreement) and with the proposed representative of persons who may be entitled to bring asbestos-related personal injury claims in the future.

(U.S. dollar amounts in millions, except per share amounts)

Note 17 Commitments and contingencies, continued

The Plan provides for the creation of an independent trust (the "Asbestos PI Trust") in addition to the CE Settlement Trust. Under the Plan, all present and future asbestos-related personal injury claims, including the unpaid portion of previously settled claims, that arise directly or indirectly from any act, omission, products or operations of Combustion Engineering, Lummus or Basic will be channeled to the Asbestos PI Trust. The Plan contemplates that the Bankruptcy Court will issue an injunction under Section 524(g) of the Bankruptcy Code in connection with the confirmation of the Plan, pursuant to which ABB affiliated companies (including ABB Ltd, Combustion Engineering, Lummus and Basic) and certain parties unrelated to ABB will be protected from those future asbestos-related personal injury claims. The channelling injunction is an essential element of the Plan. Issuance of the channelling injunction requires that at least 75 percent of the votes cast by asbestos claimants entitled to vote on the Plan must have been cast in favor of the Plan.

The Plan sets forth distribution procedures for the allocation of funds to the claimants. The Plan provides that, in addition to the Asbestos PI Trust claims, the unpaid portion of claims that were settled pursuant to the Master Settlement Agreement will be entitled to distributions from the Asbestos PI Trust.

On the effective date of the Plan, the Asbestos PI Trust will be funded as follows:

- a $ 20 million 5 percent term note with a maximum term of 10 years from the effective date of the Plan, secured by Combustion Engineering's Windsor, Connecticut real estate and real estate leases (under certain specified contingencies, the Asbestos PI Trust may have the right to convert the term note into ownership of 80 percent of the voting securities of the reorganized Combustion Engineering);
- excess cash held by Combustion Engineering on the effective date of the Plan;
- a promissory note, guaranteed by ABB Ltd and/or certain of its subsidiaries, in aggregate amount of $ 250 million payable in equal quarterly installments commencing in 2004, with $ 50 million to be paid during 2004, $ 100 million to be paid during 2005 and $ 100 million to be paid during 2006, and further providing for contingent payments of an additional aggregate amount of $ 100 million in equal installments between 2006 and 2010 if ABB Ltd meets certain financial performance standards (EBIT margin of 8 percent for the first two installments and 12 percent for the last two instalments);
- a non-interest bearing promissory note on behalf of Lummus in the amount of $ 28 million payable in relatively equal annual instalments over 12 years;
- a non-interest bearing promissory note on behalf of Basic in the aggregate amount of $ 10 million payable in relatively equal annual installments over 12 years;
- 30,298,913 ABB Ltd shares, which had a fair value at December 31, 2002 of $ 86 million. The Company's obligation to deliver these shares will continue to be marked-to-market, with changes in the fair value of the shares reflected in earnings until such shares are contributed to the Asbestos PI Trust;
- Combustion Engineering, Lummus and Basic will assign to the Asbestos PI Trust their rights under certain insurance policies and insurance settlement agreements. Aggregate unexhausted product liability limits are $ 198 million for Combustion Engineering, $ 43 million for Lummus and $ 28 million for Basic, although amounts ultimately recovered under these policies may be substantially less than the policy limits. In addition, Combustion Engineering will assign to the Asbestos PI Trust scheduled payments under certain of its insurance settlement agreements ($ 95 million as of December 31, 2002);
- If Lummus is sold within 18 months after the effective date of the Plan, ABB Inc. will contribute $ 5 million to the CE Settlement Trust and $ 5 million to the Asbestos PI Trust. If the CE Settlement Trust has ceased to exist at that time, both $ 5 million payments will be made to the Asbestos PI Trust, but in no event will this contribution exceed the net proceeds of the sale of Lummus;
- Upon dissolution of the CE Settlement Trust, all funds, assets and properties held by the CE Settlement Trust will be transferred automatically to the Asbestos PI Trust.

Next steps in the Chapter 11 process

The solicitation of votes to approve the Plan began on January 19, 2003, and Combustion Engineering filed for Chapter 11 in the U.S. Bankruptcy Court in Delaware on February 17, 2003 based on the previously negotiated Plan. The voting period closed on February 19, 2003, and, according to the preliminary results, approximately 80 percent of those voting approved the Plan. The final voting results are subject to verification and confirmation by the bankruptcy court, and a confirmation hearing has been scheduled for April 24, 2003. If the Plan is confirmed, in order to secure the benefits of the full injunction and discharge, Combustion Engineering will seek affirmation of the confirmation order from the U.S. District Court. The Plan will become effective at the conclusion of all appeals unless Combustion Engineering and other parties to the case agree on an earlier effective date. It is not assured that the Bankruptcy Court will confirm the Plan, and, if the Plan is confirmed, the Company cannot be certain how long the appeals process will last.

Effect of the Plan on our financial position

The Company recorded a charge of $ 420 million in income (loss) from discontinued operations, net of tax, for 2002, which amount was determined based upon the proposed settlement amounts contained in the Plan. In prior years, the Consolidated Financial Statements reflected charges to earnings based on Combustion Engineering's forecasts of the expected cost of future claim settlements over a period of several years and estimates of the amounts recoverable from insurance when the claims were settled. This resulted in a charge to earnings of $ 470 million and $ 70 million in 2001 and 2000, respectively, which is included in income (loss) from discontinued operations, net of tax.

Based on expected implementation of the Plan, the expected ultimate liability for the resolution of asbestos-related personal injury asbestos claims against Combustion Engineering, Lummus and Basic as of December 31, 2002 is estimated to be $ 1,118 million and is included in accrued liabilities and other in the Consolidated Balance Sheet. If the Plan is confirmed, certain amounts will be reclassified as of the effective date to other long-term liabilities based on the scheduled cash payments. Future earnings will be affected by mark-to-market adjustments for changes in the fair value of ABB Ltd stock as well as contingent payments when they become determinable. In the event the Plan is not approved by the Bankruptcy Court, the ultimate liability for the resolution of asbestos-related personal injury claims could be substantially revised. Such a revision could have a material impact on the Company's financial position, results of operations and liquidity.

(U.S. dollar amounts in millions, except per share amounts)

Note 17 Commitments and contingencies, continued

Contingencies related to former Nuclear technology business

The Company retained liability for certain specific environmental remediation costs at two sites in the U.S. that were operated by its Nuclear technology business, which has been sold to British Nuclear Fuels (BNFL) in 2000. Pursuant to the purchase agreement with BNFL, the Company has retained all of the environmental liabilities associated with its Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the environmental liabilities associated with its ABB C-E Nuclear Power, Inc. subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination at these facilities. Such costs are not payable until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological contamination upon decommissioning, based on information that BNFL has made publicly available, the Company believes that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, the Company believes the remediation may take until 2008. At the Windsor site, the Company believes that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to the Atomic Energy Act and the Formerly Used Site Environmental Remediation Action Program because such costs relate to materials used by Combustion Engineering in its research and development work on, and fabrication of, nuclear fuel for the United States Navy. As a result of the sale of the Nuclear technology business, in April 2000 the Company established a reserve of $ 300 million in connection with estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were $ 12 million and $ 6 million during 2002 and 2001, respectively. In connection with the pre-packaged Chapter 11 filing by Combustion Engineering discussed above, the Company will retain all environmental liabilities associated with the Windsor site.

Note 18 Taxes

Provision for taxes consists of the following:

Year ended December 31,	2002	2001	2000
Current taxes on income	$ 258	$ 152	$ 215
Deferred taxes	(175)	(89)	85
Tax expense from continuing operations	**83**	**63**	**300**
Tax expense from discontinued operations	72	39	128
Total	**$ 155**	**$ 102**	**$ 428**

The Company operates in countries that have differing tax laws and rates. Consequently, the consolidated weighted-average effective rate will vary from year to year according to the source of earnings or losses by country.

Year ended December 31,	2002	2001	2000
Reconciliation of taxes:			
Income (loss) from continuing operations before taxes and minority interest	$ 251	$ (66)	$ 1,106
Weighted-average tax rate	39.0%	37.9%	37.6%
Taxes at weighted-average tax rate	**98**	**(25)**	**416**
Items taxed at rates other than the weighted-average tax rate	(127)	112	(63)
Non-deductible goodwill amortization	–	49	45
Changes in valuation allowance	108	(31)	(71)
Changes in enacted tax rates	1	6	(41)
Other, net	3	(48)	14
Tax expense from continuing operations	**$ 83**	**$ 63**	**$ 300**
Effective tax rate for the year	**33.1%**	**(95.5%)**	**27.1%**

In 2001, the reconciling item "Other, net" of $ 48 million includes an amount of $ 50 million relating to adjustments with respect to the resolution of certain prior year tax matters.

In 2001, the income (loss) from continuing operations before taxes and minority interest of $ 66 million includes a provision for insurance liabilities in an insurance subsidiary, located in a low tax jurisdiction (see Note 15). Furthermore, "Items taxed at rates other than the weighted-average tax rate" includes the tax effects of this provision and the reclassification of a $ 12 million gain on extinguishment of debt. The effective tax rate applicable to income from continuing operations excluding the tax effect of these items would be 29.2 percent.

In 2002, the income (loss) from continuing operations before taxes and minority interest of $ 251 million includes additional financing related costs, restructuring costs, and costs related to non-core activities as well as a $ 215 million gain recorded from the change in the company's convertible debt outstanding. The $ 215 million gain offset in part these additional costs.

(U.S. dollar amounts in millions, except per share amounts)

Note 18 Taxes, continued
Deferred income tax assets and liabilities consist of the following:

December 31,	2002	2001
Deferred tax liabilities:		
Financing receivables	$ (226)	$ (194)
Property, plant and equipment	(421)	(458)
Pension and other accrued liabilities	(356)	(252)
Insurance reserves	(230)	(190)
Other	(186)	(145)
Total deferred tax liability	**(1,419)**	**(1,239)**
Deferred tax assets:		
Investments and other	2	14
Property, plant and equipment	58	185
Pension and other accrued liabilities	857	952
Unused tax losses and credits	1,075	697
Other	332	238
Total deferred tax asset	**2,324**	**2,086**
Valuation allowance	(1,227)	(1,145)
Deferred tax asset, net of valuation allowance	**1,097**	**941**
Net deferred tax liability	**$ (322)**	**$ (298)**

Deferred tax assets and deferred tax liabilities can be allocated between current and non-current as follows:

December 31,	2002		2001	
	Current	Non-current	Current	Non-current
Deferred tax liability	$ (253)	$ (1,166)	$ (190)	$ (1,049)
Deferred tax asset, net	558	539	495	446
Net deferred tax asset (liability)	**$ 305**	**$ (627)**	**$ 305**	**$ (603)**

The non-current deferred tax asset, net, is included in investments and other.

Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. Because recognition of these assets is uncertain, valuation allowances of $ 1,227 million and $ 1,145 million have been established as of December 31, 2002 and 2001, respectively.

At December 31, 2002, net operating loss carry-forwards of $ 2,815 million and tax credits of $ 66 million are available to reduce future taxable income of certain subsidiaries, of which $ 1,240 million loss carry-forwards and $ 42 million tax credits expire in varying amounts through 2022 and the remainder do not expire. These carry-forwards are predominately related to the Company's U.S. and German operations.

Note 19 Other liabilities
The Company's other liabilities amount to $ 1,647 million and $ 2,280 million at December 31, 2002 and 2001, respectively.

Other liabilities include non-current provisions of $ 460 million and $ 1,241 million, advances from customers relating to long-term construction contracts of $ 612 million and $ 539 million and non-current deferred income of $ 151 million and $ 89 million at December 31, 2002 and 2001, respectively. In 2001 non-current provisions included $806 million, which was reclassified in 2002 from other liabilities to accrued liabilities and other (see Note 17).

The Company entered into tax advantaged leasing transactions with U.S. investors prior to 1999. Prepaid rents that have been received on these transactions are $ 349 million and $ 355 million at December 31, 2002 and 2001, respectively, and have been recorded as deposit liabilities. Net gains on these transactions are being recognized over the lease terms.

Note 20 Employee benefits
The pension and other related benefit liability, net of the prepaid pension and other related benefits, in the Consolidated Balance Sheet was $ 1,102 million and $ 1,230 million at December 31, 2002 and December 31, 2001, respectively. The decrease is primarily due to an increase in contributions during 2002.

The Company operates several pension plans, including defined benefit, defined contribution and termination indemnity, in accordance with local regulations and practices. These plans cover the majority of the Company's employees and provide benefits to employees in the event of death, disability, retirement or termination of employment. Certain of these plans are multi-employer plans.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policy of these plans is consistent with the local government and tax requirements. The Company has several pension plans which are not required to be funded pursuant to local government and tax requirements.

(U.S. dollar amounts in millions, except per share amounts)

Note 20 Employee benefits, continued

Defined benefit plans provide benefits primarily based on employees' years of service, age and salary. The cost and obligations from sponsoring defined benefit plans are determined on an actuarial basis using the projected unit credit method. This method reflects service rendered by the employees to the date of valuation and incorporates assumptions concerning employees' projected salaries.

For the years ended December 31, 2002, 2001 and 2000, net periodic pension cost consists of the following:

	Pension benefits			Other benefits		
	2002	**2001**	**2000**	**2002**	**2001**	**2000**
Service cost	$ 186	$ 177	$ 202	$ 6	$ 5	$ 5
Interest cost	318	311	314	28	26	23
Expected return on plan assets	(281)	(291)	(306)	–	–	–
Amortization of transition liability	13	9	10	6	6	6
Amortization of prior service cost	15	14	34	–	–	–
Recognized net actuarial (gain) loss	22	4	(1)	6	3	1
Other	9	(19)	12	–	–	–
Total	**$ 282**	**$ 205**	**$ 265**	**$ 46**	**$ 40**	**$ 35**

The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Financial Statements at December 31, 2002 and 2001, for the Company's principal benefit plans:

	Pension benefits		Other benefits	
	2002	**2001**	**2002**	**2001**
Benefit obligation at the beginning of year	$ 6,005	$ 6,012	$ 389	$ 342
Service cost	186	177	6	5
Interest cost	318	311	28	26
Contributions from plan participants	43	36	4	2
Benefit payments	(437)	(373)	(34)	(32)
Benefit obligations of businesses acquired	46	9	–	–
Benefit obligations of businesses disposed	(14)	(6)	–	–
Actuarial (gain) loss	(60)	48	26	46
Plan amendments and other	(56)	–	(5)	1
Exchange rate differences	993	(209)	–	(1)
Benefit obligation at the end of year	**7,024**	**6,005**	**414**	**389**
Fair value of plan assets at the beginning of the year	4,226	4,592	–	–
Actual return on plan assets	(84)	(300)	–	–
Contributions from employer	717	372	30	30
Contributions from plan participants	43	36	4	2
Benefit payments	(437)	(373)	(34)	(32)
Plan assets of businesses acquired	44	6	–	–
Plan assets of businesses disposed	(3)	(1)	–	–
Other	(50)	17	–	–
Exchange rate differences	689	(123)	–	–
Fair value of plan assets at the end of year	**5,145**	**4,226**	**–**	**–**
Unfunded amount[1]	**1,879**	**1,779**	**414**	**389**
Unrecognized transition liability	(1)	(9)	(60)	(67)
Unrecognized actuarial loss	(1,168)	(781)	(150)	(131)
Unrecognized prior service cost	(57)	(67)	–	(3)
Net amount recognized	**$ 653**	**$ 922**	**$ 204**	**$ 188**

[1] These amounts include $1,070 million and $863 million at December 31, 2002 and 2001, respectively, for pension plans which are not required to be funded pursuant to local government and tax requirements.

(U.S. dollar amounts in millions, except per share amounts)

Note 20 Employee benefits, continued

The following amounts have been recognized in the Company's Consolidated Balance Sheet at December 31, 2002 and 2001:

	Pension benefits		Other benefits	
	2002	**2001**	**2002**	**2001**
Prepaid pension cost	$ (572)	$ (389)	$ –	$ –
Accrued pension cost	1,428	1,380	204	188
Intangible assets	(24)	(14)	–	–
Accumulated other comprehensive loss	(179)	(55)	–	–
Net amount recognized	**$ 653**	**$ 922**	**$ 204**	**$ 188**

The pension and other related benefits liability reported in the Consolidated Balance Sheet contains an accrual of $ 27 million and $ 49 million at December 31, 2002 and 2001, respectively, and the prepaid pension and other related benefits asset reported in the Consolidated Balance Sheet contains $ 15 million and $ 2 million at December 31, 2002 and 2001, respectively, for employee benefits that do not meet the criteria of Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions* (SFAS 87) or Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.*

The pension and other related benefits liability reported in the Consolidated Balance Sheet includes $ 203 million and $ 69 million at December 31, 2002 and 2001, respectively, to record a minimum pension liability. The increase in the minimum pension liability from 2001 is primarily attributable to changes in the discount rate in the German and U.S. pension plans that do not have plan assets.

The Company has a defined benefit pension plan that covers substantially all employees in Sweden. Effective December 31, 2002, the assets which had previously been pledged to the plan were contributed and have been reflected as a component of "fair value of plan assets" as of December 31, 2002 (see Note 5).

During 2002 and 2001, the Company contributed $ 188 million and $ 162 million, respectively, of available-for-sale debt securities to certain of the Company's pension plans in the United States and the United Kingdom.

The projected benefit obligation (PBO) and fair value of plan assets for pension plans with benefit obligations in excess of plan assets were:

		2002			**2001**	
December 31,	PBO	Assets	Difference	PBO	Assets	Difference
PBO exceeds assets	$ 6,956	$ 5,068	$ 1,888	$ 5,911	$ 4,123	$ 1,788
Assets exceed PBO	68	77	(9)	94	103	(9)
Total	**$ 7,024**	**$ 5,145**	**$ 1,879**	**$ 6,005**	**$ 4,226**	**$ 1,779**

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

		2002			**2001**	
December 31,	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	$ 5,524	$ 4,206	$ 1,318	$ 2,330	$ 1,141	$ 1,189
Assets exceed ABO	911	939	(28)	2,983	3,085	(102)
Total	**$ 6,435**	**$ 5,145**	**$ 1,290**	**$ 5,313**	**$ 4,226**	**$ 1,087**

At December 31, 2002 and 2001, the assets of the plans were comprised of:

	Pension benefits	
	2002	**2001**
Equity securities	33%	35%
Debt securities	51%	47%
Other	16%	18%

At December 31, 2002 and 2001, plan assets included $ 3 million and $ 6 million, respectively, of the Company's capital stock.

The following weighted-average assumptions were used in accounting for defined benefit pension plans, for the years ended December 31, 2002 and 2001:

	Pension benefits		Other benefits	
	2002	**2001**	**2002**	**2001**
Discount rate	5.05%	5.32%	6.74%	7.24%
Expected return on plan assets	6.15%	6.81%	–	–
Rate of compensation increase	3.05%	3.07%	–	–

The Company has multiple non-pension post-retirement benefit plans. The Company's health care plans are generally contributory with participants' contributions adjusted annually. The health care trend rate was assumed to be 12.92 percent for 2002, then gradually declining to 6.46 percent in 2012, and to remain at that level thereafter.

(U.S. dollar amounts in millions, except per share amounts)

Note 20 Employee benefits, continued

Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2002:

	One-percentage-point increase	One-percentage-point decrease
Effect on total of service and interest cost components	$ 2	$ (2)
Effect on accumulated post-retirement benefit obligation	$ 26	$ (22)

The Company also maintains several defined contribution plans. The expense for these plans was $ 23 million, $ 26 million and $ 27 million in 2002, 2001 and 2000, respectively. The Company also contributed $ 141 million, $ 135 million and $ 108 million to multi-employer plans in 2002, 2001 and 2000, respectively.

Note 21 Management incentive plan

The Company has a management incentive plan under which it offers stock warrants and warrant appreciation rights (WARs) to key employees for no consideration.

Warrants granted under this plan allow participants to purchase shares of the Company at predetermined prices. Participants may sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed on the SWX Swiss Exchange (virt-x), which facilitates valuation and transferability of warrants granted under this plan.

Each WAR gives the participant the right to receive, in cash, the market price of a warrant on the date of exercise of the WAR. The WARs are non-transferable.

Participants may exercise or sell warrants and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in the event of death, disability or divorce. All warrants and WARs expire six years from the date of grant. The terms and conditions of the plan allow the employees of subsidiaries that have been divested to retain their warrants and WARs. As the primary trading market for shares of ABB Ltd is the SWX Swiss Exchange (virt-x), the exercise prices of warrants and the trading prices of equivalent warrants listed on the SWX Swiss Exchange (virt-x) are denominated in Swiss Francs (CHF). Accordingly, exercise prices are presented below in CHF. Fair values have been presented in U.S. dollars based upon exchange rates in effect as of the applicable period.

Warrants

The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees,* as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), *Accounting for Stock Based Compensation.* All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceased to be employed by a consolidated subsidiary, such as after a divestment by the Company. In accordance with FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation,* the Company recorded compensation expense based on the fair value of warrants retained by participants on the date their employment ceased, with an offset to additional paid in capital. The impact of such expense is not material.

Presented below is a summary of warrant activity for the years shown:

	Number of warrants	Number of shares [1]	Weighted-average exercise price (CHF)[2]
Outstanding at January 1, 2000	**27,699,040**	**10,267,288**	**32.34**
Granted [3]	28,128,360	5,625,672	53.00
Forfeited	(385,000)	(65,789)	38.42
Outstanding at December 31, 2000	**55,442,400**	**15,827,171**	**38.75**
Granted [4]	23,293,750	4,658,750	17.00
Forfeited	(2,240,000)	(461,452)	48.53
Outstanding at December 31, 2001	**76,496,150**	**20,024,469**	**33.46**
Forfeited	(8,105,090)	(1,621,018)	30.29
Outstanding at December 31, 2002	**68,391,060**	**18,403,451**	**33.74**
Exercisable at December 31, 2000	60,000	38,904	28.22
Exercisable at December 31, 2001	10,538,000	6,832,839	27.95
Exercisable at December 31, 2002	**29,751,060**	**10,675,451**	**32.41**

[1] All warrants granted prior to 1999 require the exercise of 100 warrants for 64.84 registered shares of ABB Ltd. All other warrants require the exercise of five warrants for one registered share of ABB Ltd. Information presented reflects the number of registered shares of ABB Ltd that warrant holders can receive upon exercice.

[2] Information presented reflects the exercise price per registered share of ABB Ltd.

[3] The aggregate fair value at date of grant of warrants issued in 2000 was $ 54 million, assuming a dividend yield of 1.7 percent, expected volatility of 33 percent, risk-free interest rate of 4.4 percent, and an expected life of six years.

[4] The aggregate fair value at date of grant of warrants issued in 2001 was $ 16 million, assuming a dividend yield of 1.25 percent, expected volatility of 47 percent, risk-free interest rate of 3.5 percent, and an expected life of six years.

(U.S. dollar amounts in millions, except per share amounts)

Note 21 Management incentive plan, continued

Presented below is a summary of warrants outstanding at December 31, 2002

Exercise price (presented in CHF)[1]	Number of warrants	Weighted- Number of shares [2]	average remaining life
30.89	4,743,000	3,075,361	1.0 years
25.54	5,795,000	3,757,478	1.9 years
37.50	4,648,060	929,612	2.4 years
41.25	14,565,000	2,913,000	2.9 years
53.00	19,940,000	3,988,000	3.5 years
17.00	18,700,000	3,740,000	4.9 years

(1) Information presented reflects the exercise price per registered share of ABB Ltd.

(2) *Information presented reflects the number of registered shares of ABB Ltd that warrant holders can receive upon exercise of warrants.*

WARs

As each WAR gives the holder the right to receive cash equal to the market price of a warrant on date of exercise, the Company is required by APB 25 to record a liability based upon the fair value of outstanding WARs at each period end, amortized on a straight-line basis over the three-year vesting period. In selling, general and administrative expenses, the Company recorded income of $ 14 million and $ 58 million for 2002 and 2001, respectively, and expense of $ 31 million in 2000, excluding amounts charged to income (loss) from discontinued operations, net of tax, as a result of changes in the fair value of the outstanding WARs and the vested portion. In June 2000, to hedge its exposure to fluctuations in fair value of outstanding WARs, the Company purchased cash-settled call options from a bank, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with Emerging Issues Task Force No. 00-19 (EITF 00-19), *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock,* the cash-settled call options have been recorded as assets measured at fair value, with subsequent changes in fair value recorded through earnings as an offset to the compensation expense recorded in connection with the WARs. During 2002, 2001 and 2000, excluding amounts charged to income (loss) from discontinued operations, net of tax, the Company recognized expense of $ 26 million, $ 54 million and $ 4 million, respectively, in interest and other finance expense, related to the cash-settled call options.

The aggregate fair value of outstanding WARs was $ 9 million and $ 53 million at December 31, 2002 and 2001, respectively. Fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SWX Swiss Exchange (virt-x).

Presented below is a summary of WAR activity for the years shown.

	Number of WARs outstanding
Outstanding at January 1, 2000	**35,249,400**
Granted	30,846,640
Exercised	(25,000)
Forfeited	(710,000)
Outstanding at December 31, 2000	**65,361,040**
Granted	39,978,750
Exercised	(548,000)
Forfeited	(1,238,720)
Outstanding at December 31, 2001	**103,553,070**
Exercised	(1,455,080)
Forfeited	(3,803,750)
Outstanding at December 31, 2002	**98,294,240**

At December 31, 2002, and December 31, 2001, 26, 974,240 and 9,087,000 of the WARs were exercisable, respectively. No WARs were granted in 2002. The aggregate fair value at date of grant of WARs issued in 2001 and 2000 was $ 28 million and $ 80 million, respectively.

Note 22 Stockholders' equity

At December 31, 2002, including the warrants issued under the management incentive plan and call options sold to a bank at fair value during 2001, the Company had outstanding obligations to deliver 40 million shares at exercise prices ranging from CHF 17.00 to CHF 53.00. The call options expire in periods ranging from 2004 to 2007 and were recorded as equity instruments in accordance with EITF 00-19. Also, at December 31, 2002, the Company had obligations to deliver 85 million shares at an exercise price of CHF 18.48 as a result of the issuance of convertible debt in May 2002. In addition pursuant to the Plan of reorganization of Combustion Engineering, as described in Note 17, the Company will contribute 30 million shares to the Asbestos PI Trust.

During 2000, the Company sold 18 million shares of its treasury stock to a bank at fair market value and sold put options which enabled the bank to sell up to 18 million shares to the Company at exercise prices ranging from CHF 25.54 to CHF 53.00 per share. The put options were recorded as equity instruments in accordance with EITF 00-19, as the terms of the put options allowed the Company to choose a net share settlement. In 2001, the Company settled the outstanding written put options by purchasing the 18 million shares at a weighted average exercise price of CHF 40.93 per share.

Dividends are payable to the Company's stockholders based on the requirements of Swiss law, ABB Ltd's Articles of Incorporation, and stockholders' equity as reflected in the unconsolidated financial statements of ABB Ltd prepared in compliance with Swiss law. At December 31, 2002, of the CHF 6,647 million stockholders' equity recorded in such unconsolidated financial statements, CHF 3,000 million was share capital, another CHF 3,545 million was restricted and CHF 102 million is available for distribution.

In March 2003, the Company sold 80 million treasury shares in two transactions for approximately $ 156 million.

Note 23 Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; shares issuable in relation to the convertible bonds if dilutive; and outstanding written put options, for which net share settlement at average market price of the Company's stock was assumed, if dilutive.

The shares issuable in relation to the warrants and options outstanding in connection with the Company's management incentive plan were excluded from the computation of diluted earnings per share in 2002 and 2001, as their inclusion would have been antidilutive. In 2000, only those warrants and options that were considered dilutive have been included in the computation of diluted earnings per share. In 2002, the shares issuable in relation to the convertible bonds were included in the computation of diluted earnings per share for the period they were outstanding.

Basic earnings per share:

Year ended December 31,	2002	2001	2000
Income (loss) from continuing operations	$ 97	$ (165)	$ 766
Income (loss) from discontinued operations, net of tax	(880)	(501)	677
Cumulative effect of change in accounting principles (SFAS 133), net of tax	–	(63)	–
Net income (loss)	**$ (783)**	**$ (729)**	**$ 1,443**
Weighted average number of shares outstanding (in millions)	1,113	1,132	1,180
Earnings per share:			
Income (loss) from continuing operations	$ 0.09	$ (0.15)	$ 0.65
Income (loss) from discontinued operations, net of tax	(0.79)	(0.43)	0.57
Cumulative effect of change in accounting principles (SFAS 133), net of tax	–	(0.06)	–
Net income (loss)	**$ (0.70)**	**$ (0.64)**	**$ 1.22**

Note 23 Earnings per share, continued
Diluted earnings per share:

Year ended December 31,	2002	2001	2000
Income (loss) from continuing operations	$ 97	$ (165)	$ 766
Effect of dilution:			
Convertible bonds, net of tax	(187)	–	–
Income (loss) from continuing operations, adjusted	**(90)**	**(165)**	**766**
Income (loss) from discontinued operations, net of tax	(880)	(501)	677
Cumulative effect of change in accounting principles (SFAS 133), net of tax	–	(63)	–
Net income (loss), adjusted	**$ (970)**	**$ (729)**	**$ 1,443**
Weighted average number of shares outstanding (in millions)	1,113	1,132	1,180
Dilutive potential shares:			
Warrants and options	–	–	5
Convertible bonds	53	–	–
Diluted weighted average number of shares outstanding (in millions)	**1,166**	**1,132**	**1,185**
Earnings per share:			
Income (loss) from continuing operations, adjusted	$ (0.08)	$ (0.15)	$ 0.65
Income (loss) from discontinued operations, net of tax	(0.75)	(0.43)	0.57
Cumulative effect of change in accounting principles (SFAS 133), net of tax	–	(0.06)	–
Net income (loss), adjusted	**$ (0.83)**	**$ (0.64)**	**$ 1.22**

Warrants and options to purchase 40 million shares were not included in the computation of diluted earnings per share for 2002 because the exercise prices were greater than the average market price of the Company's shares during the period the instruments were outstanding.

Note 24 Restructuring charges
During the first quarter of 1999 and in connection with its purchase of Elsag Bailey, the Company implemented a restructuring plan intended to consolidate operations and gain operational efficiencies. The plan called for workforce reductions of approximately 1,500 salaried employees primarily in Germany and the United States (EB Restructuring). Restructuring charges and related write downs of $ 192 million were included in other income (expense), net, during 2000, of which approximately $ 90 million related to the continued integration of Elsag Bailey. The EB Restructuring was substantially complete at the end of 2000.

In July 2001, the Company announced a restructuring program (2001 program) anticipated to extend over 18 months. The 2001 program was initiated in an effort to improve productivity, reduce cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries.

In 2001 the Company recognized restructuring charges of $ 109 million relating to workforce reductions and $ 71 million related to lease terminations and other exit costs associated with the restructuring program. These costs are included in other income (expense), net. Termination benefits of $ 32 million were paid to approximately 2,150 employees and $ 31 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2001, accrued liabilities included $ 78 million for termination benefits and $ 39 million for lease terminations and other exit costs.

In 2002 the Company recognized charges of $ 166 million related to workforce reductions and charges of $ 38 million related to lease terminations and other exit costs associated with the 2001 program. These costs are included in other income (expense), net. Based on changes in management's original estimate a $ 21 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $ 24 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. Termination benefits of $ 149 million were paid to approximately 4,000 employees and $ 29 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2002, accrued liabilities included $ 94 million for termination benefits and $ 52 million for lease terminations and other exit costs. The 2001 program was substantially completed during 2002 and the remaining liability will be used through 2003.

As a result of the 2001 program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $ 18 million and $ 41 million in 2002 and 2001, respectively, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

In October 2002, the Company announced the Step change program. Detailed project planning continues to be developed and evaluated by management. The Company estimates that restructuring cost under the program will be approximately $ 300 million and $ 200 million in 2003 and 2004, respectively. The goals of the program are to increase competitiveness of the Company's core businesses, reduce overhead costs and streamline operations by approximately $ 800 million on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

(U.S. dollar amounts in millions, except per share amounts)

Note 24 Restructuring charges, continued

In 2002, related to Step change program, the Company recognized restructuring charges of $ 51 million related to workforce reductions and $ 26 million related to lease terminations and other exit costs associated with the restructuring program. These costs are included in other income (expense), net. Termination benefits of $ 13 million were paid to approximately 200 employees and $ 1 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2002, accrued liabilities included $ 38 million for termination benefits and $ 25 million for lease terminations and other exit costs.

As a result of the Step change program, certain assets have been identified as impaired or will no longer be used in continuing operations. The Company recorded $ 2 million to write down these assets to fair value. These costs are included in other income (expense), net.

	2001 program	Step change	Other	**Total**
Year ended December 31, 2002				
Restructuring charge for workforce reduction	$ 166	$ 51	$ –	**$ 217**
Restructuring charge for lease terminations and other	38	26	–	**64**
Write-down cost	18	2	–	**20**
Change in estimate	(21)	–	(9)	**(30)**
Total restructuring charges and related asset write-downs	**$ 201**	**$ 79**	**$ (9)**	**$ 271**
Year ended December 31, 2001				
Restructuring charge for workforce reduction	$ 109	$ –	$ –	**$ 109**
Restructuring charge for lease terminations and other	71	–	–	**71**
Write-down cost	41	–	–	**41**
Change in estimate	–	–	–	**–**
Total restructuring charges and related asset write-downs	**$ 221**	**$ –**	**$ –**	**$ 221**

Note 25 Segment and geographic data

During 2001, the Company realigned its worldwide enterprise around customer groups, replacing its former business segments with four end-user divisions, two channel partner divisions, and a financial services division. The four end-user divisions – Utilities, Process Industries, Manufacturing and Consumer Industries, and Oil, Gas and Petrochemicals – served end-user customers with products, systems and services. The two channel partner divisions – Power Technology Products and Automation Technology Products – served external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators directly and end-user customers indirectly through the end-user divisions. The Financial Services division provided services and project support for the Company's internal as well as for the Company's external customers.

The Utilities division served electric, gas and water utilities – whether state-owned or private, global or local, operating in liberalized or regulated markets – with a portfolio of products, services and systems. The division's principal customers were generators of power, owners and operators of power transmission systems, energy traders and local distribution companies. The Utilities division employed approximately 14,800 people as of December 31, 2002.

In April 2002, the Company merged its Process Industries division and its Manufacturing and Consumer Industries division to form a new Industries division. The Industries division served the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology. The Industries division employed approximately 23,300 people as of December 31, 2002.

The Power Technology Products division covered the entire spectrum of technology for power transmission and power distribution including transformers, switchgear, breakers, capacitors and cables as well as other products, platforms and technologies for high- and medium-voltage applications. Power technology products are used in industrial, commercial and utility applications. These products were sold through the Company's end-user divisions as well as through external channel partners, such as distributors, contractors and original equipment manufacturers and system integrators. The Power Technology Products division employed approximately 26,400 people as of December 31, 2002.

The Automation Technology Products division provided products, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products. These technologies were sold to customers through the end-user divisions as well as through external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators. The Automation Technology Products division employed approximately 33,300 people as of December 31, 2002.

The Oil, Gas and Petrochemicals division supplied a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants. The Oil, Gas and Petrochemicals division employed approximately 11,900 people as of December 31, 2002. The Company announced in 2002 that the Company intend to dispose of this business division (see Note 3).

The Financial Services division supported the Company's businesses and customers with financial solutions in structured finance, leasing, project development and ownership, financial consulting, insurance and treasury activities. In 2002 a significant part of the division's structured finance and leasing activities were sold to GE Commercial Finance. Proprietary trading activities in treasury centers ceased and remaining treasury activities were integrated in Corporate. The insurance and project development and ownership activities were transferred to the Non-Core Activities division.

(U.S. dollar amounts in millions, except per share amounts)

Note 25 Segment and geographic data, continued
Non-Core Activities includes the following:

- the Company's Insurance business area (part of the former Financial Services division);
- the Company's Equity Ventures business area and the remaining Structured Finance business that was not sold to GE Commercial Finance (part of the former Financial Services division);
- the Company's Building Systems business area;
- the Company's New Ventures business area;
- the Company's Customer Service, Group Processes, Logistic Systems, and Semiconductors business areas.

Corporate includes Headquarters, Central Research and Development, Real Estate, as well as, beginning in 2002, Treasury Services.

The Company evaluates performance of its divisions based on earnings before interest and taxes (EBIT), which excludes interest and dividend income, interest expense, provision for taxes, minority interest, and income (loss) from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information,* the Company presents division revenues, depreciation and amortization, amortization of goodwill in 2001 and 2000, restructuring charges and related asset write-downs, EBIT, net operating assets and capital expenditures, all of which have been reclassified to reflect the changes to the Company's internal structure, including the effect of inter-division transactions. Division revenues and EBIT are presented as if certain historical third-party sales by subsidiaries in product-supplying divisions had been routed through other divisions as they would have been under the customer-centric structure. Management has reflected prior years' divisional financial information in this way to allow analysis of trends in divisional revenues and margins on a basis consistent with the Company's then existing structure and transaction flow.

The following tables summarize information for each reportable division:

2002	Revenues [1]	Depreciation and amortization	Amortization of goodwill	Restructuring charge and related assets write-downs	EBIT [2][3]	Net operating assets [4][7]	Capital expenditures
Utilities	$ 4,826	$ 52	$ –	$ 31	$ 75	$ 992	$ 20
Industries	4,412	56	–	59	145	1,129	21
Power Technology Products	4,355	117	–	29	353	1,389	97
Automation Technology Products	5,035	145	–	80	373	2,278	112
Non-Core Activities:							
Insurance	657	2	–	–	40	1,397	1
Equity Ventures[5]	21	–	–	–	38	1,096	–
Structured Finance[6]	92	9	–	–	116	1,346	–
Building Systems	2,372	11	–	22	(114)	68	9
New Ventures	132	13	–	15	(68)	308	15
Other Non-Core Activities	912	75	–	15	(171)	(456)	29
Total Non-Core Activities	**4,186**	**110**	**–**	**52**	**(159)**	**3,759**	**54**
Corporate / Other	527	76	–	20	(317)	9,344	143
Inter-division elimination	(5,046)	–	–	–	(76)	(7,633)	–
Consolidated	**$ 18,295**	**$ 556**	**$ –**	**$ 271**	**$ 394**	**$ 11,258**	**$ 447**

(U.S. dollar amounts in millions, except per share amounts)

Note 25 Segment and geographic data, continued

2001 (restated)	Revenues [1]	Depreciation and amortization	Amortization of goodwill	Restructuring charge and related assets write-downs	EBIT [2][3][8]	Net operating assets [4][7][8]	Capital expenditures
Utilities	$ 5,634	$ 49	$ 24	$ 24	$ 158	$ 790	$ 27
Industries	4,995	53	41	38	151	924	35
Power Technology Products	3,961	113	6	52	234	1,283	105
Automation Technology Products	4,756	145	54	43	364	2,287	109
Non-Core Activities:							
Insurance	956	–	6	–	(342)	1,093	1
Equity Ventures[5]	35	–	–	–	76	1,160	–
Structured Finance[6]	133	10	–	–	27	1,789	3
Building Systems	2,568	16	–	2	20	(23)	10
New Ventures	113	17	–	6	(167)	262	34
Other Non-Core Activities	1,325	68	–	14	(66)	(795)	74
Total Non-Core Activities	**5,130**	**111**	**6**	**22**	**(452)**	**3,486**	**122**
Corporate / Other	612	62	24	42	(165)	7,320	173
Inter-division elimination	(5,706)	–	–	–	(133)	(5,346)	–
Consolidated	**$ 19,382**	**$ 533**	**$ 155**	**$ 221**	**$ 157**	**$ 10,744**	**$ 571**

2000	Revenues [1]	Depreciation and amortization	Amortization of goodwill	Restructuring charge and related assets write-downs	EBIT [2][3]	Net operating assets [4][7]	Capital expenditures
Utilities	$ 5,460	$ 34	$ 41	$ 39	$ 251	$ 755	$ 26
Industries	5,443	47	55	42	197	829	44
Power Technology Products	3,587	114	8	38	244	1,302	105
Automation Technology Products	4,671	190	36	45	445	2,436	111
Non-Core Activities:							
Insurance	805	1	5	–	98	912	1
Equity Ventures[5]	41	–	–	–	70	556	–
Structured Finance[6]	126	13	–	–	47	1,309	10
Building Systems	2,506	17	–	–	57	57	11
New Ventures	108	3	–	–	(12)	60	3
Other Non-Core Activities	1,236	74	1	–	(43)	583	70
Total Non-Core Activities	**4,822**	**108**	**6**	**–**	**217**	**3,477**	**95**
Corporate / Other	780	100	6	28	(135)	5,335	58
Inter-division elimination	(5,408)	–	–	–	(46)	(2,567)	–
Consolidated	**$ 19,355**	**$ 593**	**$ 152**	**$ 192**	**$ 1,173**	**$ 11,567**	**$ 439**

[1] Revenues have been reclassified for the Utilities and Industries divisions to reflect the increase in sales that would have occurred if the Company's 2002 internal structure and transaction flow had been in place for all periods presented. The effect of assuming that certain historical sales by the product divisions would have been routed through other divisions before final sale to an external customer, as they would have been if the customer-centric structure had been in place in those prior years, was to increase division revenues for 2002, 2001 and 2000, respectively, by $ 1,363 million, $ 2,119 million and $ 2,139 million for the Utilities division and by $ 276 million, $ 847 million and $ 1,039 million for the Industries division. The Company assumed that internal pricing structures for these inter-division sales were also in place for all periods presented, resulting in a reduction to division revenues for 2002, 2001 and 2000, respectively, by $ 55 million, $ 99 million, and $ 211 million for the Power Technology Products division; and by $ 84 million, $ 153 million and $ 200 million for the Automation Technology division.

[2] Consistent with the assumptions described in (1) above, division EBIT reflects the retroactive transfer of profits of $ 0 million, $ 41 million, and $ 46 million in 2002, 2001 and 2000, respectively, from Power Technology and Automation Technology Products, to Utilities and Industries, in order to reflect the impact that these inter-divisional sales would have had on historical results.

[3] EBIT, excluding amortization of goodwill in 2001 and 2000, would have been $ 394 million, $ 312 million and $ 1,325 million in 2002, 2001 and 2000, respectively.

[4] Corporate / Other includes net operating assets of $ 7,723 million, $ 5,551 million and $ 4,018 million relating to the former Financial Service Treasury Center business area in 2002, 2001 and 2000, respectively.

[5] Includes the Company's investment in Jorf Lasfar Energy Company S.C.A.

[6] Includes the Company's investment in Swedish Export Credit Corporation.

[7] Net operating assets is calculated based upon total assets (excluding cash and equivalents, marketable securities, current loans receivable, taxes and deferred charges) less current liabilities (excluding borrowings, taxes, provisions and pension-related liabilities).

[8] Restated, See Notes 2 and 13.

Effective January 1, 2003, in order to streamline the Company's structure and improve operational performance, the Company has put into place two divisions: Automation Technologies, which combines the former Automation Technology Products and Industries divisions and employs approximately 56,600 people; and Power Technologies, which combines the former Power Technology Products and Utilities divisions and employs approximately 41,200 people.

(U.S. dollar amounts in millions, except per share amounts)

Note 25 Segment and geographic data, continued

Geographic information

	Revenues Year ended December 31,			Long-lived assets December 31,	
	2002	2001	2000	2002	2001
Europe	$ 10,265	$ 10,852	$ 12,104	$ 2,043	$ 1,947
The Americas	4,101	4,863	4,673	403	467
Asia	2,603	2,435	1,741	281	270
Middle East and Africa	1,326	1,232	837	65	69
	$ 18,295	**$ 19,382**	**$ 19,355**	**$ 2,792**	**$ 2,753**

Revenues have been reflected in the regions based on the location of the customer. Long-lived assets primarily represent property, plant and equipment, net, and are shown by the location of the assets.

The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

Management estimates that approximately 43 percent of the Company's employees are subject to collective bargaining agreements in various countries. These agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.

ABB Ltd Group Auditors' Report

To the stockholders of ABB Ltd:

As auditors of the group, we have audited the accompanying consolidated balance sheet of ABB Ltd as of December 31, 2002, and the related consolidated income statement, statement of cash flows, statement of changes in stockholders' equity and notes, for the year then ended.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

We did not audit the consolidated financial statements of ABB Holdings Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 15 percent and total revenues constituting 14 percent of the related consolidated totals as of and for the year ended December 31, 2002; and we did not audit the financial statements of Jorf Lasfar Energy Company (a corporation in which the Company has a 50 percent interest) or the consolidated financial statements of the Swedish Export Credit Corporation (a corporation in which the Company has a 35 percent interest); the Company's investment in these companies is stated at $ 336 million and $ 206 million, respectively, and the Company's equity in their net income of $ 132 million and $ 254 million, respectively, is stated at $ 66 million and $ 89 million, respectively, as of and for the year ended December 31, 2002. Those statements were audited by other auditors whose reports have been furnished to us. The auditors' report on the consolidated financial statements of Swedish Export Credit Corporation included an explanatory paragraph that describes a restatement to previously reported amounts for the year ended December 31, 2001. Our opinion, insofar as it relates to amounts included for those companies and their subsidiaries, is based solely on the reports of the other auditors.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with other internationally recognized auditing standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Without qualifying our opinion, we draw attention to the following matters that are further discussed in Notes 1 and 17. Combustion Engineering, a wholly-owned consolidated subsidiary of ABB Ltd, experienced a greater-than-anticipated increase in the number of and amounts demanded to settle certain asbestos-related claims. As a result, on February 17, 2003, Combustion Engineering filed for reorganization under Chapter 11 of the United States Bankruptcy Code ("the Code"). After that date, Combustion Engineering's financial results will be deconsolidated and ABB Ltd will begin reporting its investment in Combustion Engineering using the cost method. Combustion Engineering represents 4 percent of ABB Ltd's consolidated liabilities and less than 1 percent of ABB Ltd's consolidated assets and consolidated revenues at December 31, 2002, and for the year then ended. Some claimants have named ABB Ltd or other subsidiaries of ABB Ltd in connection with claims against Combustion Engineering, but there has been no adjudication that any such entity has liability for such claims. Until Combustion Engineering receives an approved Plan of Reorganization in order to emerge from Chapter 11, and injunctive relief afforded under the Code has been provided to bar future claims from being made against ABB Ltd and its subsidiaries, the ultimate settlement amount of asbestos-related claims and the potential exposure of ABB Ltd and its other subsidiaries to liability for Combustion Engineering's asbestos-related claims remains uncertain.

In addition, as described in Notes 1 and 14, on December 17, 2002, the Company entered into a 364-day $1.5 billion credit facility to fund day-to-day operations and, in connection with this agreement, the Company must meet strict financial and performance covenants and dispose of significant assets to meet its scheduled debt repayments in 2003. Recent credit rating downgrades of the Company's borrowings and net losses reported on a consolidated basis in 2001 and 2002, with a resulting decrease in the Company's consolidated stockholders' equity, may impact the Company's ability to refinance existing obligations in 2003.

The existence of the asbestos-related issues of the Company's subsidiary, Combustion Engineering, and the restrictive aspects relating to the Company's credit facility, as discussed above, result in uncertainty as to ABB Ltd's ability to continue as a going concern. We refer you to Note 1 which outlines management's plans to address its asbestos-related issues and its liquidity situation.

As discussed in Note 13, the Company restated the consolidated financial statements as of December 31, 2001, and for the year then ended, for the effect of Swedish Export Credit Corporation's restatement to its consolidated financial statements to correct an error in its accounting for the fair value of certain financial instruments.

As discussed in Note 2, in 2001 the Company changed its method of accounting for derivative financial instruments. As also discussed in Note 2, in 2002 the Company changed its method of accounting for goodwill acquired in business combinations and its criteria for classification of items accounted for as discontinued operations, resulting in reclassifications to all periods presented for items meeting the criteria after January 1, 2002.

We also audited the adjustments that were applied to reclassify amounts reflected in the consolidated financial statements as of December 31, 2001, and for the two years then ended, in connection with the presentation of discontinued operations as described in Notes 2 and 3. Those statements, before such adjustments, were audited by us as of December 31, 2001 and for the year then ended and were audited by us jointly with other auditors for the year ended December 31, 2000. In our opinion, such adjustments were appropriate and have been properly classified.

Ernst & Young AG

J. Birgerson C. Barone

Auditors in charge

Zurich, Switzerland
April 4, 2003

ABB Ltd, Zurich

Income Statement

Year ended December 31 (CHF in thousands)	2002	2001
Revenues	7	721
Personnel expenses	(33,609)	(19,980)
Other expenses	(34,432)	(44,316)
Dividend income	26,655	4,490,148
Interest income	103,688	44,639
Interest expenses	(27,608)	(37,636)
Gain from sale of participations	307	–
Write-down of participations	(4,898,780)	–
Loss on sale of own shares	–	(37,208)
Write-down of own shares	(289,680)	(323,077)
Income (loss) before taxes	**(5,153,452)**	**4,073,291**
Income taxes	–	(60)
Net income (loss)	**(5,153,452)**	**4,073,231**

Balance Sheet

December 31 (CHF in thousands)	2002	2001
Cash and equivalents	152	4,300,907
Receivables	28,054	38,423
Total current assets	**28,206**	**4,339,330**
Loans to subsidiary	3,570,000	1,070,000
Participations	3,750,910	6,847,918
Own shares	94,320	384,000
Total fixed assets	**7,415,230**	**8,301,918**
Total assets	**7,443,436**	**12,641,248**
Current liabilities	96,329	140,689
Bonds	700,000	700,000
Total liabilities	**796,329**	**840,689**
Share capital	3,000,023	3,000,023
Legal reserve	600,005	600,005
Reserve for treasury shares	2,944,904	2,944,904
Other reserves	302,968	302,968
Retained earnings	4,952,659	879,428
Net income (loss)	(5,153,452)	4,073,231
Total stockholders' equity	**6,647,107**	**11,800,559**
Total liabilities and stockholders' equity	**7,443,436**	**12,641,248**

Notes to Financial Statements

Note 1 General
ABB Ltd, Zurich directly or indirectly controls all group companies which are fully consolidated in the Group financial statements of ABB Ltd, Zurich. These Consolidated Financial Statements are of overriding importance for the purpose of the economic and financial assessment of ABB Ltd, Zurich. The unconsolidated financial statements of ABB Ltd, Zurich are prepared in accordance with Swiss law and serve as complementary information to the Consolidated Financial Statements.

Note 2 Cash and equivalents

(CHF in thousands)	2002	2001
Cash and bank	152	907
Cash with subsidiaries	–	4,300,000
Total	**152**	**4,300,907**

Note 3 Receivables

(CHF in thousands)	2002	2001
Non-trade receivables [1]	9,897	17,632
Non-trade receivables from subsidiaries	–	18
Prepaid expenses / accrued income	4	59
Prepaid expenses / accrued income from subsidiaries	18,153	20,714
Total	**28,054**	**38,423**

[1] Includes a receivable from an employee pension plan amounting to CHF 8,417 thousand (CHF 14,968 thousand in 2001).

Note 4 Loans to subsidiaries
ABB Ltd entered into an interest bearing credit agreement with ABB Asea Brown Boveri Ltd, Zurich. The loan is valued at cost and pledged under the credit facility agreement (see Note 9 to the accompanying financial statements).

Note 5 Participations

				Ownership interest	
Company name	Purpose	Domicile	Share capital	2002	2001
ABB Holding Ltd	Holding	CH-Zurich	CHF 1,200,009,432	100%	–
BBC Brown Boveri Ltd	Holding	CH-Zurich	CHF 570,580	100%	–
ABB Participation Ltd	Holding	CH-Baden	CHF 462,681,000	–	100%
ABB Participation AB	Holding	SE-Västeras	SEK 4,689,565,105	–	100%
ASEA Holding AB	Holding	SE-Västeras	SEK 100,000	–	100%

The investments in subsidiaries are valued at lower of cost or market. The determination of fair values is done by using different methods including the discounted cash flow method (DCF).

Note 6 Current liabilities

(CHF in thousands)	2002	2001
Non-trade payables	2,527	1,903
Non-trade payables to subsidiaries	3,202	2,932
Accrued expenses / deferred income	18,310	29,112
Accrued expenses / deferred income from subsidiaries	62	93
Short-term loan from subsidiaries	72,228	106,649
Total	**96,329**	**140,689**

Note 7 Bonds

(CHF in thousands)	2002	2001
Bond 1999–2009 3.75%	500,000	500,000
Note 2001–2008 3.75%	100,000	100,000
Note 2001–2003 3.25% (Repayment January 24, 2003)	100,000	100,000
Total	**700,000**	**700,000**

Note 8 Stockholders' equity

(CHF in thousands)	Share capital	Restricted reserves	Other reserves	Retained earnings	Net income (loss)	Total
Opening balance sheet	3,000,023	3,544,909	302,968	879,428	4,073,231	11,800,559
Allocation to retained earnings				4,073,231	(4,073,231)	–
Net loss for the year					(5,153,452)	(5,153,452)
Closing balance sheet	**3,000,023**	**3,544,909**	**302,968**	**4,952,659**	**(5,153,452)**	**6,647,107**

Share capital divided in:

(CHF in thousands)	Number of registered shares	Par value	Total
Issued shares	1,200,009,432	CHF 2.50	3,000,023
Contingent shares	80,000,000	CHF 2.50	200,000

In 2001, ABB Ltd and its subsidiaries, ABB Equity Limited and ABB Transinvest Limited, have acquired the following ABB Ltd shares to cover the obligations of a management incentive plan and various corporate purposes:

Treasury shares	**2002**		**2001**	
	Number of shares	Price per share / CHF	Number of shares	Price per share / CHF
Opening balance	86,830,312	33.92	16,484,208	38.71
Purchases	–	–	82,946,104	31.74
Sales	–	–	(12,600,000)	25.84
Closing balance	**86,830,312**	**33.92**	**86,830,312**	**33.92**

Note 9 Pledge

(CHF in thousands)	**2002**	**2001**
Loans to subsidiary pledged	3,570,000	–

This pledge relates to the USD 1.5 billion credit facility signed on December 17, 2002 (refer to Note 14 to the Consolidated Financial Statements).

Note 10 Contingent liabilities

(CHF in thousands)	**2002**	**2001**
Liability to pension fund	1,034	–
Financial guarantee to subsidiary[1]	333,275	–
Total	**334,309**	**–**

[1] Relates to an intra-group financing.

Furthermore, Combustion Engineering, an indirect wholly owned subsidiary of ABB Ltd, Zurich, experienced a greater-than-anticipated increase in the number of and amounts demanded to settle certain asbestos-related claims. Some claimants have named ABB Ltd, Zurich or subsidiaries of ABB Ltd, Zurich in connection with claims against Combustion Engineering, but there has been no adjudication that any such entity has liability for such claims. Please refer to Note 17 to the Consolidated Financial Statements for more detailed information.

The company is part of a value added tax group and therefore jointly liable to the federal tax department for the value added tax debts of the other members.

Note 11 Credit facility agreement
On December 17, 2002, ABB Ltd, Zurich and certain subsidiaries of ABB Ltd, Zurich entered into a 364-day USD 1.5 billion credit facility to fund day-to-day operations of the ABB Group. For more detailed information please refer to Note 14 to the Consolidated Financial Statements.

There are no further items which require disclosure in accordance with Art. 663 b of the Swiss Code of Obligations.

Proposed appropriation of available earnings

(CHF in thousands)	2002	2001
Net income (loss) for the year	(5,153,452)	4,073,231
Release of other reserves	302,968	–
Carried forward from previous year	4,952,659	879,428
Profit available to the Annual General Meeting	**102,175**	**4,952,659**
Dividend	–	–
Balance to be carried forward	**102,175**	**4,952,659**

The Board of Directors proposes to dissolve the other reserves of CHF 302,967,172 through transfer to the profit carried forward, to renounce to the distribution of a dividend and to carry forward to new account the amount of profit available to the Annual General Meeting in the amount of CHF 102,174,342.

Report of the Statutory Auditors

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes; pages 88 to 91) of ABB Ltd, Zurich, for the year ended December 31, 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Without qualifying our opinion, we draw attention to the following:

As described in Note 4 and 5 to the accompanying financial statements, loans and participations to ABB Group companies are valued at the lower of cost or fair values. These have been determined using generally recognized valuation methods including the discounted cash flow method (DCF) and are based on management's budgets and estimates of future cash flows including proceeds from planned disposals of non-core business units held for sale.

We also refer to Note 10 to the accompanying financial statements regarding Combustion Engineering, an indirect wholly-owned subsidiary of ABB Ltd, Zurich, and to Note 11 to the accompanying financial statements regarding the 364-day USD 1.5 billion credit facility to fund day-to-day operations of the ABB Group, and as described in more detail in Notes 17 and 14 to the consolidated financial statements of ABB Ltd prepared in accordance with accounting standards generally accepted in the United States.

The existence of the asbestos-related issues of the indirect subsidiary of ABB Ltd, Zurich, Combustion Engineering, the restrictive aspects relating to the above mentioned credit facility and the potential impact of these items (including the risk of not achieving the forecasted future cash flows) on the carrying values of participations and loans to group companies, as discussed above, result in uncertainty as to ABB Ltd, Zurich's ability to continue as a going concern. We refer you to Note 1 to the Consolidated Financial Statements which outlines ABB Group management's plans to address the asbestos-related issues and the ABB Group's liquidity situation. Should Group management's plans not be successful, the accompanying financial statements would be required to be prepared on the basis of net realizable values and the Board of Directors would need to observe the regulations of Article 725 of the Swiss Code of Obligations.

Ernst & Young AG

J. Birgerson	**Y. Vontobel**
Authorized Public Accountant	**Certified Accountant**

Auditors in charge

Zurich, April 4, 2003

Investor information

ABB Ltd share price trend during 2002

During 2002, the price of ABB Ltd shares traded on the SWX Swiss Exchange (virt-x) decreased 75%, while the Swiss Performance Index decreased 26%. The price of ABB Ltd shares on Stockholmsbörsen decreased 75%, underperforming the Affärsvärldens General Index, which decreased by 37%.

Source: Bloomberg

Share price (data based on closing prices)

	SWX Swiss Exchange (virt-x/CHF)	Stockholmsbörsen (SEK)
High	18.30	113.50
Low	1.63	10.30
Year-end	3.93	24.90
Average daily traded number of shares	11,865,000	5,251,000

Source: SWX Swiss Exchange (virt-x), Stockholmsbörsen

Market capitalization

On December 31, 2002, ABB Ltd's market capitalization based on outstanding shares (total amount of outstanding shares: 1,113,179,120) was approximately $ 3.1 billion (CHF 4.4 billion, SEK 27.5 billion, EUR 3.0 billion)

Shareholder structure

As of December 31, 2002, the total number of shareholders directly registered with ABB Ltd was approximately 170,000. In addition, another 100,000 shareholders hold shares indirectly through nominees. In total, ABB has approximately 270,000 shareholders.

Major shareholders

As of December 31, 2002, Investor AB, Stockholm, Sweden, owned 120,067,731 shares of ABB Ltd, corresponding to 10.0% of total capital and votes.

As of December 31, 2002, ABB Group owned as treasury shares 86,830,312 shares of ABB Ltd, corresponding to 7.2% of total capital and votes.

On March 17, 2003 ABB Group announced that since March 14, 2003, it holds less than 1% of total capital and votes of ABB Ltd.

The Capital Group Companies, Inc., Los Angeles, CA, USA, informed ABB that as per March 11, 2003 it holds for its clients 64,043,388 shares of ABB Ltd, corresponding to 5.3% of total capital and votes.

To the best of the company's knowledge, no other shareholder holds five percent or more of the total voting rights.

Dividend

It is proposed to the annual general meeting that no dividend be paid for 2002.

Per-share data

	2002	2001
Dividend (CHF)	n.a.[1]	n.a.[2]
Par value (CHF)	2.50	2.50
Vote per share	1	1
Weighted average number of shares outstanding (in millions)	1,113	1,132
Dilution from convertible bonds (in millions)	53	–
Diluted weighted average number of shares outstanding (in millions)	1,166	1,132

[1] It is proposed to the Annual General Meeting that no dividend be paid for 2002.

[2] In order to strengthen the balance sheet, no dividend was paid for 2001.

Key ratios [1]

(US$)	2002	2001
EBITDA per share*	0.86	0.83
Basic earnings (loss) per share	(0.70)	(0.64)
Diluted earnings (loss) per share*	(0.83)	(0.64)
Stockholders' equity per share*	1.28	3.16
Cash flow per share*	0.02	1.75
Dividend pay-out-ratio (%)	n.a.	n.a.
Direct yield (%)	n.a.	n.a.
Market-to-book (%)	310.6	545.9
Basic P / E ratio	n.a.	n.a.
Diluted P / E ratio	n.a.	n.a.

*Calculation based on diluted weighted average number of shares outstanding.

[1] 2001 figures restated and adjusted for the 4 for 1 share split on May 7, 2001.

ABB Ltd annual general meeting

The 2003 annual general meeting of ABB Ltd will be held at 2:00 p.m. on Friday, May 16, 2003 at the Messe Zurich hall in Zurich-Oerlikon, Switzerland. The meeting will be held principally in German and will be simultaneously translated into Swedish, English and French. Shareholders entered in the share register, with the right to vote, by May 6, 2003, are entitled to participate in the meeting.

Admission cards

Holders of registered shares of ABB Ltd will receive their admission cards on request using the reply form enclosed with the invitation. The reply form or a corresponding notification must reach the company not later than May 7, 2003. For technical reasons, notifications arriving after that date will not be taken into consideration. The full text of the invitation in accordance with Article 700 of the Swiss Code of Obligations was published in Schweizerisches Handelsamtsblatt on April 23, 2003. For shareholders in Sweden an Information Meeting will be held in Västerås, Sweden, on May 19, 2003 at 3:00 p.m.

ABB shareholders' calendar 2003

Three months results 2003	April 29
ABB Ltd annual general meeting, Zurich	May 16
ABB Ltd Information Meeting, Västerås	May 19
Six-month results 2003	July 29
Nine-month results 2003	October 28

Price trend for ABB Ltd shares


CHF
20
15
10
5
0
1/02
2/02
3/02
4/02
5/02
6/02
7/02
8/02
9/02
10/02
11/02
12/02
Price trend for ABB Ltd shares, Zurich
Swiss Performance Index rebased, Zurich


SEK
125
100
75
50
25
0
1/02
2/02
3/02
4/02
5/02
6/02
7/02
8/02
9/02
10/02
11/02
12/02
Price trend for ABB Ltd shares, Stockholm
Affärsvärlden Index rebased, Stockholm

Source: Bloomberg and Affärsvärlden

Stock Exchange listings

ABB Ltd is listed on the SWX Swiss Exchange (virt-x), Stockholmsbörsen, Frankfurt Stock Exchange, London Stock Exchange and New York Stock Exchange.

Ticker symbol for ABB Ltd

SWX Swiss Exchange (virt-x)	ABBN
Stockholmsbörsen	ABB
Frankfurt Stock Exchange	ABJ
London Stock Exchange	ANN
New York Stock Exchange (NYSE)	ABB

Ticker symbol for ABB Ltd at Bloomberg

SWX Swiss Exchange (virt-x)	ABBN VX
Stockholmsbörsen	ABB SS
Frankfurt Stock Exchange	ABJ GR
London Stock Exchange	ANN LN
New York Stock Exchange (NYSE)	ABB US

Ticker symbol for ABB Ltd at Reuters

SWX Swiss Exchange (virt-x)	ABBZn.VX
Stockholmsbörsen	ABB.ST
Frankfurt Stock Exchange	ABBn.F
London Stock Exchange	ABBZnq.L
New York Stock Exchange (NYSE)	ABB.N

The global ISIN code for the ABB share is: CH 001 222 171 6.

Credit rating for ABB Ltd as of March 31, 2003

Standard & Poor's

Long-term Corporate Credit Rating:	BB+
Long-term Senior Unsecured debt:	BB–
Short-term Corporate Credit Rating:	B
Negative Outlook	

Moody's

Long-term Senior Implied Rating:	Ba3
Long-term Senior Unsecured Rating:	B1
Short-term Debt rating:	Not Prime
Negative Outlook	

The credit rating can be subject to revision at any time. For the latest credit ratings please see Moody's and Standard & Poor's web pages.

Bondholder information

Outstanding public bonds as of December 31, 2002.

Issuer	Original issued principal amount	Coupon	Due	Bloomberg ticker	Reuters ticker
ABB International Finance Ltd	USD 250 million	7%	2003	ABB 7 02/14/03	CH010628296=
ABB International Finance Ltd	CHF 350 million	3.5%	2003	ABB 3.5 06/30/03	CH1051943=
ABB International Finance Ltd	ITL 250 billion	10%	2003	ABB 10 08/06/03	CH004494059=
ABB International Finance Ltd	CAD 180 million	collared FRN	2003	ABB 0 10/20/03	CH004629256=
ABB International Finance Ltd	EUR 300 million	3.5%	2003	ABB 3.5 12/29/03	CH009513361=
ABB International Finance Ltd	EUR 500 million	5.25%	2004	ABB 5.25 03/08/04	CH010817129=
ABB International Finance Ltd	ITL 200 billion	8.125%	2004	ABB 8.125 03/10/04	CH004909615=
ABB International Finance Ltd	CHF 400 million	3%	2004	ABB 3 08/19/04	CH830110=
ABB International Finance Ltd	EUR 300 million	5.375%	2005	ABB 5.375 06/30/05	CH011319629=
ABB International Finance Ltd	JPY 50 billion	0.5%	2005	ABB 0.5 09/20/05	CH013519668=
ABB International Finance Ltd	EUR 475 million	5.125%	2006	ABB 5.125 01/11/06	CH012214901=
ABB International Finance Ltd	USD 968 million Convertible	4.625%	2007	ABB 4.625 05/16/07	CH014749721=
ABB International Finance Ltd	EUR 500 million	9.5%*	2008	ABB 9.5 01/15/08	CH014855653=
ABB International Finance Ltd	GBP 200 million	10%*	2009	ABB 10 05/29/09	CH014855661=
ABB Finance Inc.	USD 250 million	6.75%	2004	ABB 6.75 06/03/04	CH007637454=
ABB Ltd	CHF 500 million	3.75%	2009	ABB 3.75 09/30/09	CH896367=S

* Excl. step-up

ABB Group statistical data

(US$ millions, other than ratios, employees and percentages)	2002	2001 (restated)	2000
Consolidated Income Statements			
Revenues	18,295	19,382	19,355
Earnings before interest and taxes (EBIT)	394	157	1,173
Income (loss) from continuing operations before taxes and minority interest	251	(66)	1,106
Income (loss) from continuing operations	97	(165)	766
Net income (loss)	(783)	(729)	1,443
Consolidated Balance Sheets			
Cash and equivalents	2,478	2,442	1,245
Marketable securities	2,135	2,924	4,193
Other current assets	15,342	17,294	16,044
Non-current assets	9,578	9,645	9,480
Total assets	29,533	32,305	30,962
Short-term borrowings and current maturities of long-term borrowings	2,576	4,701	3,523
Other current liabilities	15,838	15,465	13,059
Long-term borrowings	5,376	5,003	3,763
Other long-term liabilities	4,472	4,946	5,125
Stockholders' equity including minority interest	1,271	2,190	5,492
Total liabilities and stockholders' equity	29,533	32,305	30,962
Consolidated Statements of Cash Flows			
Net cash provided by operating activities	19	1,983	747
Net cash provided by (used in) investing activities	2,651	(1,218)	(489)
Net cash provided by (used in) financing activities	(2,812)	677	(392)
Effects of exchange rate changes on cash and equivalents	141	(72)	(84)
Net change in cash and equivalents	(1)	1,370	(218)
Other data			
Orders received	18,112	19,672	20,908
EBITDA [1]	1,005	944	2,009
Capital expenditures, excluding purchased intangible assets	460	607	426
Capital expenditures for acquisitions	154	597	896
Research and development expense	550	593	660
Order-related development expenditures	249	405	555
Dividends declared pertaining to fiscal year (Swiss francs in millions)	–	–	900
Total debt	7,952	9,704	7,286
Gearing	86.2%	81.6%	57.0%
Net debt position	(3,339)	(4,338)	(1,848)
Net operating assets	11,258	10,744	11,567
Number of employees	139,051	156,865	160,818
Ratios			
Earnings before interest and taxes/Revenues	2.2%	0.8%	6.1%
Return on equity	(52.4%)	(20.4%)	30.6%
Current assets/Current liabilities	1.08	1.12	1.30
Liquidity ratio	27.3%	27.9%	30.2%
Net operating assets/Revenues	61.5%	55.4%	59.8%
Net working capital/Revenues	15.4%	12.4%	16.4%

[1] Earnings before interest, taxes, depreciation and amortization

Exchange rates

Main exchange rates used in the translation of the Financial Statements

Currency	ISO Codes	Average 2002/US$	Year-end 2002/US$	Average 2001/US$	Year-end 2001/US$
Australian dollar	AUD	1.84	1.77	1.94	1.96
Brazilian real	BRL	2.94	3.54	2.32	2.32
Canadian dollar	CAD	1.57	1.58	1.55	1.60
Chinese yuan renminbi	CNY	8.28	8.28	8.27	8.28
Danish krone	DKK	7.90	7.08	8.34	8.45
EURO	EUR	1.06	0.95	1.12	1.14
Indian rupee	INR	48.55	47.97	47.18	48.24
Japanese yen	JPY	125.17	118.71	121.55	131.27
Norwegian krone	NOK	8.00	6.93	9.02	9.05
Polish zloty	PLN	4.07	3.83	4.09	3.98
Pound sterling	GBP	0.67	0.62	0.69	0.69
Swedish krona	SEK	9.71	8.74	10.36	10.56
Swiss franc	CHF	1.56	1.39	1.69	1.68

© Copyright 2003 ABB. All rights reserved.
© Designed by williams & phoa.



ABB Ltd
Corporate Communications
P.O. Box 8131
CH-8050 Zurich
Switzerland
Tel: +41 (0) 43 317 7111
Fax: +41 (0) 43 317 7958

www.abb.com

ABB Ltd
Investor Relations
P.O. Box 8131
CH-8050 Zurich
Switzerland
Tel: +41 (0) 43 317 7111
Fax: +41 (0) 1 311 9817

ABB Ltd
Investor Relations
P.O. Box 5308
Norwalk CT 06856-5308
USA
Tel: +1 203 750 7743
Fax: +1 203 750 2262

ABB Ltd
Investor Relations
SE-721 83 Västerås
Sweden
Tel: +46 (0) 21 32 50 00
Fax: +46 (0) 21 32 54 48